Business Services Corp.



moving FORWARD

2008 Annual Report

08

MARLIN BUSINESS SERVICES CORP.

At Marlin Business Services Corp., we believe that success is a journey, not a destination. While we are proud of past accomplishments, our focus remains on the road ahead.

In 2008, we improved our operations, increased our focus on service quality to customers and opened a state-chartered commercial bank. Despite challenging economic conditions, we've mapped out a future that includes opportunities to grow our business, enhance efficiencies, offer new financial products and improve shareholder value.

Serving small businesses ACROSS THE COUNTRY

Today's small businesses are at a crossroad. Each day brings new challenges and new opportunities.

Partnering with Small Businesses & Equipment Suppliers

Since 1997, **Marlin Business Services Corp.** has been a national leader in the small-ticket equipment financing industry. Over the past 11 years, we have supported more than 200,000 customers and extended over $2.5 billion in financing to small businesses. We finance over 80 categories of commercial equipment and work with small to mid-sized equipment suppliers and the end user customer. Our focus is to provide high quality, convenient point-of-sale lease financing.

Equipment vendors and suppliers depend on Marlin to serve as their primary financing partner. They know we have the resources and experience to help them better serve their customers, and that we are renowned for our flexibility and customized approach. However, we also realize we must earn their business every day. From telecommunications and medical equipment to industrial and restaurant equipment, Marlin provides the financing options to support small businesses.

For our small business customers, we provide direct financing for equipment, giving them an economical option that preserves working capital. Our competitively priced financing products, coupled with our exceptional and convenient customer service, have made us the partner of choice for businesses in virtually every industry. And because we work closely with small businesses every day, we understand their unique needs and requirements.

A Focused Approach

We focus on serving the small business segment through personalized service, easy documentation and fast application processing. Our acclaimed **Single Point of Contact®** service model provides customers with a dedicated professional who provides invaluable assistance and advice. From billing and equipment upgrades to additional financing or buyout options, our customer-oriented employees are trained to make life easier for small businesses everywhere.

Forward Thinking

Our business is centered around providing commercial financing solutions to small businesses and equipment suppliers. Therefore, our funding strategy is a key aspect of our business. Several years ago we formulated a new funding diversification strategy that included the creation of Marlin Business Bank – an industrial bank, which opened in March, 2008.

As the capital markets deteriorated in 2008, we converted our charter to become a commercial bank, affording us additional strength and flexibility. Marlin Business Bank will provide us with greater funding options, lower our funding costs, and enhance our ability to provide continued financing to our equipment vendors and small business customers.



MILES of Accomplishment

For the Past Eleven Years
We have been Charting
A Course of Success


Portfolio Net Investment (Leases and Loans)
$800
$600
$400
$200
$ Millions
June - Marlin founded in Mt.Laurel, New Jersey
Feb. - First round of venture capital
Sept. - Opened Denver sales office
May - Opened AssuranceOne, LTD. - Insurance Subsidiary
May - $500MM in equipment lease volume
1997
1998
1999
2000
2001
2002
Year

COMPANY *Profile*

- Founded in June, 1997
- Nationwide provider of small-ticket commercial equipment financing
- Since Inception:
  Over 270,000 leases booked
  Over $2.5 billion in leasing volume
- Serviced over 200,000 customers
- NASDAQ: MRLN
- Corporate Headquarters located in Mount Laurel, New Jersey
  - Regional offices: Atlanta, Denver & Salt Lake City
- 59th Largest Equipment Leasing Company in the US*
  - 8th Largest Independent Leasing Company*
- Marlin Business Bank, Member of the Federal Reserve System and Utah State-Chartered Commercial Bank

** Per Monitor, Inc. (June '08)*



Jan. - Launched Healthcare sales division
Oct. - Named one of Forbes' 2006 Best Small Companies
May - $2B in equipment lease volume
Nov. - Opened Salt Lake City office
Nov. - Marlin goes public: MRLN listing on NASDAQ
June - $1B in equipment lease volume
March - Opened Marlin Business Bank
Dec. - Marlin Business Bank received approval to be a member of the Federal Reserve System and Marlin became a bank holding company
2003
2004
2005
2006
2007
2008

Notes from THE road

A letter from the CEO

Dear Fellow Shareholders,

2008 was an extraordinary year of change. The rapid slowdown in economic growth and prosperity culminated with negative GDP growth of 6.3% posted in the fourth quarter of 2008. Not since the 1981 recession have we witnessed such a steep decline in economic activity. What began as a housing slowdown has grown into a more widespread issue, impacting the overall economy. Consumers are spending less and saving more. Businesses are less confident about the future, leading to a significant decline in capital spending. Further compounding the economic woes is the credit crunch in both the banking and asset-backed markets. While these events are worrisome, Marlin is well prepared to deal with the challenges in front of us.



"Managing credit risk is a part of our culture and something we do very well."

Credit Quality

Managing credit risk is a part of our culture and something we do very well. We take an analytical, disciplined approach to portfolio risk management. Our diversified portfolio provides a buffer against severe credit losses tied to a prolonged economic slump or other unanticipated events. Our credit policies are established to approve customers that fit a well-defined risk profile.

Throughout 2008, we have taken the necessary, appropriate actions to reduce risk and improve credit quality. Early on, we clamped down on regions hardest hit by the slowdown, such as Florida and California. We also took decisive action and reduced exposure in those industries hardest hit by the housing crisis. And lastly, we scaled back originations in underperforming channels and strengthened the acceptance credit criteria for customers across the board. I'm confident that these actions and other steps we are taking will effectively allow us to steer through the current climate and strengthen credit quality.

Access to Stable Funding

The non-functioning credit markets have created challenges for all financial services companies. Here, the company's solution is the expanded role of Marlin Business Bank. With the unprecedented disruption in the capital markets and the uncertainty it brings to stable funding, our plan is to have Marlin Business Bank play an even greater role in the overall funding platform of the company.

Since the bank's opening in March 2008, the company has raised $63.4 million of insured FDIC deposits to fund assets. Looking forward, our intent is to grow the funding capacity of the bank, and we have been working closely with the regulatory authorities to achieve that objective. On December 31, 2008, we received regulatory approval to convert Marlin Business Bank from an industrial bank to a commercial bank. Effective January 13, 2009, we converted the existing industrial bank to a state-chartered commercial bank that is a member of the Federal Reserve System, and Marlin Business Services Corp. became a bank holding company. The next and final step in the bank expansion process is to receive final approval from the FDIC to permit growth in accordance with our new business plan.

Maintaining Financial Strength

We are very strong financially with tangible net worth of $147 million and an equity to asset ratio of 18.53%. We have a strong, flexible profit model that allows us to maintain operating profitability during turbulent times. Our strategy is to continue to do what is necessary to preserve this financial strength and position Marlin to take advantage of growth opportunities once the economy returns to a more stable environment.

In closing, I wish to extend a heartfelt thank you to all our employees for their dedication. To our customers, thank you for your loyal support. And finally to our shareholders, we will continue to work hard to maintain your trust and deliver long-term value.

Daniel P. Dyer
Chief Executive Officer



financial HIGHLIGHTS

YEAR ($ in Thousands)	2004	2005	2006	2007	2008
Net Income (Loss)	$13,459	$16,248	$18,634	$18,286	$(5,230)
Net Income – Adjusted[1]	$13,459	$16,248	$18,634	$18,286	$4,474
Revenues	$75,551	$90,211	$103,456	$118,911	$115,597
Net Investment in Leases and Loans	$489,678	$572,581	$693,911	$765,938	$670,494
Total Assets	$554,693	$670,989	$795,452	$959,654	$795,816
Total Stockholders' Equity	$90,350	$112,609	$134,289	$150,145	$147,456
Total Originations (Leases and Loans)	$272,271	$318,413	$388,661	$388,376	$256,554
Total Number of New Leases and Loans Originated	31,818	32,754	34,214	33,141	24,869
Total Number of Active Leases and Loans	95,096	103,278	109,511	115,883	114,608
Net Interest and Fee Margin	12.19%	12.35%	11.68%	10.65%	10.04%
Efficiency Ratio	41.63%	43.36%	44.77%	41.83%	48.47%
Net Charge-Offs[2]	1.99%	1.74%	1.56%	2.00%	3.80%

(1) Net Income – Adjusted represents net income excluding the loss on derivatives and hedging activities, net of tax. This measure excludes the volatility resulting from derivatives activities subsequent to discontinuing hedge accounting in mid-2008.
(2) As a percentage of average total finance receivables.



Total Stockholders' Equity
$200.0
$150.0
$100.0
$50.0
$0
$ Millions
$90.4
$112.6
$134.3
$150.1
$147.5
2004
2005
2006
2007
2008
Year



Total Number of Active Leases and Loans
150.0
100.0
50.0
0
Thousands
95.1
103.3
109.5
115.9
114.6
2004
2005
2006
2007
2008
Year



Revenues
$150.0
$100.0
$50.0
$0
$ Millions
$75.6
$90.2
$103.5
$118.9
$115.6
2004
2005
2006
2007
2008
Year



Total Assets
$1,000.0
$800.0
$600.0
$400.0
$200.0
$0
$ Millions
$554.7
$671.0
$795.5
$959.7
$795.8
2004
2005
2006
2007
2008
Year

Marlin's
MISSION

Marlin Business Services Corp. is a company of dedicated employees committed to the delivery of quality credit products to small businesses with exceptional customer service and convenience... one customer at a time.



300
FELLOWSHIP ROAD
MARLIN
Business Services Corp.

VALUES

- integrity without compromise
- open honest communication
- respect all customers and employees
- personal accountability
- teamwork and collaboration
- 100% effort every day
- set high expectations and accept nothing less

Senior corporate OFFICERS

Daniel P. Dyer
Chief Executive Officer

George D. Pelose
Executive Vice President
Chief Operating Officer,
General Counsel & Secretary

Lynne C. Wilson
Senior Vice President
Chief Financial Officer
& Treasurer

Edward J. Siciliano
Senior Vice President
Chief Sales Officer

Philip A. Bruno
Senior Vice President
Chief Marketing Officer

Kerri O'Connor
Senior Vice President
Chief Risk Officer

Robert P. Majka
President & Chief Executive Officer
Marlin Business Bank

board of DIRECTORS

Kevin J. McGinty
Chairman of the Board

John J. Calamari

Lawrence J. DeAngelo

Daniel P. Dyer

Edward Grzedzinski

Matthew J. Sullivan

James W. Wert



Ottsville
RALPH STOVER ST. PK.
BULLS I. ST. PK.
Rosemont
Sergeantsville
Raven Rock
Stockton
Carversville
Lumberville
Lambertville
Gardenville
New Hope
Danboro
Mechanicsville
Washington Crossing Hist. Pk.
Titusville
Lahaska
Buckingham
Washington Crossing
Furlong
Pineville
Wrightstown
Edison
Jamison
Newtown
TYLER ST. PK.
Hartsville
Warminster
Richboro
Johnsville
Langhorne
Southampton
Trevose
Willow Grove
Abington
Glenside
Jenkintown
PA
NJ
Riverside
ADELPHIA
RANCOCAS ST. PK.
Palmyra
Riverton
Cinnaminson
Mt. Laurel
Pennsauken
Camden
Cherry Hill
Haddonfield
Mt. Ephraim
Marlton
Fairvi
City
Voorhees
Bellmawr
Runnemede
Glendora
Gibbsboro

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50448

Marlin Business Services Corp.
(Exact name of Registrant as specified in its charter)

Pennsylvania	**38-3686388**
(State of incorporation)	*(I.R.S. Employer Identification No.)*

300 Fellowship Road, Mount Laurel, NJ 08054
(Address of principal executive offices)

Registrant's telephone number, including area code:
(888) 479-9111

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price of such shares on the NASDAQ Global Select Market was approximately $63,357,594 as of June 30, 2008. Shares of common stock held by each executive officer and director and persons known to us who beneficially owns 5% or more of our outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's common stock outstanding as of February 28, 2009 was 12,392,821 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement related to the 2009 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days of the close of Registrant's fiscal year, is incorporated by reference into Part III of this Form 10-K.

MARLIN BUSINESS SERVICES CORP.

FORM 10-K

INDEX

		Page
	PART I	
Item 1.	BUSINESS	2
Item 1A.	RISK FACTORS	18
Item 1B.	UNRESOLVED STAFF COMMENTS	23
Item 2.	PROPERTIES	23
Item 3.	LEGAL PROCEEDINGS	23
Item 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	23
	PART II	
Item 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	24
Item 6.	SELECTED FINANCIAL DATA	27
Item 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29
Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	56
Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	57
Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	95
Item 9A.	CONTROLS AND PROCEDURES	95
Item 9B.	OTHER INFORMATION	95
	PART III	
Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	95
Item 11.	EXECUTIVE COMPENSATION	96
Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	96
Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	96
Item 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	96
	PART IV	
Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	96

PART I

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) the effectiveness of our hedges, (e) our understanding of our competition; and (f) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- general volatility of capital markets, in particular, the market for securitized assets;
- changes in our industry, interest rates or the general economy resulting in changes to our business strategy;
- the nature of our competition;
- availability of qualified personnel; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

As used herein, the terms "Company," "Marlin," "we," "us," or "our" refer to Marlin Business Services Corp. and its subsidiaries.

Item 1. *Business*

Overview

We are a nationwide provider of equipment financing and working capital solutions primarily to small businesses. We finance over 80 categories of commercial equipment important to our end user customers, including copiers, certain commercial and industrial equipment, security systems, computers and telecommunications equipment. Our average lease transaction was approximately $11,000 at December 31, 2008, and we typically do not exceed $250,000 for any single lease transaction. This segment of the equipment leasing market is commonly known in the industry as the small-ticket segment. We access our end user customers through origination sources comprised of our existing network of over 11,400 independent commercial equipment dealers and, to a lesser extent, through relationships with lease brokers and direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these origination sources, we are able to deliver convenient and flexible equipment financing to our end user customers. Our typical financing transaction involves a non-cancelable, full-payout lease with payments sufficient to recover the purchase price of the underlying equipment plus an expected profit. As of December 31, 2008, we serviced approximately 113,000 active equipment leases having a total original equipment cost of $1.2 billion for approximately 92,000 end user customers.

In November 2006 we announced the introduction of business capital loans. Business capital loans provide small business customers access to working capital credit through term loans. At December 31, 2008, the business capital loan portfolio totaled $12.3 million.

On March 20, 2007, the Federal Deposit Insurance Corporation ("FDIC") approved the application of our wholly-owned subsidiary, Marlin Business Bank ("MBB") to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of the Company's funding sources and, over time, may add other product offerings to better serve our customer base.

On December 31, 2008, MBB received approval from the Federal Reserve Bank of San Francisco ("FRB") to (i) convert from an industrial bank to a state-chartered commercial bank and (ii) become a member of the Federal Reserve System. In addition, on December 31, 2008, Marlin Business Services Corp. received approval to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank.

On January 13, 2009, MBB converted from an industrial bank to a commercial bank chartered and supervised by the State of Utah and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In connection with the conversion of MBB to a commercial bank, Marlin Business Services Corp. became a bank holding company on January 13, 2009. In connection with this approval, the Federal Reserve Board required the Company to identify any of its activities or investments that were impermissible under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Such activities or investments must be terminated or conform to the Bank Holding Company Act within two years of the approval (unless additional time is granted by the Federal Reserve Board). (See Regulation and Supervision in this Item 1). The Company's reinsurance activities conducted through its wholly-owned subsidiary, AssuranceOne, Ltd., are impermissible under the Bank Holding Company Act. However, such activities would be permissible if the Company was a financial holding company, and the Company intends to seek certification from the Federal Reserve Board to become a financial holding company within two years from its approval to become a bank holding company.

The small-ticket equipment leasing market is highly fragmented. We estimate that there are up to 75,000 independent equipment dealers who sell the types of equipment we finance. We focus primarily on the segment of the market comprised of the small and mid-size independent equipment dealers. We believe this segment is underserved because: 1) the large commercial finance companies and large commercial banks typically concentrate their efforts on marketing their products and services directly to equipment manufacturers and larger distributors, rather than the independent equipment dealers; and 2) many smaller commercial finance companies and regional banking institutions have not developed the systems and infrastructure required to service adequately these equipment dealers on high volume, low-balance transactions. We focus on establishing our relationships with independent equipment dealers to meet their need for high-quality, convenient point-of-sale lease financing programs. We provide equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, allowing them to increase their sales and provide better customer service. We believe our personalized service approach appeals to the independent equipment dealer by providing each dealer with a single point of contact to access our flexible lease programs, obtain rapid credit decisions and receive prompt payment of the equipment cost. Our fully integrated account origination platform enables us to solicit, process and service a large number of low-balance financing transactions. From our inception in 1997 to December 31, 2008, we have processed approximately 620,000 lease applications and originated nearly 270,000 new leases.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in the state of Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our initial public offering ("IPO"). Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

Competitive Strengths

We believe several characteristics may distinguish us from our competitors, including the following:

Multiple Sales Origination Channels. We use multiple sales origination channels to penetrate effectively the highly diversified and fragmented small-ticket equipment leasing market. Our *direct origination channels*, which historically have accounted for approximately 69% of our originations, involve: 1) establishing relationships with independent equipment dealers; 2) securing endorsements from national equipment manufacturers and distributors to become the preferred lease financing source for the independent dealers who sell their equipment; and 3) soliciting our existing end user customer base for repeat business. Our *indirect origination channels* have historically accounted for approximately 31% of our originations and consist of our relationships with brokers and certain equipment dealers who refer transactions to us for a fee or sell leases to us that they originated. In 2008, we took steps to reduce the portion of our business that is derived from the indirect channels to focus our origination resources on the more profitable direct channels. As a result, indirect business represented only 19% of 2008 originations, while direct business represented 81%.

Highly Effective Account Origination Platform. Our telephonic direct marketing platform offers origination sources a high level of personalized service through our team of 86 sales account executives, each of whom acts as the single point of contact for his or her origination sources. Our business model is built on a real-time, fully integrated customer information database and a contact management and telephony application that facilitate our account solicitation and servicing functions.

Comprehensive Credit Process. We seek to manage credit risk effectively at the origination source as well as at the transaction and portfolio levels. Our comprehensive credit process starts with the qualification and ongoing review of our origination sources. Once the origination source is approved, our credit process focuses on analyzing and underwriting the end user customer and the specific financing transaction, regardless of whether the transaction was originated through our direct or indirect origination channels.

Portfolio Diversification. As of December 31, 2008, no single end user customer accounted for more than 0.07% of our portfolio and leases from our largest origination source accounted for only 3.5% of our portfolio. Our portfolio is also diversified nationwide with the largest state portfolios existing in California (13%) and Florida (9%).

Fully Integrated Information Management System. Our business integrates information technology solutions to optimize the sales origination, credit, collection and account servicing functions. Throughout a transaction, we collect a significant amount of information on our origination sources and end user customers. The enterprise-wide integration of our systems enables data collected by one group, such as credit, to be used by other groups, such as sales or collections, to better perform their functions.

Sophisticated Collections Environment. Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post charge-off recovery dollars. Our collection strategy employs a blend of proven methods, including a life-cycle approach, where a single collector handles an account through its entire delinquency period, and a delinquency bucket segmentation approach, where certain collectors are assigned to accounts based on their delinquency status. The life-cycle approach allows the collector to communicate consistently with the end user customer's decision maker to ensure that delinquent customers are providing consistent information. The delinquency bucket segmentation approach allows us to assign our more experienced collectors to the late stage delinquent accounts. In addition, the collections department utilizes specialist collectors who focus on delinquent late fees, property taxes, bankrupt and large balance accounts.

Access to Multiple Funding Sources. We have established and maintained diversified funding capacity through multiple facilities with several national credit providers. The opening of our wholly-owned subsidiary, MBB, provides an additional funding source. Initially, FDIC-insured deposits are being raised via the brokered certificates of deposit market. Our proven ability to access funding consistently at competitive rates through various economic cycles provides us with the liquidity necessary to manage our business. (See **Liquidity and Capital Resources** in Item 7)

Experienced Management Team. Our executive officers average more than 18 years of experience in providing financing solutions primarily to small businesses. As we have grown, our founders have expanded the management team with a group of successful, seasoned executives.

Disciplined Growth Strategy

Our primary objective is to enhance our current position as a provider of equipment financing and working capital solutions, primarily to small businesses, by pursuing a strategy focused on organic growth initiatives while actively managing credit risk. We have responded to recent economic conditions with more restrictive credit standards, while continuing to pursue strategies designed to increase the number of independent equipment dealers and other origination sources that generate and develop lease customers. We also target strategies to further penetrate our existing origination sources.

Personnel costs represent our most significant overhead expense and we actively manage our staffing levels to the requirements of our lease portfolio. As a financial services company, we are navigating through the current challenging economic environment. In response to this, on May 13, 2008, we reduced our staffing by approximately 14.7%. This action was part of an overall effort to reduce operating costs in light of our decision to moderate growth in fiscal 2008. Approximately 51 employees were affected as a result of the staff reduction. On May 13, 2008, we notified the affected employees. We incurred pretax costs in the three months ended June 30, 2008 of approximately $501,000 related to this action, almost all of which was related to severance costs. The total annualized pretax cost savings that are expected to result from this reduction are estimated to be approximately $2.6 million.

We continue to be impacted by the current challenging economic environment in 2009. As a result, we have proactively lowered expenses in the first quarter of 2009, including reducing our workforce by 17% and closing our two smallest satellite sales offices (Chicago and Utah). A total of approximately 49 employees company-wide were affected as a result of the staff reductions in the first quarter of 2009. We expect to incur pretax severance costs in the three months ended March 31, 2009 of approximately $500,000 related to the staff reductions. The total annualized pretax salary cost savings that are expected to result from the reductions are estimated to be approximately $2.3 million. Although we believe that our estimates are appropriate and reasonable based on available information, actual results could differ from these estimates.

Asset Originations

Overview of Origination Process. We access our end user customers through our extensive network of independent equipment dealers and, to a much lesser extent, through relationships with lease brokers and the direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these sources, we are able to deliver convenient and flexible equipment financing to our end user customers.

Our origination process begins with our database of thousands of origination source prospects located throughout the United States. We developed and continually update this database by purchasing marketing data from third parties, such as Dun & Bradstreet, Inc., by joining industry organizations and by attending equipment trade shows. The independent equipment dealers we target typically have had limited access to lease financing programs, as the traditional providers of this financing generally have concentrated their efforts on equipment manufacturers and larger distributors.

The prospects in our database are systematically distributed to our sales force for solicitation and further data collection. Sales account executives access prospect information and related marketing data through our contact management software. This contact management software enables the sales account executives to sort their origination sources and prospects by any data field captured, schedule calling campaigns, fax marketing materials, send e-mails, produce correspondence and documents, manage their time and calendar, track activity, recycle leads and review management reports. We have also integrated predictive dialer technology into the contact management system, enabling our sales account executives to create efficient calling campaigns to any subset of the origination sources in the database.

Once a sales account executive converts a prospect into an active relationship, that sales account executive becomes the origination source's single point of contact for all dealings with us. This approach, which is a cornerstone of our origination platform, offers our origination sources a personal relationship through which they can address all of their questions and needs, including matters relating to pricing, credit, documentation, training and marketing. This single point of contact approach distinguishes us from our competitors, many of whom require the origination sources to interface with several people in various departments, such as sales support, credit and customer service, for each application submitted. Since many of our origination sources have little or no prior experience in using lease financing as a sales tool, our personalized, single point of contact approach facilitates the leasing process for them. Other key aspects of our platform aimed at facilitating the lease financing process for the origination sources include:

- ability to submit applications via fax, phone, Internet, mail or e-mail;
- credit decisions generally within two hours;
- one-page, plain-English form of lease for transactions under $50,000;
- overnight or ACH funding to the origination source once all lease conditions are satisfied;
- value-added portfolio reports, such as application status and volume of lease originations;
- on-site or telephonic training of the equipment dealer's sales force on leasing as a sales tool; and
- custom leases and programs.

Of our 284 total employees as of December 31, 2008, we employed 86 sales account executives, each of whom receives a base salary and earns commissions based on his or her lease and loan originations. We also employed 8 employees dedicated to marketing as of December 31, 2008.

Sales Origination Channels. We use direct and, to a much lesser extent, indirect sales origination channels to penetrate effectively a multitude of origination sources in the highly diversified and fragmented small-ticket equipment leasing market. All sales account executives use our telephonic direct marketing sales model to solicit these origination sources and end user customers.

Direct Channels. Our direct sales origination channels, which have historically accounted for approximately 69% of our originations, involve:

- *Independent Equipment Dealer Solicitations.* This origination channel focuses on soliciting and establishing relationships with independent equipment dealers in a variety of equipment categories located across the United States. Our typical independent equipment dealer has less than $2.0 million in annual revenues and fewer than 20 employees. Service is a key determinant in becoming the preferred provider of financing recommended by these equipment dealers.
- *Major and National Accounts.* This channel focuses on two specific areas of development: (i) national equipment manufacturers and distributors, where we seek to leverage their endorsements to become the preferred lease financing source for their independent dealers, and (ii) major accounts (distributors) with a consistent flow of business that need a specialized marketing and sales platform to convert more sales using a leasing option. Once a relationship is established with a major or national account, they are serviced by our sales account executives in the independent equipment dealer channel. This allows us to leverage quickly and efficiently the relationship into new business opportunities with many new distributors located nationwide.
- *End User Customer Solicitations.* This channel focuses on soliciting our existing portfolio of approximately 92,000 end user customers for additional equipment leasing or financing opportunities. We view our existing end user customers as an excellent source for additional business for various reasons, including (i) retained credit information; (ii) consistent payment histories; and (iii) a demonstrated propensity to finance their equipment.

Indirect Channels. Our indirect origination channels have historically accounted for approximately 31% of our originations and consist of our relationships with lease brokers and certain equipment dealers who refer end user customer transactions to us for a fee or sell us leases that they originated with an end user customer. We conduct our own independent credit analysis on each end user customer in an indirect lease transaction. We have written agreements with most of our indirect origination sources whereby they provide us with certain representations and warranties about the underlying lease transaction. The origination sources in our indirect channels generate leases that are similar to our direct channels. We view these indirect channels as an opportunity to extend our lease origination capabilities through relationships with smaller originators who have limited access to the capital markets and funding.

In 2008, we took steps to reduce the portion of our business that is derived from the indirect channels to focus our origination resources on the more profitable direct channels. As a result, indirect business represented only 19% of 2008 originations while direct business represented 81%.

Sales Recruiting, Training and Mentoring

Sales account executive candidates are screened for previous sales experience and communication skills, phone presence and teamwork orientation. Due to our extensive training program and systematized sales approach, we do not regard previous leasing or finance industry experience as being necessary.

Each new sales account executive undergoes a comprehensive training program shortly after he or she is hired. The training program covers the fundamentals of lease finance and introduces the sales account executive to our origination and credit policies and procedures. It also covers technical training on our databases and our information management tools and techniques. At the end of the program, the sales account executives are tested to ensure they meet our standards. In addition to our formal training program, sales account executives receive extensive on-the-job training and mentoring. All sales account executives sit in groups, providing newer sales account executives the opportunity to learn first-hand from their more senior peers. In addition, our sales managers frequently monitor and coach sales account executives during phone calls, providing the executives immediate feedback. Our sales account executives also receive continuing education and training, including periodic, detailed presentations on our contact management system, underwriting guidelines and sales enhancement techniques.

Product Offerings

Equipment Leases. The types of lease products offered by each of our sales origination channels share common characteristics, and we generally underwrite our leases using the same criteria. We seek to reduce the financial risk associated with our lease transactions through the use of full pay-out leases. A full pay-out lease provides that the non-cancelable rental payments due during the initial lease term are sufficient to recover the purchase price of the underlying equipment plus an expected profit. The initial non-cancelable lease term is equal to or less than the equipment's economic life. Initial terms generally range from 36 to 60 months. At December 31, 2008, the average original term of the leases in our portfolio was approximately 48 months, and we had personal guarantees on approximately 46% of our leases. The remaining terms and conditions of our leases are substantially similar, generally requiring end user customers to, among other things:

- address any maintenance or service issues directly with the equipment dealer or manufacturer;
- insure the equipment against property and casualty loss;
- pay or reimburse us for all taxes associated with the equipment;
- use the equipment only for business purposes; and
- make all scheduled payments regardless of the performance of the equipment.

We charge late fees when appropriate throughout the term of the lease. Our standard lease contract provides that in the event of a default, we can require payment of the entire balance due under the lease through the initial term and can take action to seize and remove the equipment for subsequent sale, refinancing or other disposal at our discretion, subject to any limitations imposed by law.

At the time of application, end user customers select a purchase option that will allow them to purchase the equipment at the end of the contract term for either one dollar, the fair market value of the equipment or a specified percentage of the original equipment cost. We seek to realize our recorded residual in leased equipment at the end of the initial lease term by collecting the purchase option price from the end user customer, re-marketing the equipment in the secondary market or receiving additional rental payments pursuant to the contract's automatic renewal provision.

Property Insurance on Leased Equipment. Our lease agreements specifically require the end user customers to obtain all-risk property insurance in an amount equal to the replacement value of the equipment and to designate us as the loss payee on the policy. If the end user customer already has a commercial property policy for its business, it can satisfy its obligation under the lease by delivering a certificate of insurance that evidences us as a loss payee under that policy. At December 31, 2008, approximately 57% of our end user customers insured the equipment under their existing policies. For the others, we offer an insurance product through a master property insurance policy underwritten by a third-party national insurance company that is licensed to write insurance under our program in all 50 states and the District of Columbia. This master policy names us as the beneficiary for all of the equipment insured under the policy and provides all-risk coverage for the replacement cost of the equipment.

In May 2000, we established AssuranceOne, Ltd., our Bermuda-based, wholly-owned captive insurance subsidiary, to enter into a reinsurance contract with the issuer of the master property insurance policy. Under this contract, AssuranceOne reinsures 100% of the risk under the master policy, and the issuing insurer pays AssuranceOne the policy premiums, less a ceding fee based on annual net premiums written. The reinsurance contract expires in May 2009.

Portfolio Overview

At December 31, 2008, we had 113,463 active leases in our portfolio, representing aggregate minimum lease payments receivable of $752.8 million. With respect to our portfolio at December 31, 2008:

- the average original lease transaction was $10,959, with an average remaining balance of $6,651;
- the average original lease term was 48 months;
- our active leases were spread among 91,896 different end user customers, with the largest single end user customer accounting for only 0.07% of the aggregate minimum lease payments receivable;
- over 75.9% of the aggregate minimum lease payments receivable were with end user customers who had been in business for more than five years;
- the portfolio was spread among 12,088 origination sources, with the largest source accounting for only 3.5% of the aggregate minimum lease payments receivable, and our ten largest origination sources accounting for only 10.7% of the aggregate minimum lease payments receivable;
- there were 82 different equipment categories financed, with the largest categories set forth as follows, as a percentage of the December 31, 2008 aggregate minimum lease payments receivable:

Equipment Category	Percentage
Copiers	22.97%
Commercial & Industrial	8.30%
Security systems	7.25%
Computers	6.77%
Telecommunications equipment	6.64%
Closed Circuit TV security systems	5.34%
Restaurant equipment	4.86%
Computer software	4.13%
Medical	3.67%
Automotive	3.50%
Cash registers	2.31%
Water filtration systems	2.24%
Healthcare diagnostic	2.19%
Office Furniture	2.02%
All others (none more than 2.0)%	17.81%

- we had leases outstanding with end user customers located in all 50 states and the District of Columbia, with our largest states of origination set forth below, as a percentage of the December 31, 2008 aggregate minimum lease payments receivable:

State	Percentage
California	13.28%
Florida	9.03%
New York	8.17%
Texas	7.35%
New Jersey	5.88%
Pennsylvania	4.06%
Georgia	3.81%
North Carolina	3.58%
Massachusetts	3.02%
Illinois	3.02%
Ohio	2.87%
South Carolina	2.54%
All others (none more than 2.5)%	33.39%

Information Management

A critical element of our business operations is our ability to collect detailed information on our origination sources and end user customers at all stages of a financing transaction and to manage that information effectively so that it can be used across all aspects of our business. Our information management system integrates a number of technologies to optimize our sales origination, credit, collection and account servicing functions. Applications used across our business include:

- *a sales information database* that: 1) summarizes vital information on our prospects, origination sources, competitors and end user customers compiled from third-party data, trade associations, manufacturers, transaction information and data collected through the sales solicitation process; 2) systematically analyzes call activity patterns to improve outbound calling campaigns; and 3) produces detailed reports using a variety of data fields to evaluate the performance and effectiveness of our sales account executives;

- *a credit performance database* that stores extensive portfolio performance data on our origination sources and end user customers. Our credit staff has on-line access to this information to monitor origination sources, end user customer exposure, portfolio concentrations and trends and other credit performance indicators;
- *predictive auto dialer technology* that is used in both the sales origination and collection processes to improve the efficiencies by which these groups make their thousands of daily phone calls;
- *imaging technology* that enables our employees to retrieve at their desktops all documents evidencing a lease transaction, thereby further improving our operating efficiencies and service levels; and
- *an integrated voice response unit* that enables our end user customers the opportunity to obtain quickly and efficiently certain information from us about their account.

Our information technology platform infrastructure is industry standard and fully scalable to support future growth. Our systems are backed up nightly and a full set of data tapes is sent to an off-site storage provider weekly. In addition, we have contracted with a third party for disaster recovery services.

Credit Underwriting

Credit underwriting is separately performed and managed apart from asset origination. Each sales origination channel has one or more credit teams supporting it. The vast majority of our credit analysts are centralized in our New Jersey headquarters. At December 31, 2008, we had 20 credit analysts managed by 5 credit managers having an average of more than 9 years of experience. Each credit analyst is measured monthly against a discrete set of performance variables, including decision turnaround time, approval and loss rates, and adherence to our underwriting policies and procedures.

Our typical financing transaction involves three parties: the origination source, the end user customer and us. The key elements of our comprehensive credit underwriting process include the pre-qualification and ongoing review of origination sources, the performance of due diligence procedures on each end user customer and the monitoring of overall portfolio trends and underwriting standards.

Pre-qualification and Ongoing Review of Origination Sources. Each origination source must be pre-qualified before we will accept applications from it. The origination source must submit a source profile, which we use to review the origination source's credit information and check references. Over time, our database has captured credit profiles on thousands of origination sources. We regularly track all applications and lease originations by source, assessing whether the origination source has a high application decline rate and analyzing the delinquency rates on the leases originated through that source. Any unusual situations that arise involving the origination source are noted in the source's file. Each origination source is reviewed on a regular basis using portfolio performance statistics as well as any other information noted in the source's file. We will place an origination source on watch status if its portfolio performance statistics are consistently below our expectations. If the origination source's statistics do not improve in a timely manner, we often stop accepting applications from that origination source.

End User Customer Review. Each end user customer's application is reviewed using our rules-based set of underwriting guidelines that focus on commercial and consumer credit data. These underwriting guidelines have been developed and refined by our management team based on their experience in extending credit to small businesses. The guidelines are reviewed and revised as necessary by our Senior Credit Committee, which is comprised of our Chief Executive Officer, Chief Operating Officer, Chief Risk Officer, Chief Financial Officer and Vice President of Collections. Our underwriting guidelines require a thorough credit investigation of the end user customer. The guidelines also include an analysis of the personal credit of the owner, who often guarantees the transaction, and verification of the corporate name and location. The credit analyst may also consider other factors in the credit decision process, including:

- length of time in business;
- confirmation of actual business operations and ownership;
- management history, including prior business experience;

- size of the business, including the number of employees and financial strength of the business;
- third-party commercial reports;
- legal structure of business; and
- fraud indicators.

Transactions over $50,000 receive a higher level of scrutiny, often including a review of financial statements or tax returns and review of the business purpose of the equipment to the end user customer.

Within two hours of receipt of the application, the credit analyst is usually ready to render a credit decision on transactions less than $50,000. If there is insufficient information to render a credit decision, a request for more information will be made by the credit analyst. Credit approvals are typically valid for a 45-day period from the date of initial approval. In the event that the funding does not occur within the initial approval period, a re-approval may be issued after the credit analyst has reprocessed all the relevant credit information to determine that the creditworthiness of the applicant has not deteriorated.

In most instances after a lease is approved, a phone verification with the end user customer is performed by us, or in some instances by the origination source, prior to funding the transaction. The purpose of this call is to verify information on the credit application, review the terms and conditions of the lease contract, confirm the customer's satisfaction with the equipment, and obtain additional billing information. We will delay paying the origination source for the equipment if the credit analyst uncovers any material issues during the phone verification.

Monitoring of Portfolio Trends and Underwriting Standards. Credit personnel use our databases and our information management tools to monitor the characteristics and attributes of our overall portfolio. Reports are produced to analyze origination source performance, end user customer delinquencies, portfolio concentrations, trends, and other related indicators of portfolio performance. Any significant findings are presented to the Senior Credit Committee for review and action.

Our internal credit surveillance team is responsible for ensuring that the credit department adheres to all underwriting guidelines. The audits produced by this department are designed to monitor our origination sources, regional office operations, appropriateness of exceptions to credit policy and documentation quality. Management reports are regularly generated by this department detailing the results of these surveillance activities.

Account Servicing

We service all of the leases we originate. Account servicing involves a variety of functions performed by numerous work groups, including:

- entering the lease into our accounting and billing system;
- preparing the invoice information;
- filing Uniform Commercial Code financing statements on leases in excess of $25,000;
- paying the equipment dealers for leased equipment;
- billing, collecting and remitting sales, use and property taxes to the taxing jurisdictions;
- assuring compliance with insurance requirements; and
- providing customer service to the leasing customers.

Our integrated lease processing and accounting systems automate many of the functions associated with servicing high volumes of small-ticket leasing transactions.

Collection Process

Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post-default recovery dollars. Our collection strategy employs a blend of proven methods, including a life-cycle approach, under which a single collector handles an account through an account's entire period of delinquency, and a delinquency bucket segmentation approach, where certain collectors are assigned to accounts based on their delinquency status. The life-cycle approach allows the collector to communicate consistently with the end user customer's decision maker to ensure that delinquent customers are providing consistent information. It also creates account ownership by the collectors, allowing us to evaluate them based on the delinquency level of their assigned accounts. The collectors are individually accountable for their results and a significant portion of their compensation is based on the delinquency performance of their accounts. The delinquency bucket segmentation approach allows us to assign our more experienced collectors to the later stage delinquent accounts.

Our collectors are grouped into teams that support a single sales origination channel. By supporting a single channel, the collector is able to gain knowledge about the origination sources and the types of transactions and other characteristics within that channel. Our collection activities begin with phone contact when a payment becomes ten days past due and continue throughout the delinquency period. We utilize a predictive dialer that automates outbound telephone dialing. The dialer is primarily used to focus on and reduce the number of accounts that are between ten and 30 days delinquent. A series of collection notices are sent once an account reaches the 30-, 60-, 75- and 90-day delinquency stages. Collectors input notes directly into our servicing system, enabling the collectors to monitor the status of problem accounts and promptly take any necessary actions. In addition, late charges are assessed when a leasing customer fails to remit payment on a lease by its due date. If the lease continues to be delinquent, we may exercise our remedies under the terms of the contract, including acceleration of the entire lease balance, litigation and/or repossession.

In addition, the collections department employs specialist collectors who focus on delinquent late fees, property taxes, bankrupt and large balance accounts.

After an account becomes 120 days or more past due, it is charged-off and referred to our internal recovery group, consisting of a team of paralegals and collectors. The group utilizes several resources in an attempt to maximize recoveries on charged-off accounts, including: 1) initiating litigation against the end user customer and any personal guarantor using our internal legal staff; 2) referring the account to an outside law firm or collection agency; and/or 3) repossessing and remarketing the equipment through third parties.

At the end of the initial lease term, a customer may return the equipment, continue leasing the equipment, or purchase the equipment for the amount set forth in the purchase option granted to the customer. The end of term department maintains a team of employees who seek to realize our recorded residual in the leased equipment at the end of the lease term.

Supervision and Regulation

Although most states do not directly regulate the commercial equipment lease financing business, certain states require lenders and finance companies to be licensed, impose limitations on interest rates and other charges, mandate disclosure of certain contract terms and constrain collection practices and remedies. Under certain circumstances, we also may be required to comply with the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These acts require, among other things, that we provide notice to credit applicants of their right to receive a written statement of reasons for declined credit applications. The Telephone Consumer Protection Act ("TCPA") of 1991 and similar state statutes or rules that govern telemarketing practices are generally not applicable to our business-to-business calling platform; however, we are subject to the sections of the TCPA that regulate business-to-business facsimiles.

Our insurance operations are subject to various types of governmental regulation. We are required to maintain insurance producer licenses in states where we sell our insurance product. Our wholly-owned insurance company subsidiary, AssuranceOne Ltd., is a Class 1 Bermuda insurance company and, as such, is subject to the Insurance Act 1978 of Bermuda, as amended, and related regulations.

Banking Regulation. On January 13, 2009, in connection with the conversion of MBB from an industrial bank to a commercial bank, we became a bank holding company by order of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and will be subject to regulation under the Bank Holding Company Act. In connection with this approval, the Federal Reserve Board required the Company to identify any of its activities or investments that were impermissible under the Bank Holding Company Act. Such activities or investments must be terminated or conform to the Bank Holding Company Act within two years of the approval (unless additional time is granted by the Federal Reserve Board). The Company also agreed not to make additional investments in, or increase the types of impermissible products or services offered during this timeframe without the approval of the Federal Reserve Board. The Company's reinsurance activities conducted through its wholly-owned subsidiary, AssuranceOne, Ltd., are impermissible under the Bank Holding Company Act. However, such activities would be permissible if the Company was a financial holding company, and the Company intends to seek certification from the Federal Reserve Board to become a financial holding company within two years from its approval to become a bank holding company. The Bank Holding Company Act requires prior approval of an acquisition of all or substantially all of the assets of a bank or of ownership or control of voting shares of any bank if the share acquisition would give us more than 5% of the voting shares of any bank or bank holding company.

MBB is also subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, restrictions as to interest rates on loans and deposits, restrictions as to dividend payments, requirements governing the establishment of branches, and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders. All of our subsidiaries may be subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board, subject to certain conditions in the case of "functionally regulated subsidiaries," such as broker/dealers and registered investment advisers.

Regulations governing MBB restrict extensions of credit by such institution to Marlin and, with some exceptions, to other Marlin affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Marlin and such affiliates. These regulations also restrict investments by MBB in the stock or other securities of Marlin and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Marlin.

Additional Activities. Bank holding companies and their banking and non-banking subsidiaries have traditionally been limited to the business of banking and activities which are closely related thereto. The Gramm-Leach-Bliley Act ("GLB Act") expanded the provisions of the Bank Holding Company Act by including a section that permits a bank holding company to become a financing holding company and permits them to engage in a full range of financial activities. A financial holding company is permitted to engage in a wide variety of activities deemed to be 'financial in nature" and includes lending, exchanging, transferring, investing for others, or safeguarding money or securities, providing financial, investment or economic advisory services and underwriting, dealing in, or making a market in securities. It is our intention in the future to seek certification from the Federal Reserve Board to become a financial holding company.

Capital Adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 Capital"). The remainder of total capital ("Tier 2 Capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, allowance for credit losses on off-balance-sheet credit exposures, and unrealized gains on equity securities.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. MBB is subject to similar capital standards promulgated by the Federal Reserve Board.

The federal bank regulatory agencies' risk-based capital guidelines for years have been based upon the 1988 capital accord ("Basel I") of the Basel Committee on Banking Supervision, a committee of central bankers and bank supervisors from the major industrialized countries. This body develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. In 2004, it proposed a new capital adequacy framework ("Basel II") for large, internationally active banking organizations to replace Basel I. Basel II was designed to produce a more risk-sensitive result than its predecessor. However, certain portions of Basel II entail complexities and costs that were expected to preclude their practical application to the majority of U.S. banking organizations that lack the economies of scale needed to absorb the associated expenses.

Effective April 1, 2008, the U.S. federal bank regulatory agencies have adopted Basel II for application to certain banking organizations in the United States. The new capital adequacy framework apply to organizations that (i) have consolidated assets of at least $250 billion, or (ii) have consolidated total on-balance sheet foreign exposures of at least $10 billion, or (iii) are eligible to, and elect to, opt-in to the new framework even though not required to do so under clause (i) or (ii) above, or (iv) as a general matter, are subsidiaries of a bank or bank holding company that uses the new rule. During a two-year phase in period, organizations required or electing to apply Basel II will report their capital adequacy calculations separately under both Basel I and Basel II on a "parallel run" basis. Implementation of Basel II may be delayed, or Basel II may be modified to address issues related to the financial crisis of 2008.

Given the high thresholds noted above, Marlin is not required to apply Basel II and does not expect to apply it in the foreseeable future. The U.S. federal bank regulatory agencies issued a separate proposal in December 2006 that would modify the existing Basel I framework applicable to the vast majority of U.S. banking organizations not required or electing to use the new Basel II program. The goal of this separate proposal would be to provide a more risk-sensitive capital regime for those organizations and to address concerns that the new Basel II framework would otherwise present significant competitive advantages for the largest participants in the U.S. banking industry.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the Federal Deposit Insurance Corporation ("FDIC") and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;
- placing limits on asset growth and restrictions on activities;

- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. At December 31, 2008, MBB's Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 19.33%, 17.26% and 18.31%, respectively, compared to requirements for well-capitalized status of 5%, 6% and 10%, respectively.

Pursuant to the Order issued by the FDIC on March 20, 2007 (the "Order"), MBB was required to have beginning paid-in capital funds of not less than $12.0 million and must keep its total risk-based capital ratio about 15%. MBB's equity balance at December 31, 2008 was $13.3 million, which qualifies for "well capitalized" status. We are seeking to modify the Order issued when MBB became an industrial bank to eliminate any inconsistencies between the Order and the Federal Reserve Bank of San Francisco's approval of MBB as a commercial bank.

Federal Deposit Insurance. Under the Federal Deposit Insurance Reform Act of 2005, the FDIC adopted a new risk-based premium system for FDIC deposit insurance, providing for quarterly assessments of FDIC insured institutions based on their respective rankings in one of four risk categories depending upon their examination ratings and capital ratios. Beginning in 2007, well-capitalized institutions with certain "CAMELS" ratings (under the Uniform Financial Institutions Examination System adopted by the Federal Financial Institutions Examination Council) were grouped in Risk Category I and were assessed for deposit insurance premiums at an annual rate, with the assessment rate for the particular institution to be determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either a set of financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV are assessed premiums at progressively higher rates. MBB presently is designated a Risk Category I institution, pending receipt of its initial CAMELS rating expected to be received during the second quarter of 2009.

On November 21, 2008, following a determination by the Secretary of the Treasury that systemic risk existed in the nation's financial sector, the FDIC Board of Directors adopted a new program to strengthen confidence and encourage liquidity in the banking system by guaranteeing newly issued senior unsecured debt of banks, thrifts, and certain holding companies, and by providing full coverage of noninterest-bearing deposit transaction accounts, regardless of dollar amount (the "Temporary Liquidity Guarantee Program" ("TLGP")). MBB has determined not to participate in either facet of the TLGP.

After the passage of the Emergency Economic Stabilization Act of 2008 (the "EESA"), the FDIC also increased deposit insurance for all deposit accounts up to $250,000 per account as of October 3, 2008 and ending December 31, 2009. Legislation has been introduced that will make this increase permanent. On December 16, 2008, the FDIC Board of Directors determined deposit insurance assessment rates for the first quarter of 2009. Effective April 1, 2009, the FDIC will change the way its assessment system differentiates for risk, making corresponding changes to assessment rates beginning with the second quarter of 2009, and make certain technical and other changes to these rules. The increase in deposit insurance described above, as well as the recent increase and anticipated additional increase in the number of bank failures, is expected to result in an increase in deposit insurance assessments for all banks. The FDIC is required by law to return the insurance reserve ratio to a 1.15 percent ratio no later than the end of 2013. Recent failures caused that ratio to fall to 0.76 percent as of September 30, 2008.

Source of Strength Doctrine. Under Federal Reserve Board policy and regulation, a bank holding company must serve as a source of financial and managerial strength to each of its subsidiary banks and is expected to stand prepared to commit resources to support each of them. Consistent with this, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company should generally not maintain a given rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality, and overall financial condition.

USA Patriot Act of 2001. A major focus of governmental policy applicable to financial institutions in recent years has been the effort to combat money laundering and terrorism financing. The USA Patriot Act of 2001 (the "Patriot Act") was enacted to strengthen the ability of the U.S. law enforcement and intelligence communities to achieve this goal. The Patriot Act requires financial institutions, including our banking subsidiary, to assist in the prevention, detection and prosecution of money laundering and the financing of terrorism. The Patriot Act established standards to be followed by institutions in verifying client identification when accounts are opened and provides rules to promote cooperation among financial institutions, regulators and law enforcement organizations in identifying parties that may be involved in terrorism or money laundering.

Privacy. Title V of the GLB Act is intended to increase the level of privacy protection afforded to customers of financial institutions, including customers of the securities and insurance affiliates of such institutions, partly in recognition of the increased cross-marketing opportunities created by the GLB Act's elimination of many of the boundaries previously separating various segments of the financial services industry. Among other things, these provisions require institutions to have in place administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information, to protect against anticipated threats or hazards to the security or integrity of such records, and to protect against unauthorized access to or use of such records that could result in substantial harm or inconvenience to a customer. The GLB Act also requires institutions to furnish consumers at the outset of the relationship and annually thereafter written disclosures concerning the institution's privacy policies.

EESA. Turmoil in the nation's financial sector during 2008 resulted in the passage of the EESA and the adoption of several programs by the U.S. Department of the Treasury, as well as several actions by the Federal Reserve Board. One such program under the Treasury Department's Troubled Asset Relief Program (TARP) was action by Treasury to make significant investments in U.S. financial institutions through the Capital Purchase Program. Our application to provide us with the flexibility to participate in the TARP is pending regulatory approval.

The Federal Reserve has also developed an Asset-Backed Commercial Paper Money Market Fund Liquidity Facility and the Commercial Paper Funding Facility. The AMLF provides loans to depository institutions to purchase asset-backed commercial paper from money market mutual funds. The CPFF provides a liquidity backstop to U.S. issuers of commercial paper. These facilities are presently authorized through April 30, 2009.

Future Legislation. From time to time, legislation will be introduced in Congress and state legislatures with respect to the regulation of financial institutions. It is anticipated that the 111th Congress will consider legislation affecting financial institutions in its upcoming session. We cannot determine the ultimate effect that potential legislation, if enacted, or any regulations issued to implement it, would have on us.

National Monetary Policy. In addition to being affected by general economic conditions, the earnings and growth of MBB are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. Government securities, adjustments of the discount rate, and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments, and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our future business, earnings, and growth cannot be predicted.

Dividends. The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. Pursuant to its FDIC Order, MBB is not permitted to pay dividends during the first three years of operations without the prior written approval of the FDIC and the State of Utah.

Transfers of Funds and Transactions with Affiliates. Sections 23A and 23B of the Federal Reserve Act and applicable regulations impose restrictions on MBB that limit the transfer of funds by MBB to Marlin and certain of its affiliates, in the form of loans, extensions of credit, investments or purchases of assets. These transfers by MBB to Marlin or any other single affiliate are limited in amount to 10% of MBB's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of MBB's capital and surplus. These loans and extensions of credit are also subject to various collateral requirements. Sections 23A and 23B of the Federal Reserve Act and applicable regulations also require generally that MBB's transactions with its affiliates be on terms no less favorable to MBB than comparable transactions with unrelated third parties. MBB completed de novo purchases totaling approximately $48.0 million of eligible leases and loans from Marlin Leasing Corporation during the second quarter of 2008, which completed the anticipated de novo transactions allowed by the Order.

Restrictions on Ownership. Subject to certain exceptions, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FDIC has been notified 60 days prior to such acquisition and has not objected to the transaction. Under a rebuttable presumption in the Change in Bank Control Act, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. The regulations provide a procedure for challenging this rebuttable control presumption.

We believe that we currently are in compliance with all material statutes and regulations that are applicable to our business.

Competition

We compete with a variety of equipment financing sources that are available to small businesses, including:

- national, regional and local finance companies that provide leases and loan products;
- financing through captive finance and leasing companies affiliated with major equipment manufacturers;
- corporate credit cards; and
- commercial banks, savings and loan associations and credit unions.

Our principal competitors in the highly fragmented and competitive small-ticket equipment leasing market are smaller finance companies and local and regional banks. Other providers of equipment lease financing include Key Corp, De Lage Landen Financial, GE Commercial Equipment Finance and Wells Fargo Bank, National Association. Many of these companies are substantially larger than we are and have significantly greater financial, technical and marketing resources than we do. While these larger competitors provide lease financing to the marketplace, many of them are not our primary competitors given that our average transaction size is relatively small and that our marketing focus is on independent equipment dealers and their end user customers. Nevertheless, there can be no assurances that these providers of equipment lease financing will not increase their focus on our market and begin to compete more directly with us.

Some of our competitors have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are less than the yields we use to price our leases, which might force us to lower our yields or lose lease origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could enable them to establish more origination sources and end user customer relationships and increase their market share. We compete on the quality of service we provide to our origination sources and end user customers. We have and will continue to encounter significant competition.

Employees

As of December 31, 2008, we employed 284 people. None of our employees are covered by a collective bargaining agreement and we have never experienced any work stoppages.

We are a Pennsylvania corporation with our principal executive offices located at 300 Fellowship Road, Mount Laurel, NJ 08054. Our telephone number is (888) 479-9111 and our Web site address is www.marlincorp.com. We make available free of charge through the Investor Relations section of our Web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our Web site address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our Web site.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other periodic statements we make.

If we cannot obtain external financing, we may be unable to fund our operations. Our business requires a substantial amount of cash to operate. Our cash requirements will increase if our lease originations increase. We historically have obtained a substantial amount of the cash required for operations through a variety of external financing sources, such as borrowings under our revolving bank facility, financing of leases through commercial paper ("CP") conduit warehouse facilities and term note securitizations. A failure to renew or increase the funding commitment under our existing CP conduit warehouse facility or add new CP conduit warehouse facilities could affect our ability to refinance leases originated through our revolving bank facility and, accordingly, our ability to fund and originate new leases. An inability to complete term note securitizations would result in our inability to refinance amounts outstanding under our CP conduit warehouse facility and revolving bank facility and would also negatively impact our ability to originate and service new leases.

Our ability to complete CP conduit transactions and term note securitizations, as well as our ability to obtain renewals of lenders' commitments, is affected by a number of factors, including:

- conditions in the securities and asset-backed securities markets;
- conditions in the market for commercial bank liquidity support for CP programs;
- compliance of our leases with the eligibility requirements established in connection with our CP conduit warehouse facility and term note securitizations, including the level of lease delinquencies and defaults; and
- our ability to service the leases.

We are and will continue to be dependent upon the availability of credit from these external financing sources to continue to originate leases and to satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations. We do not have long term commitments from any of our current funding sources. As a result, we may be unable to continue to access these or other funding sources. (See **Liquidity and Capital Resources** in Item 7). In the event we seek to obtain equity financing, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities.

Our financing sources impose covenants, restrictions and default provisions on us, which could lead to termination of our financing facilities, acceleration of amounts outstanding under our financing facilities and our removal as servicer. The legal agreements relating to our revolving bank facility, our CP conduit warehouse facility and our term note securitizations contain numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement, an interest coverage test and a maximum debt to equity ratio. In addition, a change in the individuals performing the duties currently encompassed by the roles of Chief Executive Officer or Chief Operating Officer is an event of default under our revolving bank facility and CP conduit warehouse facility, unless we hire a replacement acceptable to our lenders within 180 days.

A merger or consolidation with another company in which we are not the surviving entity, likewise, is an event of default under our financing facilities. Further, our revolving bank facility and CP conduit warehouse facility contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facilities. An event of default under the revolving bank facility or a CP conduit warehouse facility could result in termination of further funds being made available under these facilities. An event of default under any of our facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or our removal as a servicer of the leases financed by the facility. This would reduce our revenues from servicing and, by delaying any cash payment allowed to us under the financing facilities until the lenders have been paid in full, reduce our liquidity and cash flow.

If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults, which may restrict our ability to obtain additional financing and reduce our earnings. We specialize in leasing equipment to small businesses. Small businesses may be more vulnerable than large businesses to economic downturns, typically depend upon the management talents and efforts of one person or a small group of persons and often need substantial additional capital to expand or compete. Small business leases, therefore, may entail a greater risk of delinquencies and defaults than leases entered into with larger, more creditworthy leasing customers. In addition, there is typically only limited publicly available financial and other information about small businesses and they often do not have audited financial statements. Accordingly, in making credit decisions, our underwriting guidelines rely upon the accuracy of information about these small businesses obtained from the small business owner and/or third-party sources, such as credit reporting agencies. If the information we obtain from small business owners and/or third- party sources is incorrect, our ability to make appropriate credit decisions will be impaired. If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults and related decreases in our earnings.

Defaulted leases and certain delinquent leases also do not qualify as collateral against which initial advances may be made under our revolving bank facility or CP conduit warehouse facility, and we cannot include them in our term note securitizations. An increase in delinquencies or lease defaults could reduce the funding available to us under our facilities and could adversely affect our earnings, possibly materially. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure of our future financing facilities, including increased interest rates payable to investors and the imposition of more burdensome covenants and credit enhancement requirements. Any of these occurrences may cause us to experience reduced earnings.

Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and reduce our operating income. The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months at unprecedented levels. In many cases, these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining U.S. real estate market have contributed to increased volatility and diminished expectations for the economy and the capital and credit markets. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and national recession. These events and the continuing market upheavals, may have an adverse effect on us. In the event of extreme and prolonged market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Our operating income may be reduced by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Therefore, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure, limit our access to the securitization and other capital markets or result in a decision by lenders not to extend credit to us. Any of these events could reduce our operating income.

If losses from leases exceed our allowance for credit losses, our operating income will be reduced or eliminated. In connection with our financing of leases, we record an allowance for credit losses to provide for estimated losses. Our allowance for credit losses is based on, among other things, past collection experience, industry data, lease delinquency data and our assessment of prospective collection risks. Determining the appropriate level of the allowance is an inherently uncertain process and therefore our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to manage collections effectively, unanticipated adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas. Losses in excess of our allowance for credit losses would cause us to increase our provision for credit losses, reducing or eliminating our operating income.

If we are unable to effectively execute our business strategy, we may suffer material operating losses. Our financial position, liquidity, and results of operations depend on management's ability to execute our business strategy and navigate through the current challenging economic environment. Key factors involved in the execution of this strategy include achieving the desired volume of leases of suitable yield and credit quality, effectively managing those leases and obtaining appropriate funding. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the leasing process, our credit underwriting guidelines, our ability to provide competent, attentive and efficient servicing to our end user customers, our ability to execute effective credit risk management and collection techniques, our access to financing sources on acceptable terms and our ability to attract and retain high quality employees in all areas of our business. Failure to manage effectively these and other factors related to our business strategy and our overall operations may cause us to suffer material operating losses.

If we cannot effectively compete within the equipment leasing industry, we may be unable to increase our revenues or maintain our current levels of operations. The business of small-ticket equipment leasing is highly fragmented and competitive. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are lower than those we use to price our leases, potentially forcing us to decrease our yields or lose origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to establish more origination source and end user customer relationships and increase their market share. There are few barriers to entry with respect to our business and, therefore, new competitors could enter the business of small-ticket equipment leasing at any time. The companies that typically provide financing for large-ticket or middle-market transactions could begin competing with us on small-ticket equipment leases. If this occurs, or we are unable to compete effectively with our competitors, we may be unable to sustain our operations at their current levels or generate revenue growth.

If we cannot maintain our relationships with origination sources, our ability to generate lease transactions and related revenues may be significantly impeded. We have formed relationships with thousands of origination sources, comprised primarily of independent equipment dealers and, to a lesser extent, lease brokers. We rely on these relationships to generate lease applications and originations. Most of these relationships are not formalized in written agreements and those that are formalized by written agreements are typically terminable at will. Our typical relationship does not commit the origination source to provide a minimum number of lease transactions to us nor does it require the origination source to direct all of its lease transactions to us. The decision by a significant number of our origination sources to refer their leasing transactions to another company could impede our ability to generate lease transactions and related revenues.

If interest rates change significantly, we may be subject to higher interest costs on future term note securitizations and we may be unable to hedge our variable-rate borrowings effectively, which may cause us to suffer material losses. Because we generally fund our leases through a revolving bank facility, a CP conduit warehouse facility and term note securitizations, our margins could be reduced by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled lease payments will equal the cost of the equipment to us, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the spread we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with variable-rate funding, increases in interest rates during the term of a lease could narrow or eliminate the spread, or result in a negative spread. A negative spread is an interest cost greater than the yield on the lease. Currently, our revolving bank facility and our CP conduit warehouse facility have variable rates based on LIBOR, prime rate or commercial paper interest rates. As a result, because our assets have a fixed interest rate, increases in LIBOR, prime rate or commercial paper interest rates would negatively impact our earnings. If interest rates increase faster than we are able to adjust the pricing under our new leases, our net interest margin would be reduced. As required under our financing facility agreement, we enter into interest-rate cap agreements to hedge against the risk of interest rate increases in our CP conduit warehouse facility. If our hedging strategies are imperfectly implemented or if a counterparty defaults on a hedging agreement, we could suffer losses relating to our hedging activities. In addition, with respect to our fixed-rate borrowings, such as our term note securitizations, increases in interest rates could have the effect of increasing our borrowing costs on future term note transactions.

The departure of any of our key management personnel or our inability to hire suitable replacements for our management may result in defaults under our financing facilities, which could restrict our ability to access funding and operate our business effectively. Our future success depends to a significant extent on the continued service of our senior management team. A change in the individuals performing the duties currently encompassed by the roles of Chief Executive Officer or Chief Operating Officer is an event of default under our revolving bank facility and CP conduit warehouse facility, unless we hire a replacement acceptable to our lenders within 180 days.

The termination or interruption of, or a decrease in volume under, our property insurance program would cause us to experience lower revenues and may result in a significant reduction in our net income. Our end user customers are required to obtain all-risk property insurance for the replacement value of the leased equipment. The end user customer has the option of either delivering a certificate of insurance listing us as loss payee under a commercial property policy issued by a third-party insurer or satisfying their insurance obligation through our insurance program. Under our program, the end user customer purchases coverage under a master property insurance policy written by a national third-party insurer (our "primary insurer") with whom our captive insurance subsidiary, AssuranceOne, Ltd., has entered into a 100% reinsurance arrangement. Termination or interruption of our program could occur for a variety of reasons, including: 1) adverse changes in laws or regulations affecting our primary insurer or AssuranceOne, Ltd.; 2) a change in the financial condition or financial strength ratings of our primary insurer or AssuranceOne, Ltd.; 3) negative developments in the loss reserves or future loss experience of AssuranceOne, Ltd., which render it uneconomical for us to continue the program; 4) termination or expiration of the reinsurance agreement with our primary insurer, coupled with an inability by us to identify quickly and negotiate an acceptable arrangement with a replacement carrier; 5) competitive factors in the property insurance market; or 6) failure of the Company to become a financial holding company within two years of its approval as a bank holding company, thereby requiring the Company to terminate its insurance operations given they are impermissible activities under the Bank Holding Company Act. If there is a termination or interruption of this program or if fewer end user customers elected to satisfy their insurance obligations through our program, we would experience lower revenues and our net income may be reduced.

Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations. Laws or regulations may be adopted with respect to our equipment leases or the equipment leasing, telemarketing and collection processes. Any new legislation or regulation, or changes in the interpretation of existing laws, that affect the equipment leasing industry could increase our costs of compliance or require us to alter our business strategy.

We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses, and could require us to alter our business strategy and the manner in which we operate our business.

Government regulation significantly affects our business. The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As of January 13, 2009, as a bank holding company, we will be subject to regulation by the Federal Reserve Board and the subject to the Bank Holding Company Act. Our bank subsidiary, MBB, will be also be subject to regulation by the Federal Reserve Board and is subject to regulation by the State of Utah. These regulations affect lending practices, capital structure, investment practices, dividend policy, and growth. In addition, changes in laws, regulations, and regulatory practices affecting the banking industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to make loans and leases, and may also result in the imposition of additional costs on us.

Failure to realize the projected value of residual interests in equipment we finance would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income. We estimate the residual value of the equipment which is recorded as an asset on our balance sheet. Realization of residual values depends on numerous factors including: the general market conditions at the time of expiration of the lease; the cost of comparable new equipment; the obsolescence of the leased equipment; any unusual or excessive wear and tear on or damage to the equipment; the effect of any additional or amended government regulations; and the foreclosure by a secured party of our interest in a defaulted lease. Our failure to realize our recorded residual values would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income.

If we experience significant telecommunications or technology downtime, our operations would be disrupted and our ability to generate operating income could be negatively impacted. Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations and negatively impact our ability to service our customers and lead to significant declines in our operating income.

Our quarterly operating results may fluctuate significantly. Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include: changes in the volume of lease applications, approvals and originations; changes in interest rates; the timing of term note securitizations; the availability and cost of capital and funding; the degree of competition we face; the levels of charge-offs we incur; general economic conditions and other factors. In addition, by discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives and hedging activities in the consolidated statements of income. This change creates volatility in our results of operations, as the market value of our derivatives may change over time, and this volatility may adversely impact our results of operations and financial condition. These changes in value are based on the values of the derivative contracts as of the dates reported in a volatile market that changes daily, and will not necessarily reflect the value at settlement. The results of any one quarter may not indicate what our performance may be in the future.

Our common stock price is volatile. The trading price of our common stock may fluctuate substantially depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of financial services companies;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of market analysts;
- investor perceptions of the equipment leasing industry in general and our company in particular;
- the operating and stock performance of comparable companies;
- general economic conditions and trends;
- major catastrophic events;

- loss of external funding sources;
- sales of large blocks of our stock or sales by insiders; or
- departures of key personnel.

It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

Certain investors continue to own a large percentage of our common stock and have filed a shelf registration statement, which could result in additional shares being sold into the public market and thereby affect the market price of our common stock. Two institutional investors who first purchased our common stock in private placement transactions prior to our IPO owned approximately 26% of the outstanding shares of our common stock as of December 31, 2008. A shelf registration statement on Form S-3 (No. 333-128329) registering 4,294,947 shares of common stock owned by these two investors became effective on December 19, 2005. In November 2006, one of the investors sold 1,000,000 shares of common stock pursuant to a public offering under the shelf registration statement. Further sales by these investors of all or a portion of their shares pursuant to the shelf registration statement or otherwise could ultimately affect the market price of our common stock.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult. We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our amended and restated articles of incorporation and our bylaws contain certain other provisions that would make it more difficult for a third party to acquire control of us, including a provision that our board of directors may issue preferred stock without shareholder approval.

Item 1B. *Unresolved Staff Comments*

None

Item 2. *Properties*

At December 31, 2008, we operated from six leased facilities including our executive office facility and five branch offices. In December 2004, we relocated our Mount Laurel, New Jersey executive offices to a leased facility of approximately 50,000 square feet under a lease that expires in May 2013. We also lease 3,524 square feet of office space in Philadelphia, Pennsylvania, where we perform our lease recording and acceptance functions. Our Philadelphia lease expires in July 2013. In addition, we have regional offices in Johns Creek, Georgia (a suburb of Atlanta), Englewood, Colorado (a suburb of Denver), Chicago, Illinois and Salt Lake City, Utah. Our Georgia office is 5,822 square feet and the lease expires in July 2013. Our Colorado office is 5,914 square feet and the lease expires in September 2009. Our Chicago office is 4,166 square feet and the lease expires in April 2010. Our Salt Lake City office is 5,764 square feet and the lease expires in October 2010. We believe our leased facilities are adequate for our current needs and sufficient to support our current operations and anticipated future requirements.

Item 3. *Legal Proceedings*

We are party to various legal proceedings, which include claims and litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on our business, financial condition or results of operations or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Marlin Business Services Corp. completed its initial public offering of common stock and became a publicly traded company on November 12, 2003. The Company's common stock trades on the NASDAQ Global Select Market under the symbol "MRLN." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market.

	2008		2007	
	High	Low	High	Low
First Quarter	$11.57	$7.55	$24.34	$20.24
Second Quarter	$ 8.01	$6.02	$24.29	$18.70
Third Quarter	$ 9.19	$6.12	$21.94	$14.25
Fourth Quarter	$ 8.75	$1.36	$15.37	$11.10

Dividend Policy

We have not paid or declared any cash dividends on our common stock and we presently have no intention of paying cash dividends on our common stock in the foreseeable future. The payment of cash dividends, if any, will depend upon our earnings, financial condition, capital requirements, cash flow and long-range plans and such other factors as our Board of Directors may deem relevant.

The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. For state-chartered banks which are members of the Federal Reserve System, the approval of the Federal Reserve Board is required for the payment of dividends by the bank subsidiary in any calendar year if the total of all dividends declared by the bank in that calendar year, including the proposed dividend, exceeds the current year's net income combined with the retained net income for the two preceding calendar years. "Retained net income" for any period means the net income for that period less any common or preferred stock dividends declared in that period. Moreover, no dividends may be paid by such bank in excess of its undivided profits account.

Number of Record Holders

There were 423 holders of record of our common stock at February 28, 2009. We believe that the number of beneficial owners is greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Information on Stock Repurchases

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

The number of shares of common stock repurchased by Marlin during the fourth quarter of 2008 and the average price paid per share is as follows:

Time Period	Number of Shares Purchased	Average Price Paid Per Share[(1)]	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2008 to October 31, 2008	—	—	—	$11,402,903
November 1, 2008 to November 30, 2008	8,846	$4.62	8,846	$11,361,978
December 1, 2008 to December 31, 2008	94,054	$3.64	94,054	$11,019,208
Total for the quarter ended December 31, 2008	102,900	$3.73	102,900	$11,019,208

(1) Average price paid per share includes commissions and is rounded to the nearest two decimal places.

In addition to the repurchases disclosed above, pursuant to the Company's 2003 Equity Compensation Plan (as amended, the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 2,444 such shares repurchased pursuant to the 2003 Plan during the fourth quarter of 2008, at an average cost of $6.78.

Sale of Unregistered Securities

On October 24, 2007, we issued $440.5 million of asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables XI LLC. The issuance was done in reliance on the exemption from registration provided by Rule 144A of the Securities Act of 1933. J.P. Morgan Securities, Inc. served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid was approximately $1.3 million.

On September 21, 2006, we issued $380.2 million of asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables X LLC. The issuance was done in reliance on the exemption from registration provided by Rule 144A of the Securities Act of 1933. Deutsche Bank Securities served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid was approximately $1.2 million.

Shareholder Return Performance Graph

The following graph compares the dollar change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the Russell 2000 Index and the SNL Specialty Lender Index for the period commencing on December 31, 2003 and ending on December 31, 2008. The graph shows the cumulative investment return to shareholders based on the assumption that a $100 investment was made on November 12, 2003 in each of the following: the Company's common stock, the Russell 2000 Index and the SNL Specialty Lender Index. We computed returns assuming the reinvestment of all dividends. The shareholder return shown on the following graph is not indicative of future performance.

Total Return Performance


175
150
125
100
75
50
25
0
Index Value
Marlin Business Services Corp.
Russell 2000
SNL Specialty Lender
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Index	Period Ending					
	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Marlin Business Services Corp.	100.00	109.20	137.30	138.10	69.31	15.00
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
SNL Specialty Lender	100.00	119.39	111.06	125.78	82.42	22.98

Source : SNL Financial LC, Charlottesville, VA

Item 6. *Selected Financial Data*

The following financial information should be read together with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per- share data)				
Statement of Operations Data:					
Interest and fee income	$ 108,756	$ 112,227	$ 97,955	$ 85,529	$ 71,168
Interest expense	36,880	35,322	26,562	20,835	16,675
Net interest and fee income	71,876	76,905	71,393	64,694	54,493
Provision for credit losses	31,494	17,221	9,934	10,886	9,953
Net interest and fee income after provision for credit losses	40,382	59,684	61,459	53,808	44,540
Insurance and other income	6,841	6,684	5,501	4,682	4,383
Net interest and other revenue after provision for credit losses	47,223	66,368	66,960	58,490	48,923
Loss on derivatives and hedging activities	(16,039)	—	—	—	—
Non-interest expense:					
Salaries and benefits	22,916	21,329	22,468	18,173	14,447
General and administrative	15,241	13,633	11,957	11,908	10,063
Financing related costs	1,418	1,045	1,324	1,554	2,055
Non-interest expense	39,575	36,007	35,749	31,635	26,565
Income (loss) before income taxes	(8,391)	30,361	31,211	26,855	22,358
Income tax expense (benefit)	(3,161)	12,075	12,577	10,607	8,899
Net income (loss)	$ (5,230)	$ 18,286	$ 18,634	$ 16,248	$ 13,459
Basic earnings (loss) per share	$ (0.44)	$ 1.51	$ 1.58	$ 1.41	$ 1.19
Shares used in computing basic earnings (loss) per share	11,874,647	12,079,172	11,803,973	11,551,589	11,330,132
Diluted earnings (loss) per share	$ (0.44)	$ 1.49	$ 1.53	$ 1.36	$ 1.15
Shares used in computing diluted earnings (loss) per share	11,874,647	12,299,051	12,161,479	11,986,088	11,729,703

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Operating Data:					
Total number of finance receivables originated	24,869	33,141	34,214	32,754	31,818
Total finance receivables originated	$256,554	$390,766	$388,661	$318,413	$272,271
Average total finance receivables[1]	$680,645	$721,900	$611,348	$523,948	$446,965
Weighted average interest rate (implicit) on new finance receivables originated[2]	13.67%	12.93%	12.72%	12.75%	13.82%
Interest income as a percent of average total finance receivables[1]	12.03%	12.50%	12.70%	12.90%	12.91%
Interest expense as percent of average interest-bearing liabilities	5.62%	5.21%	4.78%	4.24%	3.86%
Portfolio Asset Quality Data:					
Total finance receivables, end of period[1]	$664,761	$749,571	$679,622	$562,039	$479,954
Delinquencies greater than 60 days past due[3]	1.59%	0.95%	0.71%	0.61%	0.78%
Allowance for credit losses	$ 15,283	$ 10,988	$ 8,201	$ 7,813	$ 6,062
Allowance for credit losses to total finance receivables, end of period[1]	2.30%	1.47%	1.21%	1.39%	1.26%
Charge-offs, net	$ 27,199	$ 14,434	$ 9,546	$ 9,135	$ 8,907
Ratio of net charge-offs to average total finance receivables[1]	3.80%	2.00%	1.56%	1.74%	1.99%
Operating Ratios:					
Efficiency ratio[4]	48.47%	41.83%	44.77%	43.36%	41.63%
Return on average total assets	(0.62)%	2.12%	2.54%	2.57%	2.54%
Return on average stockholders' equity	(3.48)%	12.57%	14.95%	15.96%	16.47%
Balance Sheet Data:					
Cash and cash equivalents	$ 32,776	$ 34,347	$ 26,663	$ 34,472	$ 16,092
Restricted cash	$ 66,212	$141,070	$ 57,705	$ 47,786	$ 37,331
Net investment in leases and loans	$670,494	$765,938	$693,911	$572,581	$489,678
Total assets	$795,816	$959,654	$795,452	$670,989	$554,693
Revolving and term secured borrowings	$543,308	$773,085	$616,322	$516,849	$434,670
Total liabilities	$648,360	$809,509	$661,163	$558,380	$464,343
Total stockholders' equity	$147,456	$150,145	$134,289	$112,609	$ 90,350

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For purposes of asset quality and allowance calculations the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded.

(2) Excludes initial direct costs and fees deferred.

(3) Calculated as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables.

(4) Salaries, benefits, general and administrative expenses divided by net interest and fee income, insurance and other income.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) our understanding of our competition; and (e) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- general volatility of the securitization and capital markets;
- changes in our industry, interest rates or the general economy;
- changes in our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

Overview

We are a nationwide provider of equipment financing and working capital solutions primarily to small businesses. We finance over 80 categories of commercial equipment important to businesses, including copiers, certain commercial and industrial equipment, security systems, computers, and telecommunications equipment. We access our end user customers through origination sources comprised of our existing network of independent equipment dealers and, to a much lesser extent, through relationships with lease brokers and through direct solicitation of our end user customers. Our leases are fixed-rate transactions with terms generally ranging from 36 to 60 months. At December 31, 2008, our lease portfolio consisted of approximately 113,000 accounts, from approximately 92,000 customers, with an average original term of 48 months, and an average original transaction size of approximately $11,000.

Since our founding in 1997, we have grown to $795.8 million in total assets at December 31, 2008. Our assets are substantially comprised of our net investment in leases and loans which totaled $670.5 million at December 31, 2008.

In November 2006, we announced the introduction of business capital loans. Business capital loans provide small business customers access to working capital credit through term loans. At December 31, 2008, the business capital loan portfolio totaled $12.3 million.

Personnel costs represent our most significant overhead expense and we actively manage our staffing levels to the requirements of our lease portfolio. As a financial services company, we are navigating through the current challenging economic environment. In response to this, on May 13, 2008, we reduced our staffing by approximately 14.7%. This action was part of an overall effort to reduce operating costs in light of our decision to moderate growth in fiscal 2008. Approximately 51 employees were affected as a result of the staff reduction. On May 13, 2008, we notified the affected employees. We incurred pretax costs in the three months ended June 30, 2008 of approximately

$501,000 related to this action, almost all of which was related to severance costs. The total annualized pretax cost savings that are expected to result from this reduction are estimated to be approximately $2.6 million.

We continue to be impacted by the current challenging economic environment in 2009. As a result, we have proactively lowered expenses in the first quarter of 2009, including reducing our workforce by 17% and closing our two smallest satellite sales offices (Chicago and Utah). A total of approximately 49 employees company-wide were affected as a result of the staff reductions in the first quarter of 2009. We expect to incur pretax severance costs in the three months ended March 31, 2009 of approximately $500,000 related to the staff reductions. The total annualized pretax salary cost savings that are expected to result from the reductions are estimated to be approximately $2.3 million. Although we believe that our estimates are appropriate and reasonable based on available information, actual results could differ from these estimates.

Our revenue consists of interest and fees from our leases and loans and, to a lesser extent, income from our property insurance program and other fee income. Our expenses consist of interest expense and operating expenses, which include salaries and benefits and other general and administrative expenses. As a credit lender, our earnings are also significantly impacted by credit losses. For the year ended December 31, 2008, our net credit losses were 3.80% of our average total finance receivables. We establish reserves for credit losses which require us to estimate inherent losses in our portfolio.

Our leases are classified under generally accepted accounting principles in the United States of America as direct financing leases, and we recognize interest income over the term of the lease. Direct financing leases transfer substantially all of the benefits and risks of ownership to the equipment lessee. Our net investment in direct financing leases is included in our consolidated financial statements as part of "net investment in leases and loans." Net investment in direct financing leases consists of the sum of total minimum lease payments receivable and the estimated residual value of leased equipment, less unearned lease income. Unearned lease income consists of the excess of the total future minimum lease payments receivable plus the estimated residual value expected to be realized at the end of the lease term plus deferred net initial direct costs and fees less the cost of the related equipment. Approximately 73% of our lease portfolio amortizes over the term to a $1 residual value. For the remainder of the portfolio, we must estimate end of term residual values for the leased assets. Failure to correctly estimate residual values could result in losses being realized on the disposition of the equipment at the end of the lease term.

Since our founding, we have funded our business through a combination of variable-rate borrowings and fixed-rate asset securitization transactions, as well as through the issuance from time to time of subordinated debt and equity. Our variable-rate financing sources consist of a revolving bank facility and a commercial paper ("CP") conduit warehouse facility. We issue fixed-rate term debt through the asset-backed securitization market. Typically, leases are funded through variable-rate borrowings until they are refinanced through the term note securitization at fixed rates. All of our term note securitizations have been accounted for as on-balance sheet transactions and, therefore, we have not recognized gains or losses from these transactions. As of December 31 2008, $441.4 million, or 81.2%, of our $543.3 million in total borrowings were fixed cost term note securitizations.

Since we initially finance our fixed-rate leases with variable-rate financing, our earnings are exposed to interest-rate risk should interest rates rise before we complete our fixed-rate term note securitizations. We generally benefit in times of falling and low interest rates. We are also dependent upon obtaining future financing to refinance our warehouse lines of credit in order to grow our lease portfolio. We have historically completed a fixed-rate term note securitization approximately once a year. Due to the impact on interest rates from unfavorable market conditions and the available capacity in our warehouse facilities, the Company elected not to complete a fixed-rate term note securitization in 2008. Failure to obtain such financing, or other alternate financing in the future, may significantly restrict our growth and future financial performance.

We use derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. Accounting for the changes in fair value of derivatives depends on whether the derivative has been designated and qualifies for hedge accounting treatment pursuant to Statement of Financial Standards ("SFAS") No. 133, as amended, *Accounting for Derivative Instruments and Hedging Activities*. While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting pursuant to SFAS No. 133.

On March 20, 2007, the Federal Deposit Insurance Corporation ("FDIC") approved the application of our wholly-owned subsidiary, Marlin Business Bank ("MBB") to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of the Company's funding sources and, over time, may add other product offerings to better serve our customer base.

On December 31, 2008, MBB received approval from the Federal Reserve Bank of San Francisco ("FRB") to (i) convert from an industrial bank to a state-chartered commercial bank and (ii) become a member of the Federal Reserve System. In addition, on December 31, 2008, Marlin Business Services Corp. received approval to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank.

On January 13, 2009, MBB converted from an industrial bank to a commercial bank chartered and supervised by the State of Utah and the Federal Reserve Board. In connection with the conversion of MBB to a commercial bank, Marlin Business Services Corp. became a bank holding company on January 13, 2009. In connection with this approval, the Federal Reserve Board required the Company to identify any of its activities or investments that were impermissible under the Bank Holding Company Act. Such activities or investments must be terminated or conform to the Bank Holding Company Act within two years of the approval (unless additional time is granted by the Federal Reserve Board). (See Regulation and Supervision in Item 1). The Company's reinsurance activities conducted through its wholly-owned subsidiary, AssuranceOne, Ltd., are impermissible under the Bank Holding Company Act. However, such activities would be permissible if the Company was a financial holding company, and the Company intends to seek certification from the Federal Reserve Board to become a financial holding company within two years from its approval to become a bank holding company. The Bank Holding Company Act requires prior approval of an acquisition of all or substantially all of the assets of a bank or of ownership or control of voting shares of any bank if the share acquisition would give us more than 5% of the voting shares of any bank or bank holding company.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in the state of Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our IPO. Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

On January 13, 2009, in connection with the conversion of MBB to a commercial bank, Marlin Business Services Corp. became a bank holding company and thus became subject to regulation by the Federal Reserve Board as of that date.

Stock Repurchase Plan

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

Marlin purchased 331,315 shares of its common stock for $2.4 million during the year ended December 31, 2008. At December 31, 2008, Marlin had $11.0 million remaining in its stock repurchase plan authorized by the Board.

In addition to the repurchases described above, pursuant to the Company's 2003 Equity Compensation Plan (as amended, the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 2,444 such shares repurchased pursuant to the 2003 Plan during the year ended December 31, 2008, at an average cost of $6.78. There were no such shares repurchased pursuant to the 2003 Plan during the year ended December 31, 2007.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. On an ongoing basis, we evaluate our estimates, including credit losses, residuals, initial direct costs and fees, other fees, performance assumptions for stock-based compensation awards, the probability of forecasted transactions, the fair value of financial instruments and the realization of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Our consolidated financial statements are based on the selection and application of critical accounting policies, the most significant of which are described below.

Income recognition. Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease or loan is 90 days or more delinquent, the contract is classified as being on non-accrual and we do not recognize interest income on that contract until it is less than 90 days delinquent.

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and other administrative fees. Fee income also includes net residual income, which includes income from lease renewals and gains and losses on the realization of residual values of equipment disposed at the end of term.

At the end of the original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When the lessee elects to return the equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to an independent third party, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring the equipment to other assets, and any gain or loss realized on the sale of equipment to the lessee or to others is included in fee income as net residual income.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. Other fees are recognized when received. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Initial direct costs and fees. We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, *Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs as well as certain internal costs directly related to the origination activity. Costs subject to deferral include evaluating the prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing the transaction. The fees we defer are documentation fees collected at inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Lease residual values. A direct financing lease is recorded at the aggregate future minimum lease payments plus the estimated residual values less unearned income. Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. These estimates are based on industry data and on our experience. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Allowance for credit losses. In accordance with SFAS No. 5, *Accounting for Contingencies,* we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. We evaluate our portfolios on a pooled basis, due to their composition of small balance, homogenous accounts with similar general credit risk characteristics, diversified among a large cross section of variables including industry, geography, equipment type, obligor and vendor. To project probable net credit losses, we perform a migration analysis of delinquent and current accounts based on historic loss experience. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. In addition to the migration analysis, we also consider other factors including recent trends in delinquencies and charge-offs; accounts filing for bankruptcy; account modifications; recovered amounts; forecasting uncertainties; the composition of our lease and loan portfolios; economic conditions; and seasonality. The various factors used in the analysis are reviewed on a periodic basis. We then establish an allowance for credit losses for the projected probable net credit losses based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the degree we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses for the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Securitizations. Since inception, we have completed nine term note securitizations of which six have been repaid. In connection with each transaction, we established a bankruptcy remote special-purpose subsidiary and issued term debt to institutional investors. Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of Financial Accounting Standards Board Statement No. 125*, our securitizations do not qualify for sales accounting treatment due to certain call provisions that we maintain as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in the accompanying Consolidated Balance Sheets. Our leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to our general credit. Collateral in excess of these borrowings represents our maximum loss exposure.

Derivatives. SFAS No. 133, as amended, *Accounting for Derivative Instruments and Hedging Activities*, requires recognition of all derivatives at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to the accounting standard.

Prior to July 1, 2008, the Company entered into derivative contracts which were accounted for as cash flow hedges under hedge accounting as prescribed by SFAS No. 133. Under hedge accounting, the effective portion of the gain or loss on a derivative designated as a cash flow hedge was reported net of tax effects in accumulated other comprehensive income on the Consolidated Balance Sheets, until the pricing of the related term securitization. The derivative gain or loss recognized in accumulated other comprehensive income is then reclassified into earnings as an adjustment to interest expense over the terms of the related borrowings.

While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting. By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives and hedging activities. This change creates volatility in our results of operations, as the market value of our derivative financial instruments changes over time, and this volatility may adversely impact our results of operations and financial condition.

For the forecasted transactions that are probable of occurring, the derivative gain or loss in accumulated other comprehensive income as of June 30, 2008 will be reclassified into earnings as an adjustment to interest expense over the terms of the related forecasted borrowings, consistent with hedge accounting treatment. In the event that the related forecasted borrowing is no longer probable of occurring, the related gain or loss in accumulated other comprehensive income is recognized in earnings immediately.

The Company has adopted SFAS No. 157, *Fair Value Measurements*, which establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in a orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the measurement date (exit price). Because the Company's derivatives are not listed on an exchange, the Company values these instruments using a valuation model with pricing inputs that are observable in the market or that can be derived principally from or corroborated by observable market data.

Stock-Based Compensation. We issue both restricted shares and stock options to certain employees and directors as part of our overall compensation strategy. SFAS No. 123(R), *Share-Based Payment,* establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans.

The Company adopted SFAS No. 123(R) effective January 1, 2006 using the modified prospective transition method. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards ultimately expected to vest. Compensation cost is recognized on a straight-line basis over the service period for all awards granted subsequent to the Company's adoption of SFAS No. 123(R), as well as for the unvested portions of awards outstanding as of the Company's adoption of SFAS No. 123(R).

We use the Black-Scholes valuation model to measure the fair value of our stock options utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility, and dividend yield. The assumptions are based on subjective future expectations combined with management judgment.

Under SFAS No. 123(R), the Company is also required to use judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. In addition, for performance-based awards the Company estimates the degree to which the performance conditions will be met to estimate the number of shares expected to vest and the related compensation expense. Compensation expense is adjusted in the period such performance estimates change.

Income taxes. The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, for example, leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. Our management must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance must be established. To the extent that we establish a valuation allowance in a period, an expense must be recorded within the tax provision in the Consolidated Statements of Operations.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes,* on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. There was no effect on our financial condition, results of operations or cash flows as a result of implementing FIN 48, and we did not have any unrecognized tax benefits. At December 31, 2008, there have been no material changes to the liability for uncertain tax positions and there are no unrecognized tax benefits. The periods subject to examination for the Company's federal return include the 1997 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2003 through 2008 are subject to examination.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

Results of Operations

Comparison of the Years Ended December 31, 2008 and 2007

Net income(loss). A net loss of $5.2 million, or $0.44 per share, was recorded for the year ended December 31, 2008. This net loss includes an after-tax charge of approximately $6.7 million due to the change in market value of derivatives and an after-tax charge of approximately $3.0 million due to the reclassification into earnings from accumulated other comprehensive income related to a hedged forecasted transaction no longer anticipated to occur. Excluding these after-tax charges totaling $9.7 million, net income for the year ended December 31, 2008 would have been $4.5 million, a decrease of 75.4% or $13.8 million, compared to $18.3 million for the year ended December 31, 2007. Diluted earnings per share excluding these after-tax charges would have been $0.37 for the year ended December 31, 2008, compared to $1.49 for the year ended December 31, 2007.

Excluding the after-tax losses on hedging activities identified above, returns on average assets were 0.53% for the year ended December 31, 2008 and 2.12% for the year ended December 31, 2007. On the same basis, returns on average equity were 2.98% for the year ended December 31, 2008 and 12.57% for the year ended December 31, 2007.

The provision for credit losses increased $14.3 million, or 83.1%, to $31.5 million for the year ended December 31, 2008 from $17.2 million for the same period in 2007. During the year ended December 31, 2008, net interest and fee income decreased $5.0 million, primarily due to reduced interest income from payoffs of older, higher yielding leases, combined with lower outstanding invested cash balances.

For the year ended December 31, 2008, we generated 24,869 new finance receivables at a cost of $256.6 million compared to 33,141 new finance receivables at a cost of $390.8 million for the year ended December 31, 2007. The reduction in volume was primarily due to our decision to lower approval rates in response to economic conditions. Overall, our average total finance receivables at December 31, 2008 decreased 0.9% to $715.6 million at December 31, 2008 from $721.9 million at December 31, 2007.

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Dollars in thousands)	
Interest income	$ 86,099	$ 90,231
Fee income	22,657	21,996
Interest and fee income	108,756	112,227
Interest expense	36,880	35,322
Net interest and fee income	$ 71,876	$ 76,905
Average total finance receivables[1]	$715,649	$721,900
Percent of average total finance receivables:		
Interest income	12.03%	12.50%
Fee income	3.16	3.05
Interest and fee income	15.19	15.55
Interest expense	5.15	4.90
Net interest and fee margin	10.04%	10.65%

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For the calculations above, the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded.

Net interest and fee margin. Net interest and fee income decreased $5.0 million, or 6.5%, to $71.9 million for the year ended December 31, 2008 from $76.9 million for the year ended December 31, 2007. The annualized net interest and fee margin decreased 61 basis points to 10.04% for the year ended December 31, 2008 from 10.65% for the same period in 2007.

Interest income, net of amortized initial direct costs and fees, decreased $4.1 million, or 4.5%, to $86.1 million for the year ended December 31, 2008 from $90.2 million for the year ended December 31, 2007. The decrease in interest income was primarily due to a 47 basis point decrease in average yield. This reduction is partially due to payoffs of older, higher yielding leases, combined with lower outstanding invested cash balances. The weighted average implicit interest rate on new finance receivables originated was 13.67% for the year ended December 31, 2008 compared to 12.93% for year ended December 31, 2007.

Fee income increased $661,000, or 3.0%, to $22.7 million for the year ended December 31, 2008 from $22.0 million for the year ended December 31, 2007. The increase in fee income was primarily due to higher administrative and late fees that grew by $962,000 to $14.9 million for the year ended December 31, 2008 compared to $14.0 million for the year ended December 31, 2007. The increase in administrative and late fee income is primarily attributed to increased late fee billings. Fee income also included approximately $5.9 million of net residual income for each of the years ended December 31, 2008 and 2007.

Fee income, as a percentage of average total finance receivables, increased 11 basis points to 3.16% for the year ended December 31, 2008 from 3.05% for the year ended December 31, 2007. Administrative and late fees remained the largest component of fee income at 2.09% as a percentage of average total finance receivables for the year ended December 31, 2008 compared to 1.94% for the year ended December 31, 2007. As a percentage of average total finance receivables, net residual income was 0.83% for the year ended December 31, 2008 compared to 0.82% for the year ended December 31, 2007.

Interest expense increased $1.6 million to $36.9 million for the year ended December 31, 2008 from $35.3 million for the year ended December 31, 2007. Interest expense, as a percentage of the average total finance receivables, increased 25 basis points to 5.15% for the year ended December 31, 2008 from 4.90% for the year ended December 31, 2007. Interest expense has risen primarily due to higher interest rates on the Company's term note securitizations. During the year ended December 31, 2008, average term securitization borrowings outstanding were $591.8 million, representing 94.3% of total borrowings, compared to $562.8 million representing 83.4% of total borrowings for the same period in 2007.

Interest expense as a percentage of weighted average borrowings was 5.44% for the year ended December 31, 2008 compared to 5.23% for the year ended December 31, 2007. The average balance for our warehouse facilities was $35.8 million for the year ended December 31, 2008 compared to $112.2 million for the year ended December 31, 2007. The average borrowing costs for our warehouse facilities was 4.86% for the year ended December 31, 2008 compared to 5.76% for the year ended December 31, 2007. (See **Liquidity and Capital Resources** in this Item 7).

Interest costs on our August 2005, September 2006 and October 2007 issued term securitization borrowings increased over those issued in 2004 due to the rising interest rate environment. The coupon rate on the October 2007 securitization also reflects higher credit costs due to the general tightening of credit caused by recent overall stress and volatility in the financial markets. For the year ended December 31, 2008, average term securitization borrowings outstanding were $591.8 million at a weighted average coupon of 5.48% compared with $562.8 million at a weighted average coupon of 4.83% for the year ended December 31, 2007.

On August 18, 2005, we closed on the issuance of our seventh term note securitization transaction in the amount of $340.6 million at a weighted average interest coupon approximating 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing. On September 21, 2006, we closed on the issuance of our eighth term note securitization transaction in the amount of $380.2 million at a weighted average interest coupon approximating 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2006 term transaction to approximate an average of 5.21% over the term of the financing. On October 24, 2007, we closed on the issuance of our ninth term note securitization transaction in the amount of $440.5 million at a weighted average interest coupon approximating 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2007 term transaction to approximate an average of 6.32% over the term of the financing. Due to the impact on interest rates from unfavorable market conditions and the available capacity in our warehouse facilities, the Company elected not to complete a fixed-rate term note securitization in 2008.

Our term securitizations include multiple classes of fixed-rate notes with the shorter term, lower coupon classes amortizing (maturing) faster then the longer term higher coupon classes. This causes the blended interest expenses related to these borrowings to change and generally increase over the terms of the borrowings.

On February 15, 2008, we elected to exercise our call option and pay off the remaining $29.9 million of our 2004 term securitization, which carried a coupon rate of approximately 4.64%. On September 15, 2006, we elected to exercise our call option and pay off the remaining $31.5 million of our 2003 term securitization, which carried a coupon rate of approximately 3.19%. Our 2002 securitization was repaid in full on August 15, 2005 when the remaining note balances outstanding were $26.5 million at a coupon rate of approximately 4.41%.

The opening of our wholly-owned subsidiary, Marlin Business Bank, on March 12, 2008 provides an additional funding source. Initially, FDIC-insured deposits are being raised via the brokered certificates of deposit market. Interest expense on deposits was $1.2 million, or 4.14% as a percentage of weighted average deposits, for the year ended December 31, 2008. The average balance of deposits was $28.2 million for the year ended December 31, 2008.

Insurance and other income. Insurance and other income increased $157,000 to $6.8 million for the year ended December 31, 2008 from $6.7 million for the year ended December 31, 2007. The increase is primarily related to insurance billings, which were $256,000 higher in 2008 than in 2007.

Loss on derivatives and hedging activities. Prior to July 1, 2008, the Company entered into derivative contracts which were accounted for as cash flow hedges under hedge accounting as prescribed by SFAS No. 133. While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting.

By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, are recognized immediately. This change creates volatility in our results of operations, as the market value of our derivative financial instruments changes over time.

For the year ended December 31, 2008, the loss on derivatives and hedging activities was $16.0 million. Of this amount, $11.0 million represents the change in the fair value of the derivatives contracts during the year.

During 2008, the Company concluded that certain forecasted transactions were not probable of occurring on the anticipated date or in the additional time period permitted by SFAS No. 133. A $5.0 million pretax loss was reclassified into loss on derivatives and hedging activities for the year ended December 31, 2008 for the related cash flow hedges.

These losses are based on the value of the derivative contracts at December 31, 2008 in a volatile market that is changing daily, and will not necessarily reflect the value at settlement.

Salaries and benefits expense. Salaries and benefits expense increased $1.6 million, or 7.5%, to $22.9 million for the year ended December 31, 2008 from $21.3 million for the year ended December 31, 2007. The increase in compensation expense is primarily due to costs associated with the staff reduction initiative discussed below and lower capitalized costs as a result of lower origination volumes, partially offset by the discontinuance of the factoring business. There was no compensation related to the factoring business for the year ended December 31, 2008, compared to $364,000 for the same period in 2007.

As a financial services company, we are navigating through the current challenging economic environment. In response to this, on May 13, 2008, we reduced our staffing by approximately 14.7%. This action was part of an overall effort to reduce operating costs in light of our decision to moderate growth in fiscal 2008. Approximately 51 employees were affected as a result of the staff reduction. On May 13, 2008, we notified the affected employees. We incurred pretax costs during the twelve months ended December 31, 2008 of approximately $501,000 related to this action, almost all of which was related to severance costs. The total annualized pretax cost savings that are expected to result from this reduction are estimated to be approximately $2.6 million. Total personnel decreased to 284 at December 31, 2008 from 357 at December 31, 2007.

Salaries and benefits expense, as a percentage of the average total finance receivables, were 3.20% for the year ended December 31, 2008 compared with 2.95% for the same period in 2007.

General and administrative expense. General and administrative expenses increased $1.6 million, or 11.8%, to $15.2 million for the year ended December 31, 2008 from $13.6 million for the year ended December 31, 2007. Over half of the increase related to temporary services for lease servicing and professional fees. As a percentage of average total finance receivables, general and administrative expenses increased to 2.13% for the year ended December 31, 2008 from 1.89% for the year ended December 31, 2007.

Financing related costs. Financing related costs primarily represent bank commitment fees paid to our financing sources. Financing related costs increased $373,000 to $1.4 million for the year ended December 31, 2008 from $1.0 million for the year ended December 31, 2007. Mark-to-market expense recognized on our interest-rate caps was $39,000 for the year ended December 31, 2008 compared to expense of $8,000 for the year ended December 31, 2007. Commitment fees were $1.4 million for the year ended December 31, 2008 compared to $1.0 million for the year ended December 31, 2007.

Provision for credit losses. The provision for credit losses increased $14.3 million, or 83.1%, to $31.5 million for the year ended December 31, 2008 from $17.2 million for the year ended December 31, 2007. Most of the increase was due to higher net charge-offs, which were $27.2 million for the year ended December 31, 2008, an increase of $12.8 million from $14.4 million during the year ended December 31, 2007. Net charge-offs as a percentage of average total finance receivables increased to 3.80% in 2008 from 2.00% in 2007. The allowance for credit losses increased approximately $4.3 million to $15.3 million at December 31, 2008, from $11.0 million at December 31, 2007.

Unfavorable economic trends have most significantly impacted the performance of rate-sensitive industries in our portfolio, specifically companies in the construction, mortgage and real estate businesses. Though these industries comprised approximately 10% of the total portfolio at December 31, 2008, approximately 22% of the charge-off activity related to these industries. Throughout 2007 and 2008, Marlin increased collection activities and strengthened underwriting criteria for these industries.

Provision for income taxes. An income tax benefit of $3.2 million was recorded for the year ended December 31, 2008, compared to income tax expense of $12.1 million for the year ended December 31, 2007. The change in taxes is primarily attributed to the pretax loss recorded in 2008. Our effective tax rate, which is a combination of federal and state income tax rates, was 37.7% for the year ended December 31, 2008 and 39.8% for the year ended December 31, 2007. The effective tax rate for the year ended December 31, 2008 reflects increased expense related to a 2008 tax adjustment of $239,000, primarily related to a true-up of our deferred tax accounts. We anticipate our effective tax rate in future years to be approximately 40%.

Comparison of the Years Ended December 31, 2007 and 2006

Net income. Net income was $18.3 million for the year ended December 31, 2007, a 1.6% decrease from $18.6 million for the year ended December 31, 2006.

Diluted earnings per share was $1.49 for the year ended December 31, 2007, a 2.6% decrease from $1.53 per diluted share reported for the year ended December 31, 2006. Returns on average assets were 2.12% for the year ended December 31, 2007 and 2.54% for the year ended December 31, 2006. Returns on average equity were 12.57% for the year ended December 31, 2007 and 14.95% for the year ended December 31, 2006.

Net income for the fourth quarter of 2006 reflects an after-tax charge of approximately $880,000, or $0.072 diluted earnings per share, due to the separation agreement related to the departure of Marlin's former President, whose resignation as President and as a director of Marlin was effective December 20, 2006 as reported in our Form 8-K filed December 21, 2006. Due to better than expected collections on leases in areas affected by Hurricane Katrina, net income for the second quarter of 2006 was positively impacted by an after-tax reduction of the provision for credit losses of $545,000, or $0.045 diluted earnings per share. Therefore, the combination in 2006 of the after-tax charge for the separation agreement and the reduction of the provision for Hurricane Katrina resulted in a net unfavorable after-tax impact of $335,000, or $0.027 diluted earnings per share for the year ended 2006 compared to 2007.

Net income for the year ended December 31, 2007 decreased 3.6%, or $683,000, compared to net income for the same period of 2006, excluding the impact in 2006 of the separation agreement and the allowance reduction. Diluted earnings per share for the year ended December 31, 2007 decreased 4.5%, or $0.07, compared to the same period of 2006, excluding the impact in 2006 of the separation agreement and the allowance reduction.

For the year ended December 31, 2007, we generated 33,141 new finance receivables at a cost of $390.8 million compared to 34,214 new finance receivables at a cost of $388.7 million for the year ended December 31, 2006. Overall, our average total finance receivables at December 31, 2007 increased 18.1% to $721.9 million at December 31, 2007 from $611.3 million at December 31, 2006.

	Year Ended December 31,	
	2007	2006
	(Dollars in thousands)	
Interest income	$ 90,231	$ 77,644
Fee income	21,996	20,311
Interest and fee income	112,227	97,955
Interest expense	35,322	26,562
Net interest and fee income	$ 76,905	$ 71,393
Average total finance receivables[(1)]	$721,900	$611,348
Percent of average total finance receivables:		
Interest income	12.50%	12.70%
Fee income	3.05	3.32
Interest and fee income	15.55	16.02
Interest expense	4.90	4.34
Net interest and fee margin	10.65%	11.68%

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For the calculations above, the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded.

Net interest and fee margin. Net interest and fee income increased $5.5 million, or 7.7%, to $76.9 million for the year ended December 31, 2007 from $71.4 million for the year ended December 31, 2006, primarily due to continued growth in our average total finance receivables partially offset by compression in margin. The annualized net interest and fee margin decreased 103 basis points to 10.65% for the year ended December 31, 2007 from 11.68% for the same period in 2006.

Interest income, net of amortized initial direct costs and fees, increased $12.6 million, or 16.2%, to $90.2 million for the year ended December 31, 2007 from $77.6 million for the year ended December 31, 2006. The increase in interest income was primarily due to an 18.1% growth in average total finance receivables, which increased $110.6 million to $721.9 million for the year ended December 31, 2007 from $611.3 million for the year ended December 31, 2006. The weighted average implicit interest rate on new finance receivables originated was 12.93% for the year ended December 31, 2007 compared to 12.72% for year ended December 31, 2006.

Our interest income as a percentage of average total finance receivables declined by 20 basis points for the year ended December 31, 2007 to 12.50% from 12.70% for the year ended December 31, 2006. This reduction is due in part to competition in small-ticket leasing and fluctuations in interest rates, combined with payoffs of older, higher yielding leases.

Fee income increased $1.7 million, or 8.4%, to $22.0 million for the year ended December 31, 2007 from $20.3 million for the year ended December 31, 2006. The increase in fee income was primarily due to higher administrative and late fees that grew by $2.6 million to $14.0 million for the year ended December 31, 2007 compared to $11.4 million for the year ended December 31, 2006, partially offset by net residual income that declined $877,000 to $6.0 million for the year ended December 31, 2007 compared to $6.8 million for the year ended December 31, 2006. The increase in administrative and late fee income is primarily attributed to the continued growth of our total finance receivables and increased late fee billings. The decline in residual income is primarily due to lower proceeds received from the sale of returned equipment. Historically, we have experienced a lower realization rate on copiers than on other types of equipment, and the mix of contracts reaching termination in 2007 contained a higher proportion of copiers than in 2006.

Fee income, as a percentage of average total finance receivables, decreased 27 basis points to 3.05% for the year ended December 31, 2007 from 3.32% for the year ended December 31, 2006, primarily due to lower net residual income. Administrative and late fees remained the largest component of fee income at 1.94% as a percentage of average total finance receivables for the year ended December 31, 2007 compared to 1.87% for the year ended December 31, 2006. As a percentage of average total finance receivables net residual income was 0.82% for the year ended December 31, 2007 compared to 1.12% for the year ended December 31, 2006.

Interest expense increased $8.7 million to $35.3 million for the year ended December 31, 2007 from $26.6 million for the year ended December 31, 2006. Interest expense, as a percentage of the average total finance receivables, increased 56 basis points to 4.90% for the year ended December 31, 2007 from 4.34% for the year ended December 31, 2006. Interest expense has risen primarily due to the continued growth of the Company and higher interest rates on the Company's warehouse facilities and term note securitizations. During the year ended December 31, 2007, average term securitization borrowings outstanding were $562.8 million, representing 83.4% of total borrowings, compared to $488.9 million representing 88.1% of total borrowings for the same period in 2006.

Interest expense as a percentage of weighted average borrowings was 5.23% for the year ended December 31, 2007 compared to 4.78% for the year ended December 31, 2006. The average balance for our warehouse facilities was $112.2 million for the year ended December 31, 2007 compared to $66.3 million for the year ended December 31, 2006. The average borrowing costs for our warehouse facilities was 5.76% for the year ended December 31, 2007 compared to 5.98% for year ended December 31, 2006. (See **Liquidity and Capital Resources** in this Item 7).

Interest costs on our August 2005, September 2006 and October 2007 issued term securitization borrowings increased over those issued in 2004 due to the rising interest rate environment. The coupon rate on the October 2007 securitization also reflects higher credit costs due to the general tightening of credit caused by recent overall stress and volatility in the financial markets. For the year ended December 31, 2007, average term securitization borrowings outstanding were $562.8 million at a weighted average coupon of 4.83% compared with $488.9 million at a weighted average coupon of 4.29% for the year ended December 31, 2006.

On August 18, 2005, we closed on the issuance of our seventh term note securitization transaction in the amount of $340.6 million at a weighted average interest coupon approximating 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing. On September 21, 2006, we closed on the issuance of our eighth term note securitization transaction in the amount of $380.2 million at a weighted average interest coupon approximating 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2006 term transaction to approximate an average of 5.21% over the term of the financing. On October 24, 2007, we closed on the issuance of our ninth term note securitization transaction in the amount of $440.5 million at a weighted average interest coupon approximating 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2007 term transaction to approximate an average of 6.32% over the term of the financing.

Our term securitizations include multiple classes of fixed-rate notes with the shorter term, lower coupon classes amortizing (maturing) faster then the longer term higher coupon classes. This causes the blended interest expenses related to these borrowings to change and generally increase over the term of the borrowing.

On September 15, 2006, we elected to exercise our call option and pay off the remaining $31.5 million of our 2003 term securitization, which carried a coupon rate of approximately 3.19%. Our 2002 securitization was repaid in full on August 15, 2005 when the remaining note balances outstanding were $26.5 million at a coupon rate of approximately 4.41%.

Insurance and other income. Insurance and other income increased $1.2 million to $6.7 million for the year ended December 31, 2007 from $5.5 million for the year ended December 31, 2006. The increase is primarily related to insurance billings, which were $1.0 million higher in 2007 than in 2006.

Salaries and benefits expense. Salaries and benefits expense decreased $1.2 million, or 5.3%, to $21.3 million for the year ended December 31, 2007 from $22.5 million for the year ended December 31, 2006. The decrease in compensation expense is primarily due to a $1.6 million decrease in stock-based compensation expense and the inclusion of approximately $1.45 million of expense in the fourth quarter of 2006 due to the December 20, 2006 separation agreement for the resignation of Marlin's former President. These decreases were partially offset by growth in total personnel.

Expense related to stock-based compensation decreased primarily due to revised performance and forfeiture assumptions. In 2007, sales and credit compensation increased $395,000, primarily related to additional hiring of sales and marketing representatives and credit analysts. Compensation related to the factoring business totaled $364,000 in 2007, compared to $209,000 in 2006. Total personnel increased to 357 at December 31, 2007 from 314 at December 31, 2006. Salaries and benefits expense, as a percentage of the average total finance receivables, were 2.95% for the year ended December 31, 2007 compared with 3.68% for the same period in 2006.

General and administrative expense. General and administrative expenses increased $1.6 million, or 13.3%, to $13.6 million for the year ended December 31, 2007 from $12.0 million for the year ended December 31, 2006. As a percentage of average total finance receivables, general and administrative expenses decreased to 1.89% for the year ended December 31, 2007 from 1.96% for the year ended December 31, 2006. Expenses for the fourth quarter of 2006 included approximately $185,000 in professional fees associated with a follow-on offering by a selling shareholder (pursuant to such shareholder's registration rights.)

Financing related costs. Financing related costs include commitment fees paid to our financing sources and hedge costs pertaining to our interest-rate caps used to limit our exposure to an increase in interest rates. Financing related costs decreased $280,000 to $1.0 million for the year ended December 31, 2007 from $1.3 million for the year ended December 31, 2006. The decrease was primarily due to a decrease in bank commitment fees. Mark-to-market expense recognized on our interest-rate caps was $8,000 for the year ended December 31, 2007 compared with expense of $101,000 for the year ended December 31, 2006. Commitment fees were $1.0 million for the year ended December 31, 2007 compared with $1.2 million for the year ended December 31, 2006.

Provision for credit losses. The provision for credit losses increased $7.3 million, or 73.7%, to $17.2 million for the year ended December 31, 2007 from $9.9 million for the year ended December 31, 2006. Most of the increase was due to higher net charge-offs, which were $14.4 million for the year ended December 31, 2007, an increase of $4.9 million from $9.5 million during the year ended December 31, 2006. Net charge-offs as a percentage of average total finance receivables increased to 2.00% in 2007 from 1.56% in 2006.

During the fourth quarter of 2007, the Company also increased its allowance for credit losses by an incremental $411,000, which represented the remaining outstanding balance of a real estate related loan that had resulted from the refinancing of a factoring receivable. The increased allowance was due to deterioration of the borrower's financial condition. In addition, a portion of the increase in our provision for credit losses from 2006 to 2007 was the result of a second quarter 2006 provision reduction of $901,000, due to lower losses than originally anticipated in areas affected by Hurricane Katrina.

Credit quality for the year ended December 31, 2006, was more favorable than our general long-term expectation of 2.00% for an entire business cycle. The increase in net charge-offs in 2007 to 2.00% compared to 1.56% for 2006 was primarily due to worsening general economic trends from the favorable experience of 2006. These trends have most significantly impacted the performance of rate-sensitive industries in our portfolio, specifically companies in the mortgage and real estate businesses. These industries comprised approximately 5% of the total portfolio at December 31, 2007. During 2007, Marlin increased collection activities and strengthened underwriting criteria for these industries.

Provision for income taxes. The provision for income taxes decreased to $12.1 million for the year ended December 31, 2007 from $12.6 million for the year ended December 31, 2006. The decrease in tax expense is primarily attributed to the decrease in pretax income, combined with higher expense in 2006 for state taxes related to NOL utilization. Our effective tax rate, which is a combination of federal and state income tax rates, was 39.8% for the year ended December 31, 2007 and 40.3% for the year ended December 31, 2006. We anticipate our effective tax rate in future years to be approximately 40% as a result of recently enacted income tax legislation changes in Maryland, Michigan, and New York.

Operating Data

We manage expenditures using a comprehensive budgetary review process. Expenses are monitored by departmental heads and are reviewed by senior management monthly. The efficiency ratio (relating expenses with revenues) and the ratio of salaries and benefits and general and administrative expense as a percentage of the average total finance receivables shown below are metrics used by management to monitor productivity and spending levels.

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Average total finance receivables	$715,649	$721,900	$611,348
Salaries and benefits expense	22,916	21,329	22,468
General and administrative expense	15,241	13,633	11,957
Efficiency ratio	48.47%	41.83%	44.77%
Percent of average total finance receivables:			
Salaries and benefits	3.20%	2.95%	3.68%
General and administrative	2.13%	1.89%	1.96%

We generally reach our lessees through a network of independent equipment dealers and lease brokers. The number of dealers and brokers that we conduct business with depends on, among other things, the number of sales account executives we have. Accordingly, growth indicators that management evaluates regularly are sales account executive staffing levels and the activity of our origination sources, which are shown below.

	As of or For the Year Ended December 31,				
	2008	2007	2006	2005	2004
Number of sales account executives	86	118	100	103	100
Number of originating sources[1]	1,014	1,246	1,295	1,295	1,244

(1) Monthly average of origination sources generating lease volume.

Finance Receivables and Asset Quality

Our net investment in leases and loans declined $95.4 million, or 12.5%, to $670.5 million at December 31, 2008, from $765.9 million at December 31, 2007. The Company is responding to current economic conditions with more restrictive credit standards, while continuing to pursue strategies designed to increase the number of independent equipment dealers and other origination sources that generate and develop lease customers. The Company's leases are generally assigned as collateral for borrowings as described below in Liquidity and Capital Resources.

The chart below provides our asset quality statistics for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Allowance for credit losses, beginning of period	$ 10,988	$ 8,201	$ 7,813
Provision for credit losses	31,494	17,221	9,934
Charge-offs, net	(27,199)	(14,434)	(9,546)
Allowance for credit losses, end of period	$ 15,283	$ 10,988	$ 8,201
Net charge-offs to average total finance receivables[(1)]	3.80%	2.00%	1.56%
Allowance for credit losses to total finance receivables, end of period[(1)]	2.30%	1.47%	1.21%
Average total finance receivables[(1)]	$715,649	$721,900	$611,348
Total finance receivables, end of period[(1)]	$664,761	$749,571	$679,622
Delinquencies greater than 60 days past due	$ 12,203	$ 8,377	$ 5,676
Delinquencies greater than 60 days past due[(2)]	1.59%	0.95%	0.71%
Allowance for credit losses to delinquent accounts greater than 60 days past due	125.24%	131.17%	144.49%
Non-accrual leases and loans	$ 6,380	$ 3,695	$ 2,250
Renegotiated leases and loans	$ 8,256	$ 6,987	$ 3,819

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For purposes of asset quality and allowance calculations the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded.

(2) Calculated as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables.

Net investments in finance receivables are charged-off when they are contractually past due for 121 days and are reported net of recoveries. Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease or loan becomes less than 90 days delinquent.

Net charge-offs for the year ended December 31, 2008 were $27.2 million, or 3.80% of average total finance receivables, compared to $14.4 million, or 2.00% of average total finance receivables, for the year ended December 31, 2007. The increase in net charge-offs during 2008 compared to prior periods is primarily due to worsening general economic trends and an increase in the charge-offs related to rate-sensitive industries.

The Company's net charge-offs began increasing during 2007, primarily due to worsening general economic trends from the favorable experience of 2006. These trends have continued to worsen during 2008. The economic environment has most significantly impacted the performance of interest rate-sensitive industries in our portfolio, specifically companies in the construction, mortgage and real estate businesses. Though these industries comprised approximately 10% of the total portfolio at December 31, 2008, approximately 22% of the charge-off activity related to these industries. During 2007 and 2008, the Company increased collection activities and strengthened underwriting criteria for these industries and for the geographical areas most affected by these industries, specifically California and Florida. In addition, the Company has begun reducing origination volumes from indirect origination channels. These trends continue to be closely monitored.

Delinquent accounts greater than 60 days past due (as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables) increased to 1.59% at December 31, 2008 from 0.95% at December 31, 2007. Our usual experience and expectation is for slightly higher delinquency rates as of year-end as we believe our customers tend to adjust their payment patterns around the year-end. However, worsening general economic trends have also resulted in increased delinquencies, as discussed above. Supplemental information regarding loss statistics and delinquencies is available on the investor relations section of Marlin's website at www.marlincorp.com.

In accordance with SFAS No. 5, *Accounting for Contingencies,* we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. The factors and trends discussed above were included in the Company's analysis to determine its allowance for credit losses. (See "Critical Accounting Policies.")

Residual Performance

Our leases offer our end user customers the option to own the purchased equipment at lease expiration. Based on the minimum lease payments receivable as of December 31, 2008, approximately 73% of our leases were one dollar purchase option leases, 23% were fair market value leases and 4% were fixed purchase option leases, the latter of which typically are 10% of the original equipment cost. As of December 31, 2008, there were $51.2 million of residual assets retained on our balance sheet of which $40.5 million, or 79.2%, were related to copiers. As of December 31, 2007, there were $50.8 million of residual assets retained on our balance sheet of which $38.5 million, or 75.9%, were related to copiers. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2008 and 2007, respectively. Improvements in technology and other market changes, particularly in copiers, could adversely impact our ability to realize the recorded residual values of this equipment.

Our leases generally include automatic renewal provisions and many leases continue beyond their initial term. We consider renewal income a component of residual performance. For the years ended December 31, 2008, 2007 and 2006 renewal income, net of depreciation, amounted to $7.0 million, $6.6 million and $6.5 million and net gains (losses) on residual values on equipment disposed amounted to ($1.1) million, ($640,000) and $284,000, respectively. The primary driver of the changes was a shift in the mix of the amounts and types of equipment disposed at the end of the term.

Liquidity and Capital Resources

Our business requires a substantial amount of cash to operate and grow. Our primary liquidity need is for new originations. In addition, we need liquidity to pay interest and principal on our borrowings, to pay fees and expenses incurred in connection with our securitization transactions, to fund infrastructure and technology investment and to pay administrative and other operating expenses.

We are dependent upon the availability of financing from a variety of funding sources to satisfy these liquidity needs. Historically, we have relied upon four principal types of third-party financing to fund our operations:

- borrowings under a revolving bank facility;
- financing of leases and loans in CP conduit warehouse facilities;
- financing of leases through term note securitizations; and
- equity and debt securities with third-party investors.

On March 20, 2007, the Federal Deposit Insurance Corporation ("FDIC") approved the application of our wholly-owned subsidiary, Marlin Business Bank ("MBB") to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of the Company's funding sources and, over time, may add other product offerings to better serve our customer base. MBB has funded $79.3 million of leases and loans through its initial capitalization of $12 million and its issuance of $63.4 million in FDIC insured deposits at an average borrowing rate of 4.00%.

On December 31, 2008, MBB received approval from the Federal Reserve Bank of San Francisco ("FRB") to (i) convert from an industrial bank to a state-chartered commercial bank and (ii) become a member of the Federal Reserve System. In addition, on December 31, 2008, Marlin Business Services Corp. received approval to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank.

The conversion of MBB to a commercial bank took place in accordance with the approval issued by the FRB on December 31, 2008 (the "FRB Approval"). On January 8, 2009, the FRB modified the FRB Approval to permit

MBB to convert to a commercial bank and become a member of the Federal Reserve System without requiring the immediate $25 million capital injection contemplated in the approval. The FRB has delayed the requirement for the additional capital injection until such time as the FDIC acts on the modification request made by MBB to the FDIC to eliminate certain inconsistencies between the FRB Approval and an order by the FDIC, dated March 20, 2007 and modified on February 12, 2008 (the "FDIC Order"), that contained conditions required by the FDIC for MBB to become an industrial bank.

MBB has requested a modification to the FDIC Order to eliminate the inconsistencies that restrict the growth of the bank during its first three years of operations. The modification request is under review by the FDIC, but the FDIC has not provided a timeline as to when a decision may be expected. At this time, we are awaiting a response from the FDIC on the modification request. Until we receive approval for this modification, we do not expect to have clear visibility on our overall funding options. If the FDIC approves the modification request, then the Company intends to inject additional capital into MBB and begin executing the business plan approved by the FRB.

Pursuant to the FDIC Order, subject to regulatory and safety and soundness considerations, MBB is permitted to have total assets of $87 million in its first year of operation (March 2008 to March 2009), $104 million in its second year, and $128 million in its third year. As a result, MBB is expected to provide up to $69 million in funding for the assets in its first year of operations, up to $90 million in its second year, and up to $105 million in its third year. The asset limit would increase if the FDIC approves the modification request.

New originations, other than those originated by MBB, are generally funded in the short-term with cash from operations or through borrowings under our revolving bank facility or our CP conduit warehouse facility. Historically, we have executed a term note securitization approximately once a year to refinance and relieve the bank revolver and CP conduit warehouse facility. Due to the impact on interest rates from unfavorable market conditions and the available capacity in our warehouse facilities, the Company elected not to complete a fixed-rate term note securitization in 2008. As of December 31, 2008, we had $101.9 million in borrowings outstanding under our bank and CP conduit warehouse facilities and, therefore, we had approximately $113.1 million of available borrowing capacity through these facilities in addition to available cash and cash equivalents of $32.8 million. Our debt to equity ratio was 4.11:1 at December 31, 2008 and 5.15:1 at December 31, 2007.

Net cash used by financing activities was $168.6 million for the year ended December 31, 2008. Net cash provided by financing activities for the years ended December 31, 2007 and 2006 was $156.4 million and $99.6 million, respectively. Financing activities include net advances and repayments on our various borrowing sources.

Net cash provided by investing activities was $130.4 million for the year ended December 31, 2008. We used cash in investing activities of $171.2 million and $135.9 million for the years ended December 31, 2007 and 2006, respectively. Investing activities primarily relate to lease and loan origination activity and restricted cash balances.

Additional liquidity is provided by or used by our cash flow from operating activities. We generated net cash from operating activities of $36.6 million, $22.5 million and $28.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We expect cash from operating activities, additional borrowings on existing and future credit facilities, funds from brokered certificates of deposit and the completion of additional on-balance sheet term note securitizations to be adequate to support our operations and projected requirements.

Cash and Cash Equivalents. Our objective is to maintain a low cash balance, investing any free cash in leases and loans. We generally fund our originations and growth using advances under our revolving bank facility, our CP conduit warehouse facility and brokered certificates of deposit. Total cash and cash equivalents available as of December 31, 2008 was $32.8 million compared to $34.3 million at December 31, 2007.

Restricted Cash. We had $66.2 million of restricted cash as of December 31, 2008 compared to $141.1 million at December 31, 2007. Restricted cash consists primarily of the pre-funding cash reserves and advance payment accounts related to our term note securitizations.

Borrowings. Our primary borrowing relationships each require the pledging of eligible lease and loan receivables to secure amounts advanced. Our aggregate outstanding secured borrowings amounted to $543.3 million at December 31, 2008 and $773.1 million at December 31, 2007. Borrowings outstanding under the Company's revolving credit facilities and long-term debt consist of the following:

	For the 12 Months Ended December 31, 2008				As of December 31, 2008		
	Maximum Facility Amount	Maximum Month End Amount Outstanding	Average Amount Outstanding	Weighted Average Coupon	Amounts Outstanding	Weighted Average Coupon	Unused Capacity
	(Dollars in thousands)						
Revolving bank facility[(1)]	$ 40,000	$ 37,201	$ 18,470	4.37%	$ 20,048	3.38%	$ 19,952
CP conduit warehouse facilities[(1)]	175,000	81,875	17,336	5.37%	81,875	4.33%	93,125
Term note securitizations[(2)]	—	744,167	591,815	5.48%	441,385	5.72%	—
	$215,000		$627,621	5.44%	$543,308	5.42%	$113,077

(1) Subject to lease or loan eligibility and borrowing base formula.

(2) Our term note securitizations are one-time fundings that pay down over time without any ability for us to draw down additional amounts. As of December 31, 2008, we had completed nine on-balance-sheet term note securitizations and had repaid six in their entirety.

Revolving bank facility. As of December 31, 2008 and December 31, 2007, the Company had a committed revolving line of credit with several participating banks to provide up to $40.0 million in borrowings at LIBOR plus a spread of 1.50% to 1.87%. The credit facility expires on March 31, 2009. It is secured by leases that meet specified eligibility criteria. Our revolving bank facility provides temporary funding pending the accumulation of sufficient pools of leases for financing through a CP conduit warehouse facility or an on-balance-sheet term note securitization. Funding under this facility is based on a borrowing base formula and factors in an assumed discount rate and advance rate against the pledged leases.

Our weighted average outstanding borrowings under this facility were $18.5 million for the year ended December 31, 2008 compared to $6.3 million for the year ended December 31, 2007. We incurred interest expense under this facility of $808,000 for the year ended December 31, 2008 compared to $499,000 for the year ended December 31, 2007.

As of December 31, 2008, borrowings outstanding under the revolving bank facility were $20.0 million. At December 31, 2007, there were no borrowings outstanding under the revolving bank facility. For the years ended December 31, 2008 and 2007, the Company incurred commitment fees on the unused portion of the credit facility of $138,000 and $186,000, respectively.

CP conduit warehouse facilities. We have a Commercial Paper ("CP") conduit warehouse facility that allows us to borrow, repay and re-borrow based on a borrowing base formula. In these transactions, we transfer pools of leases and interests in the related equipment to special purpose, bankruptcy remote subsidiaries. These special purpose entities in turn pledge their interests in the leases and related equipment to an unaffiliated conduit entity, which generally issues commercial paper to investors. The warehouse facility allows the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable-rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. This facility requires that the Company limit its exposure to adverse interest rate movements on the variable-rate notes through entering into interest-rate cap agreements.

Borrowings under the facility are based on borrowing base formulas with assumed discount rates and advance rates against the pledged collateral combined with specific portfolio concentration criteria. The financing arrangement has minimum annual fee requirements based on anticipated usage of the facility.

00-A Warehouse Facility — This facility totaled $125 million and expired in March 2008. The Company decided not to seek renewal of the facility, due to the availability of more diversified funding options at more favorable terms as a result of the opening of MBB. There were no outstanding borrowings under the 00-A

Warehouse Facility at December 31, 2008 and December 31, 2007, and no borrowings during the twelve months ended December 31, 2008. For the year ended December 31, 2007, the weighted average interest rate was 5.43%.

02-A Warehouse Facility — This facility totals $175 million and expires in March 2009. This facility has the ability to utilize both leases and business capital loan products in the borrowing base. For the years ended December 31, 2008 and 2007, the weighted average interest rate was 5.37% and 5.84%, respectively. At December 31, 2008, there were $81.9 million of borrowings outstanding under this facility. At December 31, 2007, there were no borrowings outstanding under this facility.

Term note securitizations. Since our founding through December 31, 2008, we have completed nine on-balance-sheet term note securitizations of which three remain outstanding. In connection with each securitization transaction, we have transferred leases to our wholly-owned, special purpose bankruptcy remote subsidiaries and issued term debt collateralized by such commercial leases to institutional investors in private securities offerings. Our term note securitizations differ from our CP conduit warehouse facility primarily in that our term note securitizations have fixed terms, fixed interest rates and fixed principal amounts. Our securitizations do not qualify for sales accounting treatment due to certain call provisions that we maintain and that the special purpose entities also hold residual assets. Accordingly, assets and the related debt of the special purpose entities are included in our Consolidated Balance Sheets. Our leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. By entering into term note securitizations, we reduce outstanding borrowings under our CP conduit warehouse facility and revolving bank facility, which increases the amounts available to us under these facilities to fund additional lease originations. Failure to periodically pay down the outstanding borrowings under our warehouse facilities, or increase such facilities, would significantly limit our ability to grow our lease portfolio. At December 31, 2008 and at December 31, 2007, outstanding term securitizations amounted to $441.4 million and $773.1 million, respectively.

As of December 31, 2008, $446.7 million of our net investment in leases and loans was pledged to our term note securitizations. Each of our outstanding term note securitizations is summarized below:

	Notes Originally Issued	Outstanding Balance as of December 31, 2008	Scheduled Maturity Date	Original Coupon Rate
	(Dollars in thousands)			
2005 — 1				
Class A-1	$ 92,000	$ —	August 2006	4.05%
Class A-2	73,500	—	January 2008	4.49
Class A-3	50,000	—	November 2008	4.63
Class A-4	46,749	9,519	August 2012	4.75
Class B	55,546	21,607	August 2012	5.09
Class C	22,765	11,003	August 2012	5.67
	$340,560	$ 42,129		4.60%[(1)(2)]
2006 — 1				
Class A-1	$100,000	$ —	September 2007	5.48%
Class A-2	65,000	—	November 2008	5.43
Class A-3	65,000	20,007	December 2009	5.34
Class A-4	62,761	62,761	September 2013	5.33
Class B	62,008	26,826	September 2013	5.63
Class C	25,413	13,777	September 2013	6.20
	$380,182	$123,371		5.51%[(1)(3)]
2007 — 1				
Class A-1	$112,000	$ —	July 2008	5.21%
Class A-2	80,000	42,186	April 2009	5.35%
Class A-3	75,000	75,000	April 2010	5.32%
Class A-4	72,174	72,174	May 2011	5.37%
Class B	32,975	28,171	May 2011	5.82%
Class C	38,864	33,202	May 2011	6.31%
Class D	29,442	25,152	May 2011	7.30%
	$440,455	$275,885		5.70%[(1)(4)]
Total Term Note Securitizations		$441,385		

(1) Represents the original weighted average initial coupon rate for all tranches of the securitization. In addition to this coupon interest, term securitizations also have other transaction costs which are amortized over the life of the borrowings as additional interest expense.

(2) The weighted average coupon rate of the 2005-1 term note securitization will approximate 4.81% over the term of the borrowing.

(3) The weighted average coupon rate of the 2006-1 term note securitization will approximate 5.51% over the term of the borrowing.

(4) The weighted average coupon rate of the 2007-1 term note securitization will approximate 5.70% over the term of the borrowing.

Financial Covenants

All of our secured borrowing arrangements have financial covenants that we must comply with in order to obtain funding through the facilities and to avoid an event of default. These covenants relate to, among other things, various financial covenants and maximum delinquency and default levels. A change in the individuals performing the duties currently encompassed by the roles of Chief Executive Officer or Chief Operating Officer is an event of default under our revolving bank facility and CP conduit warehouse facility, unless we hire a replacement acceptable to our lenders within 180 days.

A merger or consolidation with another company in which the Company is not the surviving entity is also an event of default under the financing facilities. In addition, the revolving bank facility and CP conduit warehouse facility contain cross-default provisions whereby certain defaults under one facility would also be an event of default on the other facilities, in essence simultaneously restricting our ability to access either of these critical sources of funding. A default by any of our term note securitizations is also considered an event of default under the revolving bank facility and CP conduit warehouse facility. An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility.

None of the Company's debt facilities contain subjective acceleration clauses allowing the creditor to accelerate the scheduled maturities of the obligation under conditions that are not objectively determinable (for example, "if the debtor fails to maintain satisfactory operations" or "if a material adverse change occurs").

Some of the critical financial and credit quality covenants under our borrowing arrangements as of December 31, 2008 include:

	Actual[1]	Requirement
Tangible net worth minimum	$147.4 million	$92.2 million
Debt-to-equity ratio maximum	4.29 to 1	10 to 1
Four-quarter rolling average interest coverage ratio minimum	1.75 to 1	1.50 to 1
Three-month rolling average lease portfolio charge-off ratio maximum	4.04%	4.25%
Minimum quarterly net income (loss)	$0.4 million	$(100,000)

(1) Calculations are based on specific contractual definitions and subsidiaries per the applicable debt agreements, which may differ from ratios or amounts presented elsewhere in this document.

As of December 31, 2008, the Company was in compliance with terms of the revolving bank facility, the warehouse facility and the term securitization agreements.

Information on Stock Repurchases

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, the Company is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

The number of shares of common stock repurchased by the Company during the fourth quarter of 2008 and the average price paid per share is as follows:

Time Period	Number of Shares Purchased	Average Price Paid Per Share[(1)]	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2008 to October 31, 2008	—	—	—	$11,402,903
November 1, 2008 to November 30, 2008	8,846	$4.62	8,846	11,361,978
December 1, 2008 to December 31, 2008	94,054	$3.64	94,054	11,019,208
Total for the quarter ended December 31, 2008	102,900	$3.73	102,900	11,019,208

(1) Average price paid per share includes commissions and is rounded to the nearest two decimal places.

In addition to the repurchases disclosed above, pursuant to the Company's 2003 Equity Compensation Plan (as amended, the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 2,444 such shares repurchased pursuant to the 2003 Plan during the fourth quarter of 2008, at an average cost of $6.78.

Contractual Obligations

In addition to our scheduled maturities on our credit facilities and term debt, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The contractual obligations under our agreements, credit facilities, term note securitizations, operating leases and commitments under non-cancelable contracts as of December 31, 2008 were as follows:

	Contractual Obligations as of December 31, 2008					
	Borrowings	Interest[(1)]	Operating Leases	Leased Facilities	Capital Leases	Total
	(Dollars in thousands)					
2009	$315,874	$19,954	$17	$1,779	$11	$337,635
2010	135,077	9,639	12	1,624	3	146,355
2011	68,364	3,587	5	1,484	—	73,440
2012	23,095	718	—	1,514	—	25,327
2013	878	19	—	655	—	1,552
Thereafter	20	1	—	—	—	21
Total	$543,308	$33,918	$34	$7,056	$14	$584,330

(1) Includes interest on term note securitizations only. Excludes interest on $101.9 million related to the revolving bank facility and CP conduit warehouse facility.

Market Interest-Rate Risk and Sensitivity

Market risk is the risk of losses arising from changes in values of financial instruments. We engage in transactions in the normal course of business that expose us to market risks. We attempt to mitigate such risks through prudent management practices and strategies such as attempting to match the expected cash flows of our assets and liabilities.

We are exposed to market risks associated with changes in interest rates and our earnings may fluctuate with changes in interest rates. The lease assets we originate are almost entirely fixed-rate. Accordingly, we generally seek to finance these assets with fixed interest cost term note securitization borrowings that we issue periodically.

Between term note securitization issues, we finance our new lease and loan originations through a combination of variable-rate warehouse facilities and working capital. Our mix of fixed- and variable-rate borrowings and our exposure to interest-rate risk changes over time. Over the past twelve months, the mix of variable-rate borrowings to total borrowings has ranged from zero to 18.8% and averaged 5.7%. Our highest exposure to variable-rate borrowings generally occurs just prior to the issuance of a term note securitization. At December 31, 2008, $101.9 million, or 18.8%, of our borrowings were variable-rate borrowings.

We use derivative financial instruments to attempt to further reduce our exposure to changing cash flows caused by possible changes in interest rates. We use forward starting interest-rate swap agreements to reduce our exposure to changing market interest rates prior to issuing a term note securitization. In this scenario, we usually enter into a forward starting swap to coincide with the forecasted pricing date of future term note securitizations. The intention of this derivative is to reduce possible variations in future cash flows caused by changes in interest rates prior to our forecasted securitization. The value of the derivative contract correlates with the movements of interest rates, and we may choose to hedge all or a portion of forecasted transactions.

All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to SFAS No. 133, as amended, *Accounting for Derivatives Instruments and Hedging Activities.*

Prior to July 1, 2008, these interest-rate swap agreements were designated and accounted for as cash flow hedges of specific term note securitization transactions, as prescribed by SFAS No. 133. Under hedge accounting, the effective portion of the gain or loss on a derivative designated as a cash flow hedge was reported net of tax effects in accumulated other comprehensive income on the Consolidated Balance Sheets, until the pricing of the related term securitization.

Certain of these agreements were terminated simultaneously with the pricing of the related term securitization transactions. For each terminated agreement, the realized gain or loss was deferred and recorded in the equity section of the Consolidated Balance Sheets, and is being reclassified into earnings as an adjustment to interest expense over the terms of the related term securitizations.

While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting. By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives and hedging activities. This change creates volatility in our results of operations, as the market value of our derivative financial instruments changes over time, and this volatility may adversely impact our results of operations and financial condition.

For the forecasted transactions that are probable of occurring, the derivative gain or loss in accumulated other comprehensive income as of June 30, 2008 will be reclassified into earnings as an adjustment to interest expense over the terms of the related forecasted borrowings, consistent with hedge accounting treatment. In the event that the related forecasted borrowing is no longer probable of occurring, the related gain or loss in accumulated other comprehensive income is recognized in earnings immediately.

During 2008, the Company concluded that certain forecasted transactions were not probable of occurring on the anticipated date or in the additional time period permitted by SFAS No. 133. As a result, a $5.0 million pretax ($3.0 million after tax) loss was reclassified from accumulated other comprehensive income into loss on derivatives and hedging activities for the year ended December 31, 2008 for the related cash flow hedges.

In July 2004, we issued a term note securitization with certain classes of notes issued at variable rates to investors. We simultaneously entered into interest-rate swap contracts to convert these borrowings to a fixed interest cost to the Company for the term of the borrowing. These interest-rate swap agreements are designated as cash flow hedges of the term note securitization. The fair value is recorded in other assets or other liabilities on the Consolidated Balance Sheets, and unrealized gains or losses are recorded in the equity section of the Consolidated Balance Sheets. During the first quarter of 2008, these interest-rate swap agreements reached their contractual expiration dates, concurrent with the maturing of the related borrowings.

The following tables summarize specific information regarding the active and terminated interest-rate swap agreements described above:

For Active Agreements:

Inception Date Commencement Date	March, 2008 October, 2009	January, 2008 October, 2009	December, 2007 October, 2009	August, 2007 October, 2008	August, 2006 October, 2008	July, 2004 July, 2004
			(Dollars in thousands)			
Notional amount:						
December 31, 2008	$25,000	$25,000	$100,000	$ 50,000	$ 50,000	$ —
December 31, 2007	$ —	$ —	$100,000	$100,000	$100,000	$3,066
For active agreements:						
Fair value recorded in other assets (liabilities)						
December 31, 2008	$ (653)	$ (922)	$ (3,955)	$ (2,823)	$ (3,175)	$ —
December 31, 2007	$ —	$ —	$ (46)	$ (2,010)	$ (2,704)	$ 4
Unrealized gain (loss), net of tax, recorded in equity						
December 31, 2008	$ 246	$ 93	$ 190	$ —	$ —	$ —
December 31, 2007	$ —	$ —	$ (28)	$ (1,213)	$ (1,632)	$ 2

For Terminated Agreements:

Inception Date Commencement Date Termination Date	August, 2007 October, 2008 October, 2008	August, 2006 October, 2008 September, 2008	August 2006/ August 2007 October, 2007 October, 2007	June/ September, 2005 September, 2006 September, 2006	October/ December, 2004 August, 2005 August, 2005
			(Dollars in thousands)		
Notional amount	$50,000	$50,000	$300,000	$225,000	$250,000
Realized gain (loss) at termination	$(1,717)	$(1,595)	$ (2,683)	$ 3,732	$ 3,151
Deferred gain (loss), net of tax, recorded in equity:					
December 31, 2008	$ —	$ —	$ (777)	$ 399	$ 16
December 31, 2007	$ —	$ —	$ (1,462)	$ 974	$ 229
Amortization recognized as increase (decrease) in interest expense:					
Year ended December 31, 2008	$ —	$ —	$ 1,136	$ (953)	$ (354)
Year ended December 31, 2007	$ —	$ —	$ 255	$ (1,543)	$ (749)
Expected amortization during next 12 months as increase (decrease) in interest expense	$ —	$ —	$ 699	$ (514)	$ (26)

The Company recorded a loss on derivatives and hedging activities for the periods indicated as follows:

	Year Ended December 31, 2008	2007	2006
	(Dollars in thousands)		
Change in fair value of derivative contracts	$(10,998)	$—	$—
Cash flow hedging losses on forecasted transactions no longer probable of occurring[(1)]	(5,041)	—	—
Loss on derivatives and hedging activities	$(16,039)	$—	$—

(1) Reclassified from accumulated other comprehensive income

The Company also uses interest-rate cap agreements that are not designated for hedge accounting treatment to fulfill certain covenants in its special purpose subsidiary's warehouse borrowing arrangements. Accordingly, these interest-rate cap agreements are recorded at fair value in other assets at $53,000 and $182,000 as of December 31, 2008 and December 31, 2007, respectively. The notional amount of interest-rate caps owned as of December 31, 2008 and December 31, 2007 was $175.8 million and $227.0 million, respectively. Changes in the fair values of the caps are recorded in financing related costs in the accompanying statements of operations.

The Company also sells interest-rate caps to offset partially the interest-rate caps required to be purchased by the Company's special purpose subsidiary under its warehouse borrowing arrangements. These sales generate premium revenues to offset partially thc premium cost of purchasing the required interest-rate caps. On a consolidated basis, the interest-rate cap positions sold partially offset the interest-rate cap positions owned. As of December 31, 2008 and December 31, 2007, the notional amount of interest-rate cap sold agreements totaled $165.5 million and $214.8 million, respectively. The fair value of interest-rate caps sold is recorded in other liabilities at $40,000 and $182,000 as of December 31, 2008 and December 31, 2007, respectively. Changes in the fair values of the caps are recorded in financing related costs in the accompanying statements of operations.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents the contractually scheduled maturities and the related weighted average interest rates as of December 31, 2008 expected as of and for each year ended through December 31, 2012 and for periods thereafter.

	Scheduled Maturities by Calendar Year					
	2009	2010	2011	2012	2013 & Thereafter	Total Carrying Amount
			(Dollars in thousands)			
Debt:						
Fixed-rate debt	$213,951	$135,077	$ 68,364	$23,095	$ 898	$441,385
Average fixed rate	5.65%	5.89%	6.16%	6.56%	7.72%	5.85%
Variable-rate debt	$101,923	$ —	$ —	$ —	$ —	$101,923
Average variable rate	4.14%	—	—	—	—	4.14%
Interest-rate caps purchased:						
Beginning notional balance	$175,752	$121,409	$ 70,102	$28,107	$6,000	$175,752
Ending notional balance	121,409	70,102	28,107	6,000	—	—
Average receive rate	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Interest-rate caps sold:						
Beginning notional balance	$165,504	$109,626	$ 55,571	$13,144	$6,000	$165,504
Ending notional balance	109,626	55,571	13,144	6,000	—	—
Average pay rate	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Forward starting interest-rate swaps:						
Beginning notional balance	$250,000	$250,000	$150,000	$ —	$ —	$250,000
Ending notional balance(1)	250,000	150,000	—	—	—	—
Average pay rate	4.43%	4.26%	3.96%	—%	—%	4.43%

Our earnings are sensitive to fluctuations in interest rates. The revolving bank facility and CP conduit warehouse facility charge variable rates of interest based on LIBOR, prime rate or commercial paper interest rates. Because our assets are predominantly fixed-rate, increases in these market interest rates would negatively impact earnings and decreases in the rates would positively impact earnings because the rate charged on our borrowings would change faster than our assets could reprice. We would have to offset increases in borrowing costs by adjusting the pricing of our new originations or our net interest margin would be reduced. There can be no assurance that we will be able to offset higher borrowing costs with increased pricing of our assets.

For example, the impact of a hypothetical 100 basis point, or 1.00%, increase in the market rates to which our borrowings are indexed for the year ended December 31, 2008 would have been to reduce net interest and fee income by approximately $358,000 based on our average variable-rate warehouse borrowings of approximately $35.8 million for the year then ended, excluding the effects of any changes in the value of derivatives, taxes and possible increases in the yields from our lease and loan portfolios due to the origination of new contracts at higher interest rates. The impact of a hypothetical 100 basis point, or 1.00%, increase in the market rates to which our interest-rate swap agreements are indexed would have resulted in an estimated change in fair value of approximately $4.0 million at December 31, 2008, which would have been reflected as a reduction in the loss on derivatives and hedging activities in the consolidated statements of operations.

We manage and monitor our exposure to interest-rate risk using balance sheet simulation models. Such models incorporate many of our assumptions about our business including new asset production and pricing, interest rate forecasts, overhead expense forecasts and assumed credit losses. Past experience drives many of the assumptions used in our simulation models and actual results could vary substantially.

Selected Quarterly Data (Unaudited)

	Fiscal Year Quarters			
	First	Second	Third	Fourth
	(Dollars in thousands, except per share amounts)			
Year ended December 31, 2008				
Interest income	$ 22,953	$ 21,870	$ 21,062	$ 20,214
Fee income	5,594	5,565	5,855	5,643
Interest and fee income	28,547	27,435	26,917	25,857
Interest expense	10,247	9,359	8,790	8,484
Provision for credit losses	7,006	6,530	8,602	9,356
Loss on derivatives and hedging activities	—	—	(3,280)	(12,759)
Income tax expense (benefit)	1,157	985	(425)	(4,878)
Net income (loss)	1,359	1,700	(941)	(7,348)
Basic earnings (loss) per share	0.11	0.14	(0.08)	(0.62)
Diluted earnings (loss) per share	0.11	0.14	(0.08)	(0.62)
Net investment in leases and loans	753,535	731,427	702,095	670,494
Total assets	872,833	855,577	803,918	795,816
Net deferred income tax liability	14,302	14,513	14,861	15,673
Total liabilities	725,231	703,182	651,469	648,360
Retained earnings	70,090	71,790	70,848	63,501
Total stockholders' equity	147,602	152,395	152,449	147,456
Year ended December 31, 2007				
Interest income	$ 21,437	$ 22,151	$ 22,622	$ 24,021
Fee income	5,615	5,186	5,685	5,510
Interest and fee income	27,052	27,337	28,307	29,531
Interest expense	7,711	8,256	8,768	10,587
Provision for credit losses	3,392	3,468	3,966	6,395
Income tax expense	3,282	3,381	3,298	2,114
Net income	5,027	5,178	5,028	3,053
Basic earnings per share	0.42	0.43	0.41	0.25
Diluted earnings per share	0.41	0.42	0.41	0.25
Net investment in leases and loans	723,057	748,139	755,928	765,938
Total assets	817,403	842,202	851,557	959,654
Net deferred income tax liability	21,107	21,107	17,613	15,682
Total liabilities	676,500	694,551	701,124	809,509
Retained earnings	55,472	60,650	65,678	68,731
Total stockholders' equity	140,903	147,651	150,433	150,145

Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and No. 140*. This Statement, which became effective for fiscal years beginning after September 15, 2006, addresses certain beneficial interests in securitized financial assets. The adoption of SFAS No. 155 did not have a material impact on the consolidated earnings or financial position of the Company.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes*. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"), which clarifies when a tax position is considered settled under FIN 48. FSP FIN 48-1 is applicable at the adoption of FIN 48. The adoption of FIN 48 and the subsequent guidance in FSP FIN 48-1 did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, in which the Board previously concluded in those pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157, however, does not apply under accounting pronouncements that address share-based payment transactions, including SFAS No. 123(R) and its related interpretative pronouncements. The provisions of SFAS No. 157, as amended by FASB Staff Position FAS 157-1, also exclude provisions of SFAS No. 13, *Accounting for Leases*, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the consolidated earnings, financial position or cash flows of the Company. However, it resulted in additional disclosures as presented in Note 12 to the Consolidated Financial Statements.

On February 15, 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*. This Statement permits an entity to irrevocably elect to report selected financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election may be applied on an instrument-by-instrument basis. The Statement also establishes additional presentation and disclosure requirements for items measured using the fair value option. SFAS No. 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. At this time, the Company has not elected to report any assets and liabilities using the fair value option available under SFAS No. 159.

On June 16, 2008, the FASB issued FASB Staff Position No. Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"), which concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share ("EPS") pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data to conform with the provisions of FSP EITF 03-6-1. The Company expects that the adoption of FSP EITF 06-3-1 will result in an increase ranging from approximately 1% to 4% in the weighted average number of shares used in computing basic EPS for each of the three years ended December 31, 2008. There is expected to be no impact on the number of shares used in computing diluted loss per share.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The information appearing in the section captioned "Management's Discussion and Analysis of Operations and Financial Condition — Market Interest-Rate Risk and Sensitivity" under Item 7 of this Form 10-K is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control — Integrated Framework.*

Management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective based on the criteria set forth by the COSO of the Treadway Commission in *Internal Control — Integrated Framework.*

The effectiveness of our internal controls over financial reporting as of December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

March 13, 2009

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA

Tel: 215-246-2300
Fax: 215-569-2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the internal control over financial reporting of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 13, 2009 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

March 13, 2009

Member of
Deloitte Touche Tohmatsu

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	60
Consolidated Balance Sheets	61
Consolidated Statements of Operations	62
Consolidated Statements of Stockholders' Equity	63
Consolidated Statements of Cash Flows	64
Notes to Consolidated Financial Statements	65

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA

Tel: 215-246-2300
Fax: 215-569-2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the accompanying consolidated balance sheets of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marlin Business Services Corp. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

March 13, 2009

Member of
Deloitte Touche Tohmatsu

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(Dollars in thousands, except per-share data)	
ASSETS		
Cash and cash equivalents	$ 32,776	$ 34,347
Restricted cash	66,212	141,070
Net investment in leases and loans	670,494	765,938
Property and equipment, net	2,961	3,266
Property tax receivables	3,120	539
Fair value of cash flow hedge derivatives	—	4
Other assets	20,253	14,490
Total assets	$795,816	$959,654
LIABILITIES AND STOCKHOLDERS' EQUITY		
Revolving and term secured borrowings	$543,308	$773,085
Deposits	63,385	—
Other liabilities:		
Fair value of cash flow hedge derivatives	11,528	4,760
Sales and property taxes payable	6,540	5,756
Accounts payable and accrued expenses	7,926	10,226
Net deferred income tax liability	15,673	15,682
Total liabilities	648,360	809,509
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common Stock, $0.01 par value; 75,000,000 shares authorized; 12,246,405 and 12,201,304 shares issued and outstanding, respectively	122	122
Preferred Stock, $0.01 par value; 5,000,000 shares authorized; none issued	—	—
Additional paid-in capital	83,671	84,429
Stock subscription receivable	(5)	(7)
Accumulated other comprehensive income (loss)	167	(3,130)
Retained earnings	63,501	68,731
Total stockholders' equity	147,456	150,145
Total liabilities and stockholders' equity	$795,816	$959,654

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands, except per-share data)		
Interest income	$ 86,099	$ 90,231	$ 77,644
Fee income	22,657	21,996	20,311
Interest and fee income	108,756	112,227	97,955
Interest expense	36,880	35,322	26,562
Net interest and fee income	71,876	76,905	71,393
Provision for credit losses	31,494	17,221	9,934
Net interest and fee income after provision for credit losses	40,382	59,684	61,459
Insurance and other income	6,841	6,684	5,501
Net interest and other income after provision for credit losses	47,223	66,368	66,960
Loss on derivatives and hedging activities	(16,039)	—	—
Non-interest expense			
Salaries and benefits	22,916	21,329	22,468
General and administrative	15,241	13,633	11,957
Financing related costs	1,418	1,045	1,324
Non-interest expense	39,575	36,007	35,749
Income (loss) before income taxes	(8,391)	30,361	31,211
Income tax (benefit) expense	(3,161)	12,075	12,577
Net income (loss)	$ (5,230)	$ 18,286	$ 18,634
Basic earnings (loss) per share	$ (0.44)	$ 1.51	$ 1.58
Diluted earnings (loss) per share	$ (0.44)	$ 1.49	$ 1.53
Weighted average shares used in computing basic earnings (loss) per share	11,874,647	12,079,172	11,803,973
Weighted average shares used in computing diluted earnings (loss) per share	11,874,647	12,299,051	12,161,479

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares	Common Stock	Additional Paid-In Capital	Stock Subscription Receivable	Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
			(Dollars in thousands, except per-share data)				
Balance, December 31, 2005	11,755,225	$117	$77,186	$(25)	$ 3,520	$31,811	$112,609
Issuance of common stock	15,739	—	343	—	—	—	343
Exercise of stock options	156,494	2	688	—	—	—	690
Tax benefit on stock options exercised	—	—	1,048	—	—	—	1,048
Stock option compensation recognized	—	—	1,090	—	—	—	1,090
Payment of receivables	—	—	—	7	—	—	7
Restricted stock grant	102,801	1	—	—	—	—	1
Restricted stock compensation recognized	—	—	1,495	—	—	—	1,495
Net unrealized gains on cash flow hedge derivatives, net of tax	—	—	—	—	(1,628)	—	(1,628)
Net income	—	—	—	—	—	18,634	18,634
Balance, December 31, 2006	12,030,259	$120	$81,850	$(18)	$ 1,892	$50,445	$134,289
Issuance of common stock	17,994	—	290	—	—	—	290
Repurchase of common stock	(122,000)	(1)	(1,613)	—	—	—	(1,614)
Exercise of stock options	217,417	2	1,742	—	—	—	1,744
Tax benefit on stock options exercised	—	—	1,220	—	—	—	1,220
Stock option compensation recognized	—	—	413	—	—	—	413
Payment of receivables	—	—	—	11	—	—	11
Restricted stock grant	57,634	1	—	—	—	—	1
Restricted stock compensation recognized	—	—	527	—	—	—	527
Net unrealized loss on cash flow hedge derivatives, net of tax	—	—	—	—	(5,022)	—	(5,022)
Net income	—	—	—	—	—	18,286	18,286
Balance, December 31, 2007	12,201,304	$122	$84,429	$ (7)	$(3,130)	$68,731	$150,145
Issuance of common stock	36,360	—	148	—	—	—	148
Repurchase of common stock	(333,759)	(3)	(2,380)	—	—	—	(2,383)
Exercise of stock options	46,616	—	145	—	—	—	145
Tax benefit on stock options exercised	—	—	102	—	—	—	102
Stock option compensation recognized	—	—	304	—	—	—	304
Payment of receivables	—	—	—	2	—	—	2
Restricted stock grant	295,884	3	(3)	—	—	—	—
Restricted stock compensation recognized	—	—	926	—	—	—	926
Net change related to cash flow hedge derivatives, net of tax	—	—	—	—	3,297	—	3,297
Net income (loss)	—	—	—	—	—	(5,230)	(5,230)
Balance, December 31, 2008	12,246,405	$122	$83,671	$ (5)	$ 167	$63,501	$147,456

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ (5,230)	$ 18,286	$ 18,634
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,845	2,877	2,766
Stock-based compensation	1,178	940	2,585
Excess tax benefits from stock-based payment arrangements	(101)	(1,198)	(1,105)
Amortization of deferred net gain on cash flow hedge derivatives	(172)	(2,037)	(1,907)
Decrease in fair value of cash flow hedge derivatives	10,998	—	—
Cash flow hedge losses reclassified from accumulated other comprehensive loss	5,041	—	—
Provision for credit losses	31,494	17,221	9,934
Net deferred income taxes	(2,146)	(3,949)	(1,346)
Amortization of deferred initial direct costs and fees	16,493	16,150	13,264
Deferred initial direct costs and fees	(10,126)	(19,269)	(19,173)
Loss (gain) on equipment disposed	1,072	640	(284)
Effect of changes in other operating items:			
Other assets	(9,689)	(206)	860
Other liabilities	(5,106)	(6,959)	4,219
Net cash provided by operating activities	36,551	22,496	28,447
Cash flows from investing activities:			
Purchases of equipment for direct financing lease contracts and funds used to originate loans	(256,554)	(388,376)	(388,661)
Principal collections on leases and loans	310,600	298,584	258,865
Security deposits collected, net of returns	(2,979)	(2,380)	(1,224)
Proceeds from the sale of equipment	5,445	5,404	5,947
Acquisitions of property and equipment	(938)	(1,106)	(873)
Change in restricted cash	74,858	(83,365)	(9,918)
Net cash provided by (used in) investing activities	130,432	(171,239)	(135,864)
Cash flows from financing activities:			
Issuances of common stock	150	301	350
Repurchases of common stock	(2,383)	(1,614)	—
Exercise of stock options	145	1,744	690
Excess tax benefits from stock-based payment arrangements	101	1,198	1,105
Debt issuance costs	(175)	(1,965)	(2,010)
Term securitization advances	—	440,455	380,182
Term securitization repayments	(331,700)	(283,692)	(280,709)
Secured bank facility advances	101,902	173,960	159,624
Secured bank facility repayments	(81,854)	(173,960)	(159,624)
Warehouse advances	90,451	242,046	217,168
Warehouse repayments	(8,576)	(242,046)	(217,168)
Increase in deposits	63,385	—	—
Net cash provided by (used by) financing activities	(168,554)	156,427	99,608
Net increase (decrease) in cash and cash equivalents	(1,571)	7,684	(7,809)
Cash and cash equivalents, beginning of period	34,347	26,663	34,472
Cash and cash equivalents, end of period	$ 32,776	$ 34,347	$ 26,663
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 35,051	$ 34,976	$ 26,423
Cash paid for income taxes	2,758	15,708	10,708

See accompanying notes to consolidated financial statements.

1. The Company

Marlin Business Services Corp. ("Company") was incorporated in the Commonwealth of Pennsylvania on August 5, 2003. Through its principal operating subsidiary, Marlin Leasing Corporation, the Company provides equipment leasing and working capital solutions primarily to small businesses nationwide in a segment of the equipment leasing market commonly referred to in the leasing industry as the small-ticket segment. The Company finances over 80 categories of commercial equipment important to its end user customers including copiers, certain commercial and industrial equipment, security systems, computers and telecommunications equipment. Marlin Leasing Corporation is managed as a single business segment.

References to the "Company," "Marlin," "we," "us," and "our" herein refer to Marlin Business Services Corp. and its wholly-owned subsidiaries, unless the context otherwise requires.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for income recognition, the residual values of leased equipment, the allowance for credit losses, deferred initial direct costs and fees, late fee receivables, performance assumptions for stock-based compensation awards, the probability of forecasted transactions, the fair value of financial instruments and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing money market funds. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists primarily of the cash reserve, advance payment accounts and cash held by the trustee related to the Company's term securitizations. The restricted cash balance also includes amounts due from securitizations representing reimbursements of servicing fees and excess spread income.

Net Investment in Leases and Loans

The Company uses the direct finance method of accounting to record direct financing leases and related interest income. At the inception of a lease, the Company records as an asset the minimum future lease payments receivable, plus the estimated residual value of the leased equipment, less unearned lease income. Initial direct costs and fees related to lease originations are deferred as part of the investment and amortized over the lease term. Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income, net of initial direct costs and fees, is recognized as revenue over the lease term using the interest method.

Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on industry data and management's experience. Management performs periodic reviews of the estimated residual values recorded and any impairment, if other than temporary, is recognized in the current period.

Allowance for Credit Losses

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies,* we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. We evaluate our portfolios on a pooled basis, due to their composition of small balance, homogenous accounts with similar general credit risk characteristics, diversified among a large cross section of variables including industry, geography, equipment type, obligor and vendor. To project probable net credit losses, we perform a migration analysis of delinquent and current accounts based on historic loss experience. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. In addition to the migration analysis, we also consider other factors including recent trends in delinquencies and charge-offs; accounts filing for bankruptcy; account modifications; recovered amounts; forecasting uncertainties; the composition of our lease and loan portfolios; economic conditions; and seasonality. The various factors used in the analysis are reviewed on a periodic basis. We then establish an allowance for credit losses for the projected probable net credit losses based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the degree we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses for the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Property and Equipment

The Company records property and equipment at cost. Equipment capitalized under capital leases is recorded at the present value of the minimum lease payments due over the lease term. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. The Company generally uses depreciable lives that range from three to seven years based on equipment type.

Other Assets

Included in other assets on the Consolidated Balance Sheets are transaction costs associated with warehouse facilities and term securitization transactions that are being amortized over the estimated lives of the related warehouse facilities and the term securitization transactions using a method which approximates the interest method. In addition, other assets include derivative collateral, income taxes receivable, prepaid expenses, accrued fee income and progress payments on equipment purchased to lease.

Securitizations

Since inception, the Company has completed nine term note securitizations of which six have been repaid. In connection with each transaction, the Company has established a bankruptcy remote special-purpose subsidiary and issued term debt to institutional investors. Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of Financial Accounting Standards Board*

("FASB") Statement No. 125, the Company's securitizations do not qualify for sales accounting treatment due to certain call provisions that the Company maintains as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in the accompanying Consolidated Balance Sheets. The Company's leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. Collateral in excess of these borrowings represents the Company's maximum loss exposure.

Derivatives

SFAS No. 133, as amended, *Accounting for Derivative Instruments and Hedging Activities*, requires recognition of all derivatives at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to the accounting standard.

Prior to July 1, 2008, the Company entered into derivative contracts which were accounted for as cash flow hedges under hedge accounting as prescribed by SFAS No. 133. Under hedge accounting, the effective portion of the gain or loss on a derivative designated as a cash flow hedge was reported net of tax effects in accumulated other comprehensive income on the Consolidated Balance Sheets, until the pricing of the related term securitization. The derivative gain or loss recognized in accumulated other comprehensive income is then reclassified into earnings as an adjustment to interest expense over the terms of the related borrowings.

While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting. By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives and hedging activities. This change creates volatility in our results of operations, as the market value of our derivative financial instruments changes over time, and this volatility may adversely impact our results of operations and financial condition.

For the forecasted transactions that are probable of occurring, the derivative gain or loss in accumulated other comprehensive income as of June 30, 2008 will be reclassified into earnings as an adjustment to interest expense over the terms of the related forecasted borrowings, consistent with hedge accounting treatment. In the event that the related forecasted borrowing is no longer probable of occurring, the related gain or loss in accumulated other comprehensive income is recognized in earnings immediately.

The Company has adopted SFAS No. 157, *Fair Value Measurements*, which establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP") and enhances disclosures about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in a orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the measurement date (exit price). Because the Company's derivatives are not listed on an exchange, the Company values these instruments using a valuation model with pricing inputs that are observable in the market or that can be derived principally from or corroborated by observable market data.

Income recognition

Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease or loan is 90 days or more delinquent, the contract is classified as non-accrual and we do not recognize interest income on that contract until it is less than 90 days delinquent.

Fee Income

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and other administrative fees. Fee income also includes net residual income, which includes income from lease renewals and gains and losses on the realization of residual values of equipment disposed at the end of term.

At the end of the original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When the lessee elects to return the equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to an independent third party, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring the equipment to other assets, and any gain or loss realized on the sale or disposal of equipment to the lessee or to others is included in fee income as net residual income.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. Other fees are recognized when received. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Insurance and Other Income

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income. Other income includes fees received from lease syndications and gains on sales of leases which are recognized when received.

Initial direct costs and fees

We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs as well as certain internal costs directly related to the origination activity. Costs subject to deferral include evaluating the prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing the transaction. The fees we defer are documentation fees collected at inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Common Stock and Equity

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under the stock repurchase plan, the Company is authorized to repurchase common stock on the open market. The par value of the shares repurchased is charged to common stock with the excess of the purchase price over par charged against any available additional paid-in capital.

Financing Related Costs

Financing related costs consist of bank commitment fees paid to our financing sources and the change in fair value of interest-rate cap agreements related to our warehouse borrowing arrangements.

Stock-Based Compensation

SFAS No. 123(R), *Share-Based Payment,* establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and non-employees, except for equity instruments held by employee share ownership plans.

The Company adopted SFAS No. 123(R) effective January 1, 2006 using the modified prospective transition method. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards ultimately expected to vest. Compensation cost is recognized on a straight-line basis over the service period for all awards granted subsequent to the Company's adoption of SFAS No. 123(R), as well as for the unvested portions of awards outstanding as of the Company's adoption of SFAS No. 123(R).

We use the Black-Scholes valuation model to measure the fair value of our stock options utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility, and dividend yield. The assumptions are based on subjective future expectations combined with management judgment.

Under SFAS No. 123(R), the Company is also required to use judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. In addition, for performance-based awards the Company estimates the degree to which the performance conditions will be met to estimate the number of shares expected to vest and the related compensation expense. Compensation expense is adjusted in the period such performance estimates change.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, for example, leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. Our management must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance must be established. To the extent that we establish a valuation allowance in a period, an expense must be recorded within the tax provision in the Consolidated Statements of Operations.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. There was no effect on our financial condition, results of operations or cash flows as a result of implementing FIN 48, and we did not have any unrecognized tax benefits. At December 31, 2008, there have been no material changes to the liability for uncertain tax positions and there are no unrecognized tax benefits. The periods subject to examination for the Company's federal return include the 1997 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2003 through 2008 are subject to examination.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

Earnings Per Share

The Company follows SFAS No. 128, *Earnings Per Share.* Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding and the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, into shares of Common Stock as if those securities were exercised or converted.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and No. 140.* This Statement, which became effective for fiscal years beginning after September 15, 2006, addresses certain beneficial interests in securitized financial assets. The adoption of SFAS No. 155 did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes.* This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"), which clarifies when a tax position is considered settled under FIN 48. FSP FIN 48-1 is applicable at the adoption of FIN 48. The adoption of FIN 48 and the subsequent guidance in FSP FIN 48-1 did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, in which the Board previously concluded in those pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157, however, does not apply under accounting pronouncements that address share-based payment transactions, including SFAS No. 123(R) and its related interpretative pronouncements. The provisions of SFAS No. 157, as amended by FASB Staff Position FAS 157-1, also exclude provisions of SFAS No. 13, *Accounting for Leases,* and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the consolidated earnings, financial position or cash flows of the Company. However, it resulted in additional disclosures as presented in Note 12 to the Consolidated Financial Statements.

On February 15, 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*. This Statement permits an entity to irrevocably elect to report selected financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election may be applied on an instrument-by-instrument basis. The Statement also establishes additional presentation and disclosure requirements for items measured using the fair value option. SFAS No. 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. At this time, the Company has not elected to report any assets and liabilities using the fair value option available under SFAS No. 159.

On June 16, 2008, the FASB issued FASB Staff Position No. Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"), which concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share ("EPS") pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data to conform with the provisions of FSP EITF 03-6-1. The Company expects that the adoption of FSP EITF 06-3-1 will result in an increase ranging from approximately 1% to 4% in the weighted average number of shares used in computing basic EPS for each of the three years ended December 31, 2008. There is expected to be no impact on the number of shares used in computing diluted earnings (loss) per share.

3. Net Investment in Leases and Loans

Net investment in leases and loans consists of the following:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Minimum lease payments receivable	$ 752,802	$ 865,156
Estimated residual value of equipment	51,197	50,798
Unearned lease income, net of initial direct costs and fees deferred	(118,390)	(137,909)
Security deposits	(12,165)	(15,144)
Loans, net of unamortized deferred fees and costs	12,333	14,025
Allowance for credit losses	(15,283)	(10,988)
	$ 670,494	$ 765,938

At December 31, 2008, a total of $647.6 million of minimum lease payments receivable are assigned as collateral for revolving and term secured borrowings as further discussed in Note 10.

Initial direct costs net of fees deferred were $21.0 million and $27.4 million as of December 31, 2008 and 2007, respectively, and are netted in unearned income and will be amortized to income using the level yield method. At December 31, 2008 and 2007, $40.5 million and $38.6 million, respectively, of the estimated residual value of equipment retained on our Consolidated Balance Sheets related to copiers.

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, net of initial direct costs and fees deferred, are as follows as of December 31, 2008:

	Minimum Lease Payments Receivable	Income Amortization
	(Dollars in thousands)	
Year Ending December 31:		
2009	$317,704	$ 62,121
2010	223,617	34,162
2011	133,895	15,784
2012	60,571	5,429
2013	16,732	888
Thereafter	283	6
	$752,802	$118,390

Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when the contract becomes less than 90 days delinquent. As of December 31, 2008 and 2007, the Company maintained total finance receivables which were on a non-accrual basis of $6.4 million and $3.7 million, respectively. As of December 31, 2008 and 2007, the Company had total finance receivables in which the terms of the original agreements had been renegotiated in the amount of $8.3 million and $7.0 million, respectively.

4. Concentrations of Risk

As of December 31, 2008, leases approximating 13% and 9% of the net investment balance of leases by the Company were located in the states of California and Florida, respectively. No other state accounted for more than 9% of the net investment balance of leases owned and serviced by the Company as of December 31, 2008. As of December 31, 2008, no single vendor source accounted for more than 4% of the net investment balance of leases owned by the Company. The largest single obligor accounted for less than 1% of the net investment balance of leases owned by the Company as of December 31, 2008. Although the Company's portfolio of leases includes lessees located throughout the United States, such lessees' ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The Company leases to a variety of different industries, including retail, construction, real estate, mortgage brokers, financial services, manufacturing, medical, service and restaurant, among others. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees' ability to honor their lease obligations may be adversely impacted. The estimated residual value of leased equipment was comprised of 79.2% of copiers as of December 31, 2008. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2008. Improvements and other changes in technology could adversely impact the Company's ability to realize the recorded value of this equipment. There were no impairments of estimated residual value recorded during the years ended December 31, 2008, 2007 or 2006.

The Company enters into derivative instruments with counterparties that generally consist of large financial institutions. The Company monitors its positions with these counterparties and the credit quality of these financial institutions. The Company does not anticipate nonperformance by any of its counterparties. In addition to the fair value of derivative instruments recognized in the Consolidated Financial Statements, the Company could be exposed to increased interest costs in future periods if the counterparties failed.

5. Allowance for Credit Losses

Net investments in leases and loans are charged-off when they are contractually past due for 121 days based on the historical net loss rates realized by the Company.

Activity in this account is as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Balance, beginning of period	$ 10,988	$ 8,201	$ 7,813
Current provisions	31,494	17,221	9,934
Charge-offs, net	(27,199)	(14,434)	(9,546)
Balance, end of period	$ 15,283	$ 10,988	$ 8,201

The Company's net charge-offs began increasing during 2007, primarily due to worsening general economic trends from the favorable experience of 2006. These trends have continued to worsen during 2008 and have most significantly impacted the performance of interest rate-sensitive industries in our portfolio, specifically companies in construction, mortgage and real estate businesses. The increased charge-offs during 2008 compared to prior periods are primarily due to the unfavorable changes in the economic environment. The increase in the allowance for credit losses was primarily due to the impact of weakening economic conditions on delinquency levels.

6. Property and Equipment, Net

Property and equipment consist of the following:

	December 31,		Depreciable Life
	2008	2007	
	(Dollars in thousands)		
Furniture and equipment	$ 2,815	$ 2,647	7 years
Computer systems and equipment	6,962	6,367	3-5 years
Leasehold improvements	569	529	lease term
Less — accumulated depreciation and amortization	(7,385)	(6,277)	
	$ 2,961	$ 3,266	

Depreciation and amortization expense was $1.2 million, $1.2 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

7. Other Assets

Other assets are comprised of the following:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Derivative collateral	$ 7,494	$ 4,361
Income taxes receivable	4,136	—
Accrued fees receivable	3,559	3,361
Deferred transaction costs	1,375	2,739
Prepaid expenses	1,990	1,268
Other	1,699	2,761
	$20,253	$14,490

Effective November 2007, the Company discontinued the origination of new factoring agreements and has withdrawn from its factoring business that was in the pilot phase.

8. Commitments and Contingencies

The Company is involved in legal proceedings, which include claims, litigation and suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

As of December 31, 2008, the Company leases all six of its office locations including its executive offices in Mt. Laurel, New Jersey, and its offices in or near Denver, Colorado; Atlanta, Georgia; Philadelphia, Pennsylvania; Chicago, Illinois and Salt Lake City, Utah. These lease commitments are accounted for as operating leases.

The Company has entered into several capital leases to finance corporate property and equipment.

The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 2008:

	Capital Leases	Operating Leases
	(Dollars in thousands)	
Year Ending December 31:		
2009	$11	$1,796
2010	3	1,636
2011	—	1,489
2012	—	1,514
2013	—	655
Thereafter	—	—
Total minimum lease payments	$14	$7,090
Less — amount representing interest	(1)	
Present value of minimum lease payments	$13	

Rent expense was $1.3 million, $1.3 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has employment agreements with certain senior officers that currently extend through November 12, 2010, with certain renewal options.

9. Deposits

Effective March 12, 2008, the Company opened Marlin Business Bank, an industrial bank chartered by the State of Utah. Marlin Business Bank currently provides diversification of the Company's funding sources through the issuance of Federal Deposit Insurance Corporation ("FDIC") insured certificates of deposit raised nationally through various brokered deposit relationships. As of December 31, 2008, the remaining scheduled maturities of time deposits are as follows:

	Scheduled Maturities
	(Dollars in thousands)
Period Ending December 31,	
2009	$25,010
2010	16,126
2011	10,556
2012	7,267
2013	4,426
Thereafter	—
	$63,385

All time deposits are in denominations of less than $100,000. The weighted average all-in interest rate of deposits outstanding at December 31, 2008 was 4.00%.

10. Revolving and Term Secured Borrowings

Borrowings outstanding under the Company's revolving credit facilities and long-term debt consist of the following:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Secured bank facility	$ 20,048	$ —
00-A Warehouse Facility	—	—
02-A Warehouse Facility	81,875	—
04-1 Term Securitization	—	32,514
05-1 Term Securitization	42,129	98,782
06-1 Term Securitization	123,371	221,083
07-1 Term Securitization	275,885	420,706
Total borrowings	$543,308	$773,085

At the end of each period, the Company has the following minimum lease payments receivable assigned as collateral:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Secured bank facility	$ 25,418	$ —
00-A Warehouse Facility	—	—
02-A Warehouse Facility	124,104	—
04-1 Term Securitization	—	36,590
05-1 Term Securitization	43,830	114,401
06-1 Term Securitization	135,467	269,234
07-1 Term Securitization	318,750	405,770
	$647,569	$825,995

Secured Bank Facility

As of December 31, 2008, the Company has a secured line of credit with a group of four banks to provide up to $40.0 million in borrowings generally at LIBOR plus a spread of 1.50% to 1.87%. The credit facility expires on March 31, 2009. For the years ended December 31, 2008 and 2007, the weighted average interest rates were 4.37% and 7.86%, respectively. For the years ended December 31, 2008 and 2007, the Company incurred commitment fees on the unused portion of the credit facility of $138,000 and $186,000, respectively.

Warehouse Facilities

00-A Warehouse Facility — During December 2000, the Company entered into a $75 million commercial paper warehouse facility ("the 00-A Warehouse Facility"). This facility was increased to $125 million in May 2001. The facility was renewed in September 2007 and expired in March 2008. The Company decided not to seek renewal of the facility, due to the availability of more diversified funding options at more favorable terms as a result of the opening of Marlin Business Bank. The 00-A Warehouse Facility allowed the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable-rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. For the years ended December 31, 2007 and 2006, the weighted average interest rates were 5.43% and 5.89%, respectively. As of December 31, 2008 and 2007, there were no notes outstanding under this facility, and no outstanding borrowings during the twelve months ended December 31, 2008. The 00-A Warehouse Facility required that the Company limit its exposure to adverse interest-rate movements on the variable-rate notes through entering into interest-rate cap agreements. As of December 31, 2008, the Company had interest-rate cap transactions with notional values of $90.5 million, at a weighted average rate of 6.00%. The fair value of these interest-rate cap transactions was $27,000 included in other assets as of December 31, 2008.

02-A Warehouse Facility — During April 2002, the Company entered into a $75 million commercial paper warehouse facility ("the 02-A Warehouse Facility"). In January 2004 the 02-A Warehouse Facility was transferred to another lender and increased to $100 million in March 2004. The facility was renewed in March 2006 and expires in March 2009. In August 2007 the facility was amended to increase the available amount to $175 million and to add Marlin's business capital loan product to the borrowing base. The 02-A Warehouse Facility allows the Company on an ongoing basis to transfer lease receivables or business capital loans to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable-rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. For the years ended December 31, 2008, 2007 and 2006, the weighted average interest rate was 5.37%, 5.84% and 5.75%, respectively. At December 31, 2008 there were $81.9 million of borrowings outstanding under this facility. At December 31,

2007, there were no borrowings outstanding under this facility. The 02-A Warehouse Facility requires that the Company limit its exposure to adverse interest rate movements on the variable-rate notes through entering into interest-rate cap agreements. As of December 31, 2008, the Company had interest-rate cap transactions with notional values of $85.3 million at a weighted average rate of 6.00%. The fair value of these interest-rate cap transactions was $26,000 included in other assets as of December 31, 2008.

Term Securitizations

04-1 Transaction — On July 22, 2004, the Company closed a $304.6 million term securitization. In connection with the 2004-1 transaction, 6 classes of notes were issued to investors with three of the classes issued at variable rates but swapped to fixed interest cost to the Company through use of derivative interest-rate swap contracts. The weighted average interest coupon was approximately 3.81% over the term of the financing. On February 15, 2008, we elected to exercise our call option and pay off the remaining $29.9 million of our 2004 term securitization.

05-1 Transaction — On August 18, 2005, the Company closed a $340.6 million term securitization. In connection with the 2005-1 transaction, 6 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing.

06-1 Transaction — On September 21, 2006, the Company closed a $380.2 million term securitization. In connection with the 2006-1 transaction, 6 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2006 term transaction to approximate an average of 5.21% over the term of the financing.

07-1 Transaction — On October 24, 2007, the Company closed a $440.5 million term securitization. In connection with the 2007-1 transaction, 7 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2007 term transaction to approximate an average of 6.32% over the term of the financing.

Borrowings under the Company's warehouse facility and the term securitizations are collateralized by certain of the Company's direct financing leases. The Company is restricted from selling, transferring, or assigning these leases or placing liens or pledges on these leases.

Under the revolving bank facility, warehouse facility and term securitization agreements, the Company is subject to numerous covenants, restrictions and default provisions relating to, among other things, maximum delinquency and default levels, a minimum net worth requirement and a maximum debt to equity ratio. A change in the Chief Executive Officer or President was an event of default under the revolving bank facility and warehouse facilities unless a replacement acceptable to the Company's lenders was hired within 90 days. Such an event was also an immediate event of servicer termination under the term securitizations. Marlin's former President resigned from his position on December 20, 2006. Dan Dyer, the Company's Chief Executive Officer, has assumed the title of President and George Pelose, in his expanded role as Chief Operating Officer, has assumed responsibility for all aspects of the Company's lease financing business. This change did not have any material adverse effect on our financing arrangements, because the appropriate consents and waivers for this change were obtained from all affected financing sources. Currently, a change in the individuals performing the duties currently encompassed by the roles of Chief Executive Officer or Chief Operating Officer is an event of default under our revolving bank facility and CP conduit warehouse facility, unless we hire a replacement acceptable to our lenders within 180 days.

A merger or consolidation with another company in which the Company is not the surviving entity is an event of default under the financing facilities. In addition, the revolving bank facility and warehouse facility contain cross default provisions whereby certain defaults under one facility would also be an event of default on the other facilities. An event of default under the revolving bank facility or warehouse facility could result in termination of further funds being available under such facility. An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility.

None of the Company's debt facilities contain subjective acceleration clauses allowing the creditor to accelerate the scheduled maturities of the obligation under conditions that are not objectively determinable (for example, "if the debtor fails to maintain satisfactory operations" or "if a material adverse change occurs").

Some of the critical financial and credit quality covenants under our borrowing arrangements as of December 31, 2008 include:

Requirement	Actual[(1)]	Requirement
Tangible net worth minimum	$147.4 million	$92.2 million
Debt-to-equity ratio maximum	4.29 to 1	10 to 1
Four-quarter rolling average interest coverage ratio minimum	1.86 to 1	1.50 to 1
Three-month rolling average lease portfolio charge-off ratio maximum	4.04%	4.25%
Minimum quarterly net income (loss)	$0.4 million	$(100,000)

(1) Calculations are based on specific contractual definitions and subsidiaries per the applicable debt agreements, which may differ from ratios or amounts presented elsewhere in this document.

As of December 31, 2008, the Company was in compliance with terms of the revolving bank facility, the warehouse facility and the term securitization agreements.

Scheduled principal and interest payments on outstanding debt as of December 31, 2008 are as follows:

	Principal	Interest[(1)]
	(Dollars in thousands)	
Year Ending December 31:		
2009	$315,874	$19,954
2010	135,077	9,639
2011	68,364	3,587
2012	23,095	718
2013	878	19
Thereafter	20	1
	$543,308	$33,918

(1) Includes interest on term securitizations only. Excludes interest on $101.9 million related to the revolving bank facility and commercial paper ("CP") conduit warehouse facility.

11. Derivative Financial Instruments and Hedging Activities

The Company uses derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to SFAS No. 133.

The Company has entered into various forward starting interest-rate swap agreements related to anticipated term note securitization transactions. Prior to July 1, 2008, these interest-rate swap agreements were designated and accounted for as cash flow hedges of specific term note securitization transactions, as prescribed by SFAS No. 133. Under hedge accounting, the effective portion of the gain or loss on a derivative designated as a cash flow hedge was reported net of tax effects in accumulated other comprehensive income on the Consolidated Balance Sheets, until the pricing of the related term securitization.

These hedges were expected to be highly effective in offsetting the changes in cash flows of the forecasted transactions, and this expected relationship was documented at the inception of each hedge. Prior to July 1, 2008, expected hedge effectiveness for SFAS No. 133 was assessed using the dollar-offset "change in variable cash flows" method which involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable side of the interest-rate swap to the present value of the cumulative change in the expected future cash flows on the hedged floating-rate asset or liability. The Company retrospectively measured ineffectiveness using the same methodology. The gain or loss from the effective portion of a derivative designated as a cash flow hedge was recorded net of tax effects in other comprehensive income and the gain or loss from the ineffective portion was reported in earnings.

Certain of these agreements were terminated simultaneously with the pricing of the related term securitization transactions. For each terminated agreement, the realized gain or loss was deferred and recorded in the equity section of the Consolidated Balance Sheets, and is being reclassified into earnings as an adjustment to interest expense over the terms of the related term securitizations.

While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting. By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives and hedging activities. This change creates volatility in our results of operations, as the market value of our derivative financial instruments changes over time, and this volatility may adversely impact our results of operations and financial condition.

For the forecasted transactions that are probable of occurring, the derivative gain or loss in accumulated other comprehensive income as of June 30, 2008 will be reclassified into earnings as an adjustment to interest expense over the terms of the related forecasted borrowings, consistent with hedge accounting treatment. In the event that the related forecasted borrowing is no longer probable of occurring, the related gain or loss in accumulated other comprehensive income is recognized in earnings immediately.

During 2008, the Company concluded that certain forecasted transactions were not probable of occurring on the anticipated date or in the additional time period permitted by SFAS No. 133. As a result, a $5.0 million pretax ($3.0 million after tax) loss was reclassified from accumulated other comprehensive income into loss on derivatives and hedging activities for the year ended December 31, 2008, for the related cash flow hedges.

In July 2004, we issued a term note securitization with certain classes of notes issued at variable rates to investors. We simultaneously entered into interest-rate swap contracts to convert these borrowings to a fixed interest cost to the Company for the term of the borrowing. These interest-rate swap agreements are designated as cash flow hedges of the term note securitization. The fair value is recorded in other assets or other liabilities on the Consolidated Balance Sheets, and unrealized gains or losses are recorded in the equity section of the Consolidated Balance Sheets. During the first quarter of 2008, these interest-rate swap agreements reached their contractual expiration dates, concurrent with the maturing of the related borrowings.

The following tables summarize specific information regarding the active and terminated interest-rate swap agreements described above:

For Active Agreements:

Inception Date Commencement Date	March, 2008 October, 2009	January, 2008 October, 2009	December, 2007 October, 2009	August, 2007 October, 2008	August, 2006 October, 2008	July, 2004 July, 2004
			(Dollars in thousands)			
Notional amount:						
December 31, 2008	$25,000	$25,000	$100,000	$ 50,000	$ 50,000	$ —
December 31, 2007	$ —	$ —	$100,000	$100,000	$100,000	$3,066
For active agreements:						
Fair value recorded in other assets (liabilities)						
December 31, 2008	$ (653)	$ (922)	$ (3,955)	$ (2,823)	$ (3,175)	$ —
December 31, 2007	$ —	$ —	$ (46)	$ (2,010)	$ (2,704)	$ 4
Unrealized gain (loss), net of tax, recorded in equity						
December 31, 2008	$ 246	$ 93	$ 190	$ —	$ —	$ —
December 31, 2007	$ —	$ —	$ (28)	$ (1,213)	$ (1,632)	$ 2

For Terminated Agreements:

Inception Date Commencement Date Termination Date	August, 2007 October, 2008 October, 2008	August, 2006 October, 2008 September, 2008	August 2006/August 2007 October, 2007 October, 2007	June/September, 2005 September, 2006 September, 2006	October/December, 2004 August, 2005 August, 2005
			(Dollars in thousands)		
Notional amount	$50,000	$50,000	$300,000	$225,000	$250,000
Realized gain (loss) at termination.	$(1,717)	$(1,595)	$ (2,683)	$ 3,732	$ 3,151
Deferred gain (loss), net of tax, recorded in equity:					
December 31, 2008	$ —	$ —	$ (777)	$ 399	$ 16
December 31, 2007	$ —	$ —	$ (1,462)	$ 974	$ 229
Amortization recognized as increase (decrease) in interest expense:					
Year ended December 31, 2008	$ —	$ —	$ 1,136	$ (953)	$ (354)
Year ended December 31, 2007	$ —	$ —	$ 255	$ (1,543)	$ (749)
Expected amortization during next 12 months as increase (decrease) in interest expense	$ —	$ —	$ 699	$ (514)	$ (26)

The Company recorded a loss on derivatives and hedging activities for the periods indicated as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Change in fair value of derivative contracts	$(10,998)	$—	$—
Cash flow hedging losses on forecasted transactions no longer probable of occurring[(1)]	(5,041)	—	—
Loss on derivatives and hedging activities	$(16,039)	$—	$—

(1) Reclassified from accumulated other comprehensive income

The Company also uses interest-rate cap agreements that are not designated for hedge accounting treatment to fulfill certain covenants in its special purpose subsidiary's warehouse borrowing arrangements. Accordingly, these cap agreements are recorded at fair value in other assets at $53,000 and $182,000 as of December 31, 2008 and December 31, 2007, respectively. The notional amount of interest-rate caps owned as of December 31, 2008 and December 31, 2007 was $175.8 million and $227.0 million, respectively. Changes in the fair values of the caps are recorded in financing related costs in the accompanying Consolidated Statements of Operations.

The Company also sells interest-rate caps to partially offset the interest-rate caps required to be purchased by the Company's special purpose subsidiary under its warehouse borrowing arrangements. These sales generate premium revenues to partially offset the premium cost of purchasing the required interest-rate caps. On a consolidated basis, the interest-rate cap positions sold partially offset the interest-rate cap positions owned. As of December 31, 2008 and December 31, 2007, the notional amount of interest-rate cap sold agreements totaled $165.5 million and $214.8 million, respectively. The fair value of interest-rate caps sold is recorded in other liabilities at $40,000 and $182,000 as of December 31, 2008 and December 31, 2007, respectively. Changes in the fair values of the caps are recorded in financing related costs in the accompanying Consolidated Statements of Operations.

12. Fair Value Measurements and Disclosures about the Fair Value of Financial Instruments

Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, which establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. The provisions of SFAS No. 157, as amended by FASB Staff Position FAS 157-1, exclude provisions of SFAS No. 13, *Accounting for Leases*, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the measurement date (exit price). SFAS No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The three levels are defined as follows:

- Level 1 — Inputs to the valuation are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 — Inputs to the valuation may include quoted prices for similar assets and liabilities in active or inactive markets, and inputs other than quoted prices, such as interest rates and yield curves, that are observable for the asset or liability for substantially the full term of the financial instrument.
- Level 3 — Inputs to the valuation are unobservable and significant to the fair value measurement. Level 3 inputs shall be used to measure fair value only to the extent that observable inputs are not available.

The Company uses derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. Because the Company's derivatives are not listed on an exchange, the Company values these instruments using a valuation model with pricing inputs that are observable in the market or that can be derived principally from or corroborated by observable market data. The Company's methodology also incorporates the impact of both the Company's and the counterparty's credit standing.

Assets and liabilities measured at fair value on a recurring basis include the following as of December 31, 2008:

	Fair Value Measurements Using			Assets/Liabilities
	Level 1	Level 2	Level 3	at Fair Value
	(Dollars in thousands)			
Assets				
Interest-rate caps purchased	$—	$ 53	$—	$ 53
Interest-rate swaps	—	—	—	—
Liabilities				
Interest-rate caps sold	—	40	—	40
Interest-rate swaps	—	11,528	—	11,528

Disclosures about the Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* requires the disclosure of the estimated fair value of financial instruments including those financial instruments not measured at fair value on a recurring basis. The provisions of SFAS No. 107 exclude certain instruments, such as the net investment in leases and all nonfinancial instruments.

The fair values shown below have been derived, in part, by management's assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Valuation techniques involve uncertainties and require assumptions and judgments regarding prepayments, credit risk and discount rates. Changes in these assumptions will result in different valuation estimates. The fair values presented would not necessarily be realized in an immediate sale. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets or to other companies' fair value information.

The following summarizes the carrying amount and estimated fair value of the Company's financial instruments:

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Assets:				
Cash and cash equivalents	$ 32,776	$ 32,776	$ 34,347	$ 34,347
Restricted cash	66,212	66,212	141,070	141,070
Loans	11,452	11,201	14,025	14,181
Interest-rate caps purchased	53	53	182	182
Derivative collateral	7,494	7,494	4,361	4,361
Interest-rate swaps	—	—	4	4
Liabilities:				
Revolving and term secured borrowings	543,308	535,042	773,085	782,611
Deposits	63,385	64,635	—	—
Accounts payable and accrued expenses	14,426	14,426	15,800	15,800
Interest-rate caps sold	40	40	182	182
Interest-rate swaps	11,528	11,528	4,760	4,760

The paragraphs which follow describe the methods and assumptions used in estimating the fair values of financial instruments.

(a) Cash and Cash Equivalents

The carrying amounts of the Company's cash and cash equivalents approximate fair value as of December 31, 2008 and 2007, because they bear interest at market rates and have maturities of less than 90 days.

(b) Restricted Cash

The Company maintains cash reserve accounts as a form of credit enhancement in connection with the Series 2007-1, 2006-1, 2005-1 and 2004-1 term securitizations. The book value of such cash reserve accounts is included in restricted cash on the accompanying Consolidated Balance Sheet. The reserve accounts earn a floating market rate of interest which results in a fair value approximating the carrying amount at December 31, 2008 and 2007.

(c) Loans

The fair values of loans are estimated by discounting contractual cash flows, using interest rates currently being offered by the Company for loans with similar terms and remaining maturities to borrowers with similar credit risk characteristics. Estimates utilized were based on the original credit status of the borrowers combined with the portfolio delinquency statistics.

(d) Revolving and Term Secured Borrowings

The fair value of the Company's debt and secured borrowings was estimated by discounting cash flows at current rates offered to the Company for debt and secured borrowings of the same or similar remaining maturities.

(e) Deposits

The fair value of the Company's deposits was estimated by discounting cash flows at current rates paid by the Company for brokered deposits of the same or similar remaining maturities.

(f) Accounts Payable and Accrued Expenses

The carrying amount of the Company's accounts payable approximates fair value as of December 31, 2008 and 2007, because of the relatively short timeframe to realization.

(g) Interest-Rate Swaps and Interest-Rate Caps

Interest-rate swaps and interest-rate caps are measured at fair value on a recurring basis in accordance with the requirements of SFAS No. 157, using the inputs and methods described previously in the *Fair Value Measurements* section of this Note.

13. Income Taxes

The Company's income tax provision consisted of the following components:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Current:			
Federal	$(2,147)	$13,490	$11,539
State	1,132	2,534	2,384
Total current	(1,015)	16,024	13,923
Deferred:			
Federal	(928)	(3,802)	(1,390)
State	(1,218)	(147)	44
Total deferred	(2,146)	(3,949)	(1,346)
Total income taxes	$(3,161)	$12,075	$12,577

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. There was no effect on our financial condition, results of operations or cash flows as a result of implementing FIN 48, and we did not have any unrecognized tax benefits. At December 31, 2008, there have been no material changes to the liability for uncertain tax positions and there are no unrecognized tax benefits. We do not expect our unrecognized tax positions to change significantly over the next twelve months. The periods subject to examination for the Company's federal return include the 1997 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2003 through 2008 are subject to examination.

Deferred income tax expense results principally from the use of different revenue and expense recognition methods for tax and financial accounting purposes primarily related to lease accounting. The Company estimates these differences and adjusts to actual upon preparation of the income tax returns. The sources of these temporary differences and the related tax effects were as follows:

	December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Deferred income tax assets:			
Allowance for credit losses	$ 6,071	$ 4,442	$ 3,246
Interest-rate swaps and caps	5,000	50	72
Accrued expenses	281	191	431
Deferred income	1,728	2,175	2,258
Deferred compensation	1,513	1,044	1,106
Other comprehensive income	—	2,056	—
Other	250	53	67
Total deferred income tax assets	14,843	10,011	7,180
Deferred income tax liabilities:			
Lease accounting	(26,589)	(21,403)	(24,838)
Deferred acquisition costs	(3,511)	(3,979)	(3,670)
Other comprehensive income	(110)	—	(1,251)
Depreciation	(306)	(311)	(352)
Total deferred income tax liabilities	30,516	25,693	30,111
Net deferred income tax liability	$(15,673)	$(15,682)	$(22,931)

As of December 31, 2008, the Company has utilized all its federal and state net operating loss carryforwards ("NOLs") generated in prior tax years. The federal net operating loss generated in 2008 will be carried back to tax year 2006.

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	December 31,		
	2008	2007	2006
Statutory federal income tax rate	(35.0)%	35.0%	35.0%
State taxes, net of federal benefit	(5.7)%	5.1%	5.1%
Other permanent differences	0.1%	(0.6)%	0.2%
True-up of deferred tax accounts	2.9%	0.3%	—%
Effective Rate	(37.7)%	39.8%	40.3%

14. Comprehensive Income (Loss)

The following table details the components of comprehensive income:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Net income (loss), as reported	$(5,230)	$18,286	$18,634
Other comprehensive income (loss):			
Changes in fair values of cash flow hedge derivatives	593	(6,287)	(802)
Reclassification of cash flow hedging losses on forecasted transactions no longer probable of occurring[(1)]	5,041	—	—
Amortization of net deferred gain on cash flow hedge derivatives	(171)	(2,037)	(1,907)
Tax effect	(2,166)	3,302	1,081
Total other comprehensive income (loss)	3,297	(5,022)	(1,628)
Comprehensive income (loss)	$(1,933)	$13,264	$17,006

(1) Reclassified to Loss on derivatives and hedging activities.

15. Stockholders' Equity and Earnings Per Share

Stockholders' Equity

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

Marlin purchased 331,315 shares of its common stock for $2.4 million during the year ended December 31, 2008. Marlin purchased 122,000 shares of its common stock for $1.6 million during the year ended December 31, 2007. At December 31, 2008, Marlin had $11.0 million remaining in its stock repurchase plan authorized by the Board.

In addition to the repurchases described above, pursuant to the Company's 2003 Equity Compensation Plan (as amended, the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 2,444 such shares repurchased pursuant to the 2003 Plan during the year ended December 31, 2008, at an average cost of $6.78. There were no such shares repurchased pursuant to the 2003 Plan during the year ended December 31, 2007.

Regulatory Capital Requirements

On March 20, 2007, the Federal Deposit Insurance Corporation ("FDIC") approved the application of our wholly-owned subsidiary, Marlin Business Bank ("MBB") to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of the Company's funding sources and, over time, may add other product offerings to better serve our customer base.

On December 31, 2008, MBB received approval from the Federal Reserve Bank of San Francisco ("FRB") to (i) convert from an industrial bank to a state-chartered commercial bank and (ii) become a member of the Federal Reserve System. In addition, on December 31, 2008, Marlin Business Services Corp. received approval to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank.

On January 13, 2009, MBB converted from an industrial bank to a commercial bank chartered and supervised by the State of Utah and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In connection with the conversion of MBB to a commercial bank, Marlin Business Services Corp. became a bank holding company on January 13, 2009. On January 20, 2009, MBB submitted a modification request to the FDIC related to an outstanding Order that restricts the growth of MBB during its first three years of operations. At this time, we are awaiting a response from the FDIC on the modification request. Until we receive approval for this modification, we do not expect to have clear visibility on our overall funding options.

MBB is subject to capital adequacy guidelines issued by the Federal Financial Institutions Examination Council (the "FFIEC"). These risk-based capital and leverage guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and consider off-balance sheet exposures in determining capital adequacy. Under the rules and regulations of the FFIEC, at least half of a bank's total capital is required to be "Tier I capital" as defined in the regulations, comprised of common equity, retained earnings and a limited amount of non-cumulative perpetual preferred stock. The remaining capital, "Tier II capital," as defined in the regulations, may consist of other preferred stock, a limited amount of term subordinated debt or a limited amount of the reserve for possible credit losses. The FFIEC has also adopted minimum leverage ratios for banks, which are calculated by dividing Tier I capital by total quarterly average assets. Recognizing that the risk-based capital standards principally address credit risk rather than interest rate, liquidity, operational or other risks, many banks are expected to maintain capital in excess of the minimum standards. The Company will provide the necessary capital to maintain MBB at "well-capitalized" status as defined by banking regulations. MBB's equity balance at December 31, 2008 was $13.3 million, which met all capital requirements to which MBB is subject and qualified for "well-capitalized" status. The following table sets forth MBB's Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio at December 31, 2008.

	Actual		Minimum Capital Requirement		Well-Capitalized Capital Requirement	
	Ratio	Amount	Ratio	Amount	Ratio	Amount
			(Dollars in thousands)			
Tier 1 Leverage Capital	19.33%	$13,320	5%	$ 3,445	5%	$3,445
Tier 1 Risk-based Capital	17.26%	$13,320	6%	$ 4,631	6%	$4,631
Total Risk-based Capital	18.31%	$14,133	15%	$11,578	10%[(1)]	$7,719

(1) In addition, MBB must maintain a total risk-based capital ratio greater than 15%.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the Federal Deposit

Insurance Corporation ("FDIC") and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;
- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. At December 31, 2008, MBB's Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 19.33%, 17.26% and 18.31%, respectively, compared to requirements for well-capitalized status of 5%, 6% and 10%, respectively.

Pursuant to the Order issued by the FDIC on March 20, 2007 (the "Order"), MBB was required to have beginning paid-in capital funds of not less than $12.0 million and must keep its total risk-based capital ratio about 15%. MBB's equity balance at December 31, 2008 was $13.3 million, which qualifies for "well capitalized" status. We are seeking to modify the Order issued when MBB became an industrial bank to eliminate any inconsistencies between the Order and the Federal Reserve Bank of San Francisco's approval of MBB as a commercial bank.

Dividends. The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. Pursuant to the Order, MBB is not permitted to pay dividends during the first three years of operations without the prior written approval of the FDIC and the State of Utah.

Earnings (Loss) Per Share

The following is a reconciliation of net income (loss) and shares used in computing basic and diluted earnings (loss) per common share:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands, except per-share data)		
Net income (loss)	$ (5,230)	$ 18,286	$ 18,634
Weighted average common shares outstanding used in computing basic EPS	11,874,647	12,079,172	11,803,973
Effect of dilutive securities:			
Stock options and restricted stock	—	219,879	357,506
Adjusted weighted average common shares used in computing diluted EPS	11,874,647	12,299,051	12,161,479
Net earnings (loss) per common share:			
Basic	$ (0.44)	$ 1.51	$ 1.58
Diluted	$ (0.44)	$ 1.49	$ 1.53

For the years ended December 31, 2008, 2007 and 2006, options to purchase 711,510, 373,543 and 204,770 shares of common stock were not considered in the computation of potential common shares for purposes of diluted EPS, since the exercise prices of the options were greater than the average market price of the Company's common stock for the respective periods.

When computing diluted loss per share, all potential common shares, including stock options and restricted stock, are anti-dilutive to the loss per common share calculation. Therefore, for the year ended December 31, 2008, the effect of 114,373 potential common shares have not been considered for diluted EPS purposes.

16. Stock-Based Compensation

Under the terms of the Marlin Business Services Corp. 2003 Equity Compensation Plan (as amended, the "2003 Plan"), employees, certain consultants and advisors, and non-employee members of the Company's board of directors have the opportunity to receive incentive and nonqualified grants of stock options, stock appreciation rights, restricted stock and other equity-based awards as approved by the board. These award programs are used to attract, retain and motivate employees and to encourage individuals in key management roles to retain stock. The Company has a policy of issuing new shares to satisfy awards under the 2003 Plan. The aggregate number of shares under the 2003 Plan that may be issued pursuant to stock options or restricted stock grants was increased from 2,100,000 to 3,300,000 at the annual meeting of shareholders on May 22, 2008. Not more than 1,650,000 of such shares shall be available for issuance as restricted stock grants. There were 982,146 shares available for future grants under the 2003 Plan as of December 31, 2008.

Total stock-based compensation expense was $1.2 million, $0.9 million and $2.6 million for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively. Excess tax benefits from stock-based payment arrangements decreased cash provided by operating activities and increased cash provided by financing activities by $101,000, $1.2 million and $1.1 million for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively.

Stock Options

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of the grant and have 7- to 10-year contractual terms. All options issued contain service conditions based on the participant's continued service with the Company, and provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

Employee stock options generally vest over four years. The vesting of certain options is contingent on various Company performance measures, such as earnings per share and net income. Of the total options granted during the year ended December 31, 2008, 136,845 shares are contingent on performance factors. The Company has recognized expense related to performance options based on the most probable performance target as of December 31, 2008. Revised performance assumptions during 2007 resulted in a reduction of $248,000 in expense related to stock options during the year ended December 31, 2007. There were no revisions necessary to performance assumptions in 2008.

The Company also issues stock options to non-employee independent directors. These options generally vest in one year.

The fair value of each stock option granted during the years ended December 31, 2008 and 2007 was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average grant-date fair value of stock options issued for the years ended December 31, 2008, 2007 and 2006, was $3.25, $7.93 and $8.50 per share, respectively. The following weighted average assumptions were used for valuing option grants made during the years ended December 31, 2008, 2007 and 2006:

	December 31,		
Weighted Averages:	2008	2007	2006
Risk-free interest rate	2.45%	4.50%	4.84%
Expected life	5.1 years	5.1 years	5.1 years
Expected volatility	35%	35%	35%
Expected dividends	$ —	$ —	$ —

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life for options granted represents the period each option is expected to be outstanding and was determined by applying the simplified method as defined by the Security and Exchange Commission's Staff Accounting Bulletin No. 107 ("SAB 107") due to the limited period of time the Company's shares have been publicly traded. The expected volatility was determined using historical volatilities based on historical stock prices. The Company does not grant dividends, and therefore did not assume expected dividends.

A summary of option activity for the three years ended December 31, 2008 follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2005	1,002,258	$ 9.56
Granted	109,431	21.59
Exercised	(156,494)	4.41
Forfeited	(36,218)	16.26
Expired	—	—
Outstanding, December 31, 2006	918,977	$11.61
Granted	108,409	20.49
Exercised	(217,417)	8.02
Forfeited	(82,785)	18.70
Expired	—	—
Outstanding, December 31, 2007	727,184	$13.20
Granted	271,926	9.29
Exercised	(46,616)	3.12
Forfeited	(67,035)	15.98
Expired	—	—
Outstanding, December 31, 2008	885,459	$12.32

During the years ended December 31, 2008, December 31, 2007 and December 31, 2006, the Company recognized total compensation expense related to options of $0.4 million, $0.4 million and $1.1 million, respectively. The total pre-tax intrinsic value of stock options exercised was $0.3 million, $3.0 million and $2.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The related tax benefits realized from the exercise of stock options for the years ended December 31, 2008, 2007 and 2006 were $0.1 million, $1.2 million and $1.0 million, respectively.

The following table summarizes information about the stock options outstanding and exercisable as of December 31, 2008:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life(Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Life(Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
				(In thousands)				(In thousands)
$ 3.39	101,770	3.2	$ 3.39	$—	101,770	3.2	$ 3.39	$—
$ 4.23 — $ 5.01	58,641	1.3	4.34	—	58,641	1.3	4.34	—
$ 7.61 — $10.18	356,822	5.2	9.53	—	106,645	2.9	10.18	—
$14.00 — $16.02	89,401	5.2	14.80	—	74,329	5.1	14.64	—
$17.52 — $22.23	278,825	4.4	20.03	—	126,733	4.0	19.35	—
	885,459	4.5	$12.32	$—	468,118	3.4	$11.16	$—

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $2.61 as of December 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2008, the total future compensation cost related to non-vested stock options not yet recognized in the statement of operations was $635,000 and the weighted average period over which these awards are expected to be recognized was 1.5 years, based on the most probable performance targets as of December 31, 2008. In the event maximum performance targets are achieved, an additional $1.2 million of compensation cost would be recognized over a weighted average period of 2.3 years.

The separation agreement entered into on December 20, 2006 with Marlin's former President provided that, as of his January 31, 2007 separation date, unvested options to purchase 35,501 shares of common stock at an average exercise price of $19.74 became vested. Options to purchase 138,390 shares at an average exercise price of $6.06 remained exercisable for 90 days following his separation date, and options to purchase 45,191 shares at an average exercise price of $19.33 will remain exercisable for two years following the separation date. The acceleration of the vesting of options pursuant to the separation agreement resulted in incremental expense of $209,000 during the year ended December 31, 2006, in addition to the $94,000 scheduled expense recorded during 2006 on the grants subsequently accelerated.

Restricted Stock Awards

Restricted stock awards provide that, during the applicable vesting periods, the shares awarded may not be sold or transferred by the participant. The vesting period for restricted stock awards generally ranges from 3 to 10 years, though certain awards for special projects may vest in as little as one year depending on the duration of the project. All awards issued contain service conditions based on the participant's continued service with the Company, and may provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

The vesting of certain restricted shares may be accelerated to a minimum of 3 to 4 years based on achievement of various individual and Company performance measures. In addition, the Company has issued certain shares under a Management Stock Ownership Program. Under this program, restrictions on the shares lapse at the end of 10 years but may lapse (vest) in a minimum of three years if the employee continues in service at the Company and owns a matching number of other common shares in addition to the restricted shares.

Of the total restricted stock awards granted during the year ended December 31, 2008, 44,354 shares may be subject to accelerated vesting based on performance factors; no shares are contingent upon performance factors. The Company has recognized expense related to performance-based shares based on the most probable performance target as of December 31, 2008. Revised performance assumptions during 2007 resulted in a reduction of $425,000 in expense related to restricted stock awards during the year ended December 31, 2007. There were no revisions necessary to performance assumptions in 2008.

The Company also issues restricted stock to non-employee independent directors. These shares generally vest in seven years from the grant date or six months following the director's termination from Board service.

The following table summarizes the activity of the non-vested restricted stock during the year ended December 31, 2008:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested restricted stock at December 31, 2005	141,180	$16.91
Granted	107,396	21.79
Vested	(36,250)	16.02
Forfeited	(4,595)	17.51
Non-vested restricted stock at December 31, 2006	207,731	$19.57
Granted	95,295	19.76
Vested	(47,211)	17.60
Forfeited	(37,567)	19.06
Non-vested restricted stock at December 31, 2007	218,248	$20.17
Granted	330,168	6.13
Vested	(15,684)	18.58
Forfeited	(28,818)	15.49
Non-vested restricted stock at December 31, 2008	503,914	$11.29

During the years ended December 31, 2008, 2007 and 2006, the Company granted restricted stock awards totaling $2.0 million, $1.9 million and $2.3 million, respectively. As vesting occurs, or is deemed likely to occur, compensation expense is recognized over the requisite service period and additional paid-in capital is increased. The Company recognized compensation expense of $0.7 million, $0.5 million and $1.5 million related to restricted stock for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was $2.9 million of unrecognized compensation cost related to non-vested restricted stock compensation scheduled to be recognized over a weighted average period of 3.5 years, based on the most probable performance targets as of December 31, 2008. In the event maximum performance targets are achieved, an additional $791,000 of compensation cost would be recognized over a weighted average period of 0.9 years. The fair value of shares that vested was $0.1 million, $1.1 million and $0.8 million during the years ended December 31, 2008, 2007 and 2006, respectively.

The separation agreement entered into with Marlin's former President provided that 18,365 unvested restricted shares became vested as of his January 31, 2007 separation date. The acceleration of the vesting of restricted shares pursuant to the separation agreement resulted in incremental expense of $93,000 during the year ended December 31, 2006, in addition to the $180,000 scheduled expense recorded during 2006 on the grants subsequently accelerated.

Employee Stock Purchase Plan

In October 2003, the Company adopted the Employee Stock Purchase Plan (the "ESPP"). Under the terms of the ESPP, employees have the opportunity to purchase shares of common stock during designated offering periods equal to the lesser of 95% of the fair market value per share on the first day of the offering period or the purchase date. Participants are limited to 10% of their compensation. The aggregate number of shares under the ESPP that may be issued is 200,000. During 2008 and 2007, 36,360 and 17,994 shares, respectively, of common stock were sold for $149,000 and $273,000, respectively pursuant to the terms of the ESPP.

17. Employee 401(k) Plan

The Company adopted a 401(k) plan (the "Plan") which originally became effective as of January 1, 1997. The Company's employees are entitled to participate in the Plan, which provides savings and investment opportunities. Employees can contribute up to the maximum annual amount allowable per Internal Revenue Service ("IRS") guidelines. During 2006 and the first six months of 2007, the Plan also provided for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 4%. Effective July 1, 2007, the Plan provides for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 6%. The Company elected to double the required match in 2006. The Company's contributions to the Plan for the years ended December 31, 2008, 2007 and 2006 were approximately $177,000, $159,000 and $298,000, respectively.

18. Related Party Transactions

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chairman of the Board of Directors and Chief Executive Officer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Group or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company were $584,000, $521,000 and $566,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2008, we updated our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures for purposes of filing reports under the Securities and Exchange Act of 1934. This controls evaluation was done under the supervision and with the participation of management, including our CEO and our CFO. Our CEO and our CFO have concluded that our disclosure controls and procedures (as defined in Rule 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) are effective to provide reasonable assurance that information relating to us and our subsidiaries that we are required to disclose in the reports that we file or submit to the SEC is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported with the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting — Our CEO and CFO provided a report on behalf of management on our internal control over financial reporting. The full text of management's report is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm — The attestation report of our independent registered public accounting firm on their assessment of internal control over financial reporting is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting — There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2008 that have materially affected, or are reasonably likely to affect materially, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by Item 10 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2009 Annual Meeting of Stockholders.

We have adopted a code of ethics and business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our code of ethics and business conduct is available free of charge within the investor relations' section of our Web site at www.marlincorp.com. We intend to post on our Web site any amendments and waivers to the code of ethics and business conduct that are required to be disclosed by the rules of the Securities and Exchange Commission, or file a Form 8-K, Item 5.05 to the extent required by NASDAQ listing standards.

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2009 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2009 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by Item 13 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2009 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2009 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *Documents filed as part of this Report*

The following is a list of consolidated and combined financial statements and supplementary data included in this report under Item 8 of Part II hereof:

1. Financial Statements and Supplemental Data

   Reports of Independent Registered Public Accounting Firms

   Consolidated Balance Sheets as of December 31, 2008 and 2007.

   Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006.

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2008, 2007 and 2006.

   Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

Schedules, are omitted because they are not applicable or are not required, or because the required information is included in the consolidated and combined financial statements or notes thereto.

(b) *Exhibits.*

Number	Description
1.1(12)	Purchase Agreement, dated November 15, 2006, between Piper Jaffray & Co., Primus Capital Fund IV Limited Partnership and its affiliate and Marlin Business Services Corp.
3.1(16)	Amended and Restated Articles of Incorporation of the Registrant.
3.2(2)	Bylaws of the Registrant.
4.1(2)	Second Amended and Restated Registration Agreement, as amended through July 26, 2001, by and among Marlin Leasing Corporation and certain of its shareholders.
10.1(18)†	2003 Equity Compensation Plan of the Registrant, as amended.
10.2(2)†	2003 Employee Stock Purchase Plan of the Registrant.

Number	Description
10.3[4]	Lease Agreement, dated as of October 21, 2003, between Liberty Property Limited Partnership and Marlin Leasing Corporation.
10.4[2]†	Employment Agreement, dated as of October 14, 2003 between Daniel P. Dyer and the Registrant.
10.5[21]†	Amendment 2008-1 dated as of December 31, 2008 to the Employment Agreement between Daniel P. Dyer and the Registrant.
10.6[2]†	Employment Agreement, dated as of October 14, 2003 between George D. Pelose and the Registrant.
10.7[11]†	Amendment 2006-1 dated as of May 19, 2006 to the Employment Agreement between George D. Pelose and the Registrant.
10.8[21]†	Amendment 2008-1 dated as of December 31, 2008 to the Employment Agreement between George D. Pelose and the Registrant.
10.9[1]	Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 31, 2001, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.10[1]	First Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of July 28, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.11[3]	Second Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of October 16, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.12[8]	Third Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 26, 2005, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.13[14]	Fourth Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement, dated as of April 2, 2007, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.14[20]	Fifth Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement, dated as of September 12, 2008, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.15[1]	Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II and Wells Fargo Bank Minnesota, National Association.
10.16[1]	Series 2002-A Supplement, dated as of April 1, 2002, to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, National City Bank and Wells Fargo Bank Minnesota, National Association.
10.17[1]	First Amendment to Series 2002-A Supplement and Consent to Assignment of 2002-A Note, dated as of July 10, 2003, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, ABN AMRO Bank N.V. and Wells Fargo Bank Minnesota, National Association.
10.18[4]	Second Amendment to Series 2002-A Supplement, dated as of January 13, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, Bank One, N.A., and Wells Fargo Bank Minnesota, National Association.
10.19[4]	Third Amendment to Series 2002-A Supplement, dated as of March 19, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, Bank One, N.A., and Wells Fargo Bank Minnesota, National Association.
10.20[5]	Fifth Amendment to Series 2002-A Supplement, dated as of March 18, 2005, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JP Morgan Chase Bank, N.A., (successor by merger to Bank One, N.A.), and Wells Fargo Bank Minnesota, National Association.
10.21[10]	Amended & Restated Series 2002-A Supplement to the Master Facility Agreement, dated as of March 15, 2006, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A.

Number	Description
10.22[15]	First Amendment to the Amended and Restated Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of August 30, 2007, by and among Marlin Leasing Corporation, JP Morgan Chase Bank, N.A., (successor by merger to Bank One, N.A.), and Wells Fargo Bank Minnesota, National Association.
10.23[19]	First Amendment to the Amended & Restated Series 2002-A Supplement to the Master Facility Agreement, dated as of August 29, 2008, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A.
10.24[6]†	Compensation Policy for Non-Employee Independent Directors.
10.25[9]†	Transition & Release Agreement made as of December 6, 2005 (effective as of December 14, 2005) between Bruce E. Sickel and the Registrant.
10.26[13]†	Separation Agreement, dated December 20, 2006, between Marlin Business Services Corp. and Gary R. Shivers.
10.27[17]	Letter Agreement, dated as of June 11, 2007 and effective as of March 11, 2008, by and between the Registrant, Peachtree Equity Investment Management, Inc. and WCI (Private Equity) LLC.
16.1[7]	Letter on Change in Certifying Accountant dated June 27, 2005 from KPMG LLP to the Securities and Exchange Commission.
21.1	List of Subsidiaries (Filed herewith)
23.1	Consent of Deloitte & Touche LLP (Filed herewith)
31.1	Certification of the Chief Executive Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
31.2	Certification of the Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.). (Furnished herewith)

† Management contract or compensatory plan or arrangement.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-108530), filed on September 5, 2003, and incorporated by reference herein.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-108530), filed on October 14, 2003, and incorporated by reference herein.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 filed on October 28, 2003 (File No. 333-108530), and incorporated by reference herein.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 29, 2004, and incorporated by reference herein.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 9, 2005, and incorporated by reference herein.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated May 26, 2005 filed on June 2, 2005, and incorporated by reference herein.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated June 24, 2005 filed on June 29, 2005, and incorporated by reference herein.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 26, 2005 filed on August 26, 2005, and incorporated by reference herein.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 14, 2005 and filed on December 14, 2005, and incorporated by reference herein.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated March 15, 2006 and filed on March 17, 2006, and incorporated by reference herein.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated May 19, 2006 and filed on May 25, 2006, and incorporated by reference herein.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated November 15, 2006 and filed on November 17, 2006, and incorporated by reference herein.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 20, 2006 and filed on December 21, 2006, and incorporated by reference herein.

(14) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated April 2, 2007 and filed on April 6, 2007, and incorporated by reference herein.

(15) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 30, 2007 and filed on September 5, 2007, and incorporated by reference herein.

(16) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on March 5, 2008, and incorporated by reference herein.

(17) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated March 11, 2008 and filed on March 17, 2008, and incorporated by reference herein.

(18) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-151358) filed on June 2, 2008, and incorporated by reference herein.

(19) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 29, 2008 and filed on September 5, 2008, and incorporated by reference herein.

(20) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated September 12, 2008 and filed on September 16, 2008, and incorporated by reference herein.

(21) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 31, 2008 and filed on January 7, 2009, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2009

MARLIN BUSINESS SERVICES CORP.

By: /s/ DANIEL P. DYER

Daniel P. Dyer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ DANIEL P. DYER Daniel P. Dyer	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 13, 2009
By: /s/ LYNNE C. WILSON Lynne C. Wilson	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	March 13, 2009
By: /s/ JOHN J. CALAMARI John J. Calamari	Director	March 13, 2009
By: /s/ LAWRENCE J. DEANGELO Lawrence J. DeAngelo	Director	March 13, 2009
By: /s/ EDWARD GRZEDZINSKI Edward Grzedzinski	Director	March 13, 2009
By: /s/ KEVIN J. MCGINTY Kevin J. McGinty	Director	March 13, 2009
By: /s/ MATTHEW J. SULLIVAN Matthew J. Sullivan	Director	March 13, 2009
By: /s/ JAMES W. WERT James W. Wert	Director	March 13, 2009

MARLIN
Business Services Corp.

MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held October 28, 2009

To the Shareholders of Marlin Business Services Corp.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, will be held on October 28, 2009, at 9:00 a.m. at The Westin Mount Laurel, 555 Fellowship Road, Mount Laurel, New Jersey, 08054, for the following purposes:

1. To elect a Board of Directors of seven (7) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified;
2. To approve the amendment to the Corporation's 2003 Equity Compensation Plan, as amended (the "Equity Plan"), to increase the maximum aggregate number of shares of the Corporation's stock that may be subject to grants made under the Equity Plan to any individual during any calendar year from 100,000 shares to 200,000 shares, and the Equity Plan as so amended;
3. To approve the amendment to the Equity Plan to allow a one-time stock option exchange program for the Corporation's employees;
4. To approve the amendment to the Equity Plan to increase the maximum aggregate number of shares of the Corporation's common stock that may be subject to grants made under the Equity Plan to any individual during the 2010 calendar year to 300,000 shares if the option exchange program is approved, and the Equity Plan as so amended; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed July 31, 2009, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Your vote is important, regardless of the number of shares you own. Even if you plan to attend the meeting, please date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and return it promptly in the enclosed envelope. A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person.

Dated: September 18, 2009

Important Notice Regarding Availability of Proxy Materials for the Annual Meeting to be Held on October 28, 2009.

The Proxy Statement and Annual Report to Shareholders are available at www.stocktrans.com/eproxy/marlin2009

MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

Proxy Statement

Introduction

This Proxy Statement and the enclosed proxy card are furnished in connection with the solicitation of proxies by the Board of Directors of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") of the Corporation to be held on Wednesday, October 28, 2009, at 9:00 a.m., at The Westin Mount Laurel, 555 Fellowship Road, Mount Laurel, New Jersey, 08054, or at any adjournment or postponement thereof, for the purposes set forth below:

1. To elect a Board of Directors of seven (7) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified;
2. To approve the amendment to the Corporation's 2003 Equity Compensation Plan, as amended (the "Equity Plan") to increase the maximum aggregate number of shares of the Corporation's stock that may be subject to grants made under the Equity Plan to any individual during any calendar year from 100,000 shares to 200,000 shares, and the Equity Plan as so amended;
3. To approve the amendment to the Equity Plan to allow a one-time stock option exchange program for the Corporation's employees;
4. To approve the amendment to the Equity Plan to increase the maximum aggregate number of shares of the Corporation's common stock that may be subject to grants made under the Equity Plan to any individual during the 2010 calendar year to 300,000 shares if the option exchange program is approved, and the Equity Plan as so amended; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

This Proxy Statement and related proxy card have been mailed on or about September 18, 2009, to all holders of record of common stock of the Corporation as of the record date. The Corporation will bear the expense of soliciting proxies. The Board of Directors of the Corporation has fixed the close of business on July 31, 2009, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. The Corporation has only one class of common stock, of which there were 12,599,528 shares outstanding as of July 31, 2009.

Proxies and voting procedures

Each outstanding share of common stock of the Corporation will entitle the holder thereof to one vote on each separate matter presented for vote at the Annual Meeting. Votes cast at the meeting and submitted by proxy are counted by the inspectors of the meeting who are appointed by the Corporation.

You can vote your shares by properly executing and returning a proxy in the enclosed form. The shares represented by such proxy will be voted at the Annual Meeting and any adjournment or postponement thereof. If you specify a choice, the proxy will be voted as specified. If no choice is specified, the shares represented by the proxy will be voted for the election of all of the director nominees named in the Proxy Statement; for the approval to amend the Equity Plan to increase the maximum aggregate number of shares of the Corporation's stock that shall be subject to grants made under the Equity Plan to any individual during any calendar year from 100,000 shares to 200,000 shares and the Equity Plan as so amended; for the approval to amend the Equity Plan to allow a one-time stock option exchange program for the Corporation's employees; for the approval to amend the Equity Plan to increase the maximum aggregate number of shares of the Corporation's common stock that may be subject to grants made under the Equity Plan to any individual during the 2010 calendar year to 300,000 shares if the option exchange program is approved, and the Equity Plan as so amended, and in accordance with the judgment of the persons named as proxies with respect to any other matter which may come before the meeting. If you are the shareholder of record, you can also choose to vote in person at the Annual Meeting.

A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person. You are encouraged to date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and promptly return it to the Corporation.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct how your broker votes your shares. You are also invited to attend the meeting. However, because you are not the shareholder of record, you may not vote your street name shares in person at the Annual Meeting unless you obtain a proxy executed in your favor from the holder of record. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee to vote your shares.

Quorum and voting requirements

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which shareholders are entitled to cast on each matter to be voted upon at the meeting will constitute a quorum for the meeting. If, however, the meeting cannot be organized because a quorum is not present, in person or by proxy, the shareholders entitled to vote and present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine. Those who attend or participate at a meeting that has been previously adjourned for lack of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

At the Annual Meeting, in connection with the election of the directors, you will be entitled to cast one vote for each share held by you for each candidate nominated, but will not be entitled to cumulate your votes. Votes may be cast in favor of or withheld with respect to each candidate nominated. The seven (7) director nominees receiving the highest number of votes will be elected to the Board of Directors. Votes that are withheld will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

Proposal 2 to approve the amendment to the Equity Plan to increase the maximum aggregate number of shares of the Corporation's stock that shall be subject to grants made under the Equity Plan to any individual during any calendar year from 100,000 shares to 200,000 shares, and the Equity Plan as so amended, requires for its approval the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Any abstentions will have the effect of votes against the proposal.

Proposal 3 to approve the amendment to the Equity Plan to allow a one-time stock option exchange program for the Corporation's employees requires for its approval the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Any abstentions will have the effect of votes against the proposal.

Proposal 4 to approve the amendment to the Equity Plan to increase the maximum aggregate number of shares of the Corporation's stock that may be subject to grants made under the Equity Plan to any individual during the 2010 calendar year to 300,000 shares if the option exchange program is approved, and the Equity Plan as so amended, requires for its approval the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Any abstentions will have the effect of votes against the proposal.

Brokers that are member firms of the New York Stock Exchange and who hold shares in street name for customers have the discretion to vote those shares with respect to certain matters if they have not received instructions from the beneficial owners. Brokers will have this discretionary authority with respect to the election of directors. As a result, where brokers submit proxies but are otherwise prohibited and thus must refrain from exercising discretionary authority in voting shares on certain matters for beneficial owners who have not provided instructions with respect to such matters (commonly referred to as "broker non-votes"), those shares will be included in determining whether a quorum is present but will have no effect in the outcome of the election of directors or in the voting on Proposals 2, 3 or 4 to amend the Equity Plan.

As to all other matters properly brought before the meeting, the majority of the votes cast at the meeting, present in person or by proxy, by shareholders entitled to vote thereon will decide any question brought before the Annual Meeting, unless the question is one for which, by express provision of statute or of the Corporation's Articles of Incorporation or Bylaws, a different vote is required. Generally, abstentions and broker non-votes on these matters will have the same effect as a negative vote because under the Corporation's Bylaws, these matters require the affirmative vote of the holders of a majority of the Corporation's common stock, present in person or by proxy at the Annual Meeting. Broker non-votes and abstentions will be counted, however, for purposes of determining whether a quorum is present.

Governance of the Corporation

Board of Directors

Currently, our Board of Directors has seven (7) members. The Board has affirmatively determined that John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty, Matthew J. Sullivan and James W. Wert are each independent directors. This constitutes more than a majority of our Board of Directors. Only independent directors serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee. The standards applied by the Board in affirmatively determining whether a director is "independent" are those objective standards set forth in the listing standards of the Nasdaq Stock Market LLC ("Nasdaq"). The Board is responsible for ensuring that independent directors do not have a material relationship with us or any of our affiliates or any of our executive officers or his or her affiliates.

In 2004, the Board of Directors established the position of Lead Independent Director and unanimously elected Kevin J. McGinty to the position. Mr. McGinty continued to serve as the Lead Independent Director through 2008. The duties of the Lead Independent Director included providing the Chairman with input as to the preparation of the agendas for the Board of Director and Committee meetings, serving as the principal liaison between the independent directors and executive management of the Corporation, being available for consultation and direct communication with major shareholders as necessary, and coordinating and moderating regularly scheduled executive sessions of the Board's independent directors.

On March 31, 2009, the Board of Directors elected Mr. McGinty to the role of Chairman of the Board and eliminated the position of Lead Independent Director. Mr. McGinty succeeds Mr. Dyer (who served as Chairman since 1997) and becomes the Corporation's first non-executive Chairman of the Board.

Committees

The Corporation has three standing Committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

Audit Committee. The Audit Committee of the Board currently consists of three independent directors: Messrs. Calamari (chairman), McGinty and Wert. The Board has determined that Messrs. Calamari and Wert each qualify as an audit committee financial expert as defined under current rules and regulations of the Securities and Exchange Commission (the "SEC") and under Nasdaq listing standards, and that the members of the Audit Committee satisfy the independence and other requirements for audit committee members under such rules, regulations and listing standards. The Audit Committee's primary purpose is to assist the Board in overseeing and reviewing: 1) the integrity of the Corporation's financial reports and financial information provided to the public and to governmental and regulatory agencies; 2) the adequacy of the Corporation's internal accounting systems and financial controls; 3) the annual independent audit of the Corporation's financial statements, including the independent registered public accountant's qualifications and independence; and 4) the Corporation's compliance with law and ethics programs as established by management and the

Board. In this regard, the Audit Committee, among other things, (a) has sole authority to select, evaluate, terminate and replace the Corporation's independent registered public accountants; (b) has sole authority to approve in advance all audit and non-audit engagement fees and terms with the Corporation's independent registered public accountants; and (c) reviews the Corporation's audited financial statements, interim financial results, public filings and earnings press releases prior to issuance, filing or publication. The Board has adopted a written charter for the Audit Committee, which is accessible on the investor relations page of the Corporation's website at www.marlincorp.com. The Corporation's website is not part of this Proxy Statement and references to the Corporation's website address are intended to be inactive textual references only.

Compensation Committee. The Compensation Committee of the Board currently consists of three independent directors: Messrs. DeAngelo (chairman), Grzedzinski and Sullivan. The functions of the Compensation Committee include: 1) evaluating the performance of the Corporation's named executive officers and approving their compensation; 2) preparing an annual report on executive compensation for inclusion in the Corporation's proxy statement; 3) reviewing and approving compensation plans, policies and programs, considering their design and competitiveness; and 4) reviewing the Corporation's non-employee independent director compensation levels and practices and recommending changes as appropriate. The Compensation Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and recommends to the Board the chief executive officer's compensation levels based on its evaluation. The Compensation Committee also administers the Corporation's 2003 Equity Compensation Plan, as amended, and the Corporation's 2003 Employee Stock Purchase Plan. The Compensation Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the "Nominating Committee") currently consists of three independent directors: Messrs. Grzedzinski (chairman), DeAngelo and Wert. The Nominating Committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and proposing a slate of nominees for election as directors at the Corporation's annual meeting of shareholders. The Nominating Committee is responsible for reviewing and making recommendations on matters involving general operation of the Board and its Committees, and will annually recommend to the Board nominees for each Committee of the Board. The Nominating Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

The Nominating Committee has determined that no one single criteria should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In evaluating an individual's "skills set," the Nominating Committee will consider a variety of factors, including, but not limited to, the potential nominee's background, education, character, integrity, judgment, general business experience, and relevant industry experience. The Nominating Committee's process for identifying and evaluating potential nominees includes soliciting recommendations from existing directors and officers of the Corporation and reviewing the Director and Committee Assessments completed by the directors. The Corporation does not currently pay any fees to third parties to assist in identifying or evaluating potential nominees, but the Corporation may seek such assistance in the future.

The Nominating Committee will also consider recommendations from shareholders regarding potential director candidates provided that such recommendations are made in compliance with the nomination procedures set forth in the Corporation's Bylaws. The procedures in the Corporation's Bylaws require the shareholder to submit written notice of the proposed nominee to the Secretary of the Corporation no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. To be in proper form, such written notice must include, among other things, (i) the name, age, business address and residence of the proposed nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such nominee, and (iv) any other information relating to the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. In addition, as to the shareholder giving the notice, the notice must also provide (a) such shareholder's name and record address, (b) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such shareholder, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons (including their names) pursuant to which the nominations are to be made by such shareholder, (d) a representation that such shareholder (or his or her authorized representative) intends to appear in person or by proxy at the meeting to nominate the persons named in the notice, and (e) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. If the shareholder of record is not the beneficial owner of the shares, then the notice to the Secretary of the Corporation must include the name and address of the beneficial owner and the information referred to in clauses (c) and (e) above (substituting the beneficial owner for such shareholder).

Whistleblower Procedures

The Corporation has established procedures that provide employees with the ability to make anonymous submissions directly to the Audit Committee regarding concerns about accounting or auditing matters. The independent directors that comprise the Audit Committee will review, investigate and, if appropriate, respond to each submission made. Additionally, the Corporation has reminded employees of its policy to not retaliate or take any other detrimental action against employees who make submissions in good faith.

Code of Ethics and Business Conduct

All of the Corporation's directors, officers and employees (including its senior executive, financial and accounting officers) are held accountable for adherence to the Corporation's Code of Ethics and Business Conduct (the "Code"). The Code is posted on the investor relations section of the Corporation's website at www.marlincorp.com. The purpose of the Code is to establish standards to deter wrongdoing and promote honest and ethical behavior. The Code covers many areas of professional conduct, including compliance with laws, conflicts of interest, fair dealing, financial reporting and disclosure, confidential information and proper use of the Corporation's assets. Employees are obligated to promptly report any known or suspected violation of the Code through a variety of mechanisms made available by the Corporation. Waiver of any provision of the Code for a director or executive officer (including the senior executive, financial and accounting officers) may only be granted by the Board of Directors or the Audit Committee. Our code of ethics and business conduct is available free of charge within the investor relations' section of our Web site at www.marlincorp.com. We intend to post on our Web site any amendments and waivers to the code of ethics and business conduct that are required to be disclosed by SEC rules, or file a Form 8-K, Item 5.05 to the extent required by Nasdaq listing standards.

Board and Committee Meetings

From January 1, 2008 through December 31, 2008, there were eight meetings of the Board of Directors, six meetings of the Audit Committee, seven meetings of the Compensation Committee and three meetings of the Nominating Committee. All of our Directors attended at least 75% of the aggregate number of meetings of our Board and Board Committees on which they served. Mr. Sullivan, who joined the Board in April 2008, attended at least 75% of the aggregate number of meetings of our Board and Board Committees on which he served since the date he joined the Board.

Directors are encouraged, but not required, to attend annual meetings of the Corporation's shareholders. Each director attended the Corporation's 2008 Annual Meeting of Shareholders.

Communications with the Board

Shareholders may communicate with the Board or any of the directors by sending written communications addressed to the Board or any of the directors, c/o Corporate Secretary, Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey 08054. All communications are compiled by the Corporate Secretary and forwarded to the Board or the individual director(s) accordingly.

Director Ownership Requirements

Non-employee independent directors are subject to certain ownership requirements. Within five years of joining the Corporation's Board of Directors (or five years from May 26, 2005 for each individual who was a director on that date), each non-employee independent director shall be required to own stock of the Corporation with a value equal to five times the director's annual retainer. Restricted shares may be counted toward the ownership requirement. Non-employee independent directors are also required to hold 50% of the net, after tax "profit" realized on the exercise of stock options in the form of shares of Corporation stock for a minimum period of one year after the exercise.

Proposal 1:

Election of Directors

Nominees for Election

In general, the Corporation's directors are elected at each annual meeting of shareholders. Currently, the number of directors of the Corporation is seven (7). At the Annual Meeting, the Corporation's shareholders are being asked to elect seven (7) directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, resignation or removal. The nominees receiving the greatest number of votes at the Annual Meeting up to the number of authorized directors will be elected.

All seven (7) of the nominees for election as directors at the Annual Meeting as set forth in the following table are incumbent directors. All of the nominees have been previously elected as directors by the Corporation's shareholders. Each of the nominees has consented to serve as a director if elected. Except to the extent that authority to vote for any directors is withheld in a proxy, shares represented by proxies will be voted for such nominees. In the event that any of the nominees for director should, before the Annual Meeting, become unable to serve if elected, shares represented by proxies will be voted for such substitute nominees as may be recommended by the Corporation's existing Board, unless other directions are given in the proxies. To the best of the Corporation's knowledge, all the nominees will be available to serve.

The following biographical information is furnished with respect to the seven (7) nominees for election at the Annual Meeting as of August 1, 2009:

Name	Age	Principal Occupation	Director Since
John J. Calamari	54	Executive Vice President and Chief Financial Officer of J.G. Wentworth	2003
Lawrence J. DeAngelo	43	Partner with Roark Capital Group	2001
Daniel P. Dyer	51	CEO of Marlin Business Services Corp.	1997
Edward Grzedzinski	54	Former Chairman and CEO of NOVA Corporation	2006
Kevin J. McGinty	60	Managing Director of Peppertree Partners LLC	1998
Matthew J. Sullivan	51	Partner with Peachtree Equity Partners	2008
James W. Wert	62	President & CEO of Clanco Management Corp.	1998

John J. Calamari has been a Director since November 2003. Mr. Calamari is Executive Vice President and Chief Financial Officer of J.G. Wentworth, a position he has held since joining J.G. Wentworth in March 2007. Prior to that time, Mr. Calamari was Senior Vice President, Corporate Controller of Radian Group Inc. where he oversaw Radian's global controllership functions, a position he held after joining Radian in September 2001. From 1999 to August 2001, Mr. Calamari was a consultant to the financial services industry, where he structured new products and strategic alliances and established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP) prior to 1985. In addition, Mr. Calamari served as a director of Advanta National Bank, Advanta Bank USA and Credit One Bank. Mr. Calamari received his undergraduate degree in accounting from St. John's University in 1976.

Lawrence J. DeAngelo has been a Director since July 2001. Mr. DeAngelo is a Managing Director with Roark Capital Group, a private equity firm based in Atlanta, Georgia. Prior to joining Roark in 2005, Mr. DeAngelo was a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in April 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to April 2002, the most recent of which was Managing Director. From 1995 to 1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Daniel P. Dyer has been Chief Executive Officer since co-founding our Corporation in 1997. In December of 2006, Mr. Dyer also assumed the role of President of the Corporation. Mr. Dyer also served as Chairman of the Board of Directors of the Corporation from 1997 to March 2009. From 1986 to 1997, Mr. Dyer served in a number of positions, most recently as Senior Vice President and Chief Financial Officer of Advanta Business Services, where he was responsible for financial and treasury functions. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status).

Edward Grzedzinski has been a Director since May 2006. Mr. Grzedzinski served as the Chairman and Chief Executive Officer of NOVA Corporation from September 1995 to November 2004, and Vice Chairman of US Bancorp from July 2001 to November 2004. Mr. Grzedzinski has 25 years of experience in the electronic payments industry and was a co-founder of the predecessor of NOVA Corporation, NOVA Information Systems, in 1991. Mr. Grzedzinski served as a member of the Managing Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp until November 2004 and was a member of the Board of Directors of Indus International Inc., a global provider of enterprise asset management products and services until October 2004. Mr. Grzedzinski is also a director of Neenah Paper, Inc.

Kevin J. McGinty has been a Director since February 1998 and has served as non-executive Chairman of the Board of Directors of the Corporation since March 2009. Mr. McGinty is Managing Director of Peppertree Capital Management, Inc. Prior to founding Peppertree in January 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from 1990 to December 1999. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

Matthew J. Sullivan has been a Director since April 2008. Mr. Sullivan is a Partner with Peachtree Equity Partners ("Peachtree"). Mr. Sullivan co-founded Peachtree in 2002. From 1994 to 2002, Mr. Sullivan held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, the most recent of which was Managing Director. From 1983 to 1994, Mr. Sullivan worked in the Corporate Finance Department at Kidder, Peabody & Co. and previously with Arthur Andersen & Company where he earned his CPA (currently non-active status). Mr. Sullivan received his undergraduate degree in finance from the University of Pennsylvania and his MBA from Harvard Business School.

James W. Wert has been a Director since February 1998. Mr. Wert is President and CEO of Clanco Management Corp., which is headquartered in Cleveland, Ohio. Prior to joining Clanco in May 2000, Mr. Wert served as Chief Financial Officer and then Chief Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, after holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982.

Recommendation of the Board

The Board recommends that the shareholders vote **"FOR"** the seven (7) nominees listed above. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Proposal 2:

To approve the amendment to the Equity Plan to increase the maximum aggregate number of shares of our common stock that may be subject to grants made under the Equity Plan to any individual during any calendar year from 100,000 shares to 200,000 shares, and the Equity Plan as so amended.

Introduction

On March 31, 2009, our Board of Directors adopted, subject to shareholder approval at the Annual Meeting, an amendment to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (the "Equity Plan") that would increase the maximum aggregate number of shares of our common stock that may be subject to grants made under the Equity Plan to any individual during any calendar year (the "annual individual limit") from 100,000 shares to 200,000 shares. Our Board of Directors has directed that the proposed amendment to the Equity Plan to increase the annual individual limit as set forth in this Proposal 2, and the Equity Plan as so amended, be submitted to our shareholders for their approval at the Annual Meeting. Shareholder approval is being sought so that the compensation attributable to grants under the Equity Plan may continue to qualify for an exemption from the deduction limitation under Section 162(m) of the Internal Revenue Code and in order to meet the Nasdaq listing requirements. If approved by our shareholders, the amendment to increase the annual individual limit will become effective as of the date of the Annual Meeting. Separately, pursuant to, and further described in Proposal 4, shareholder approval is being sought at the Annual Meeting to approve an amendment to the Equity Plan that would increase the annual individual limit to 300,000 shares for the 2010 calendar year, to take into account the new option grants that could be issued under the Equity Plan if the amendment to the Equity Plan to permit the option exchange offer, as described in Proposal 3, is approved by the shareholders at the Annual Meeting.

Our Board of Directors believes that the annual individual limit is inadequate in view of the formulaic equity based compensation program for our named executive officers. The equity based compensation program for our named executive officers was implemented in 2004 based on the recommendations made by Watson Wyatt (see the Compensation Discussion and Analysis section herein). The annual grants made under the program are formulaic (as recommended by Watson Wyatt), based on a percentage of our named executive officer's base salary, which is used to arrive at the value of the annual awards. That value figure is then divided by our stock price (for stock award grants) or option value (for option grants) on the grant date to determine the number of shares of our common stock to be granted. The 2009 annual grants were made to our named executive officers on February 18, 2009. The stock price on the grant date was $4.50, which, when applied to the equity formula for Messrs. Dyer and Pelose, would have resulted in grants that exceeded the current 100,000 share annual individual limit under the Equity Plan. The excess above the 100,000 share annual individual limit was 86,400 shares for Mr. Dyer and 4,000 shares for Mr. Pelose that would, in both cases, be granted as a stock award under the Equity Plan. These excess shares were not granted to Messrs. Dyer and Pelose as stock awards, and will not be granted to them unless our shareholders approve, at the Annual Meeting, the increase in the annual individual limit to 200,000 shares. Our Board of Directors has concluded that our ability to attract, retain and motivate top quality executive officers is material to our success, and would be negatively impacted if we were unable to continue to grant competitive equity compensation in accordance with the formulaic approach recommended by Watson Wyatt. Accordingly, we are seeking to increase the annual individual limit under the Equity Plan to 200,000 shares.

The following is a summary of the material terms of the Equity Plan, as proposed to be amended, and is qualified in its entirety by reference to the Equity Plan. A copy of the proposed amendment to increase the annual individual limit is attached as Appendix A to this Proxy Statement. A copy of the Equity Plan can be received by submitting a request c/o Corporate Secretary, Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey 08054.

Summary of the Equity Plan

General. The Equity Plan initially became effective on October 12, 2003 and, prior to this proposed amendment, was most recently amended on May 22, 2008. The Equity Plan provides our employees, members of our Board of Directors and consultants and advisors who perform services for us with the opportunity to receive grants in any of the following forms: (i) nonqualified stock options, (ii) incentive stock options (incentive stock options and nonqualified stock options collectively referred to as "options"), (iii) stock awards, (iv) stock appreciation rights ("SARs"), (v) stock units, (vi) dividend equivalents, and (vii) other equity-based awards.

The Equity Plan currently authorizes the issuance of 3,300,000 shares of common stock; provided, however, that not more than 1,650,000 shares will be available for issuance as stock awards, stock units and other equity-based awards. As of August 28, 2009, the Equity Plan had 1,682,328 shares subject to outstanding awards, of which 791,381 shares were outstanding subject to outstanding stock option grants, 890,947 shares were outstanding subject to stock award grants (which does not include the stock awards that are conditional on shareholder approval of this Proposal 2), and 637,687 shares were remaining available for issuance, of which 578,950 shares were available for issuance as stock awards, stock units and other equity-based awards. If this Proposal 2 is approved by shareholders there will be 547,287 shares remaining available for issuance (after taking into account the excess stock awards that are conditional on shareholder approval of this Proposal 2), of which 488,550 shares (after taking into account the stock awards that are conditional on shareholder approval of this Proposal 2) will be available for issuance as stock awards, stock units and other equity-based awards.

Currently, under the Equity Plan, no more than 100,000 shares may be issued pursuant to grants to any individual in any calendar year. Our shareholders are being asked to consider and approve an amendment to the Equity Plan pursuant to this Proposal 2 that would, effective as of the date of the Annual Meeting, increase the number of shares of common stock that may be subject to grants to any individual in any calendar year from 100,000 shares to 200,000 shares. If our shareholders do not approve this increase in the annual individual limit to 200,000 shares, the limit on the number of shares that may be issued under the Equity Plan to any individual in a calendar year will remain at 100,000 shares. Our shareholders are also being asked to consider and approve, pursuant to Proposal 4, an amendment to the Equity Plan that would, effective as of the date of the Annual Meeting, increase the number of shares of common stock that may be subject to grants under the Equity Plan to any individual in the 2010 calendar year to 300,000 shares if our shareholders approve the one-time option exchange program under Proposal 3; provided, that no more than 200,000 of these shares may be issued pursuant to grants to any individual outside the exchange program.

If any options or SARs granted under the Equity Plan (including options outstanding under the Marlin Leasing Corporation 1997 Equity Compensation Plan on the date that Marlin Leasing Corporation was reorganized to our wholly-owned subsidiary) terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, or if any stock awards, stock units, or other equity-based awards are forfeited, the shares subject to such grants will again be available for purposes of the Equity Plan. If certain extraordinary events affecting our common stock occur, our Compensation Committee will, unless they determine otherwise, make appropriate adjustments to the total number of shares of common stock available for grants under the Equity Plan, the maximum number of shares of common stock that may be awarded under the Equity Plan to an individual in any year, the number and kind of shares of common stock covered by outstanding grants, the kind of shares to be issued or transferred under the Equity Plan, and the price per share or applicable market price of the grants.

Administration. The Equity Plan is administered and interpreted by our Compensation Committee. However, our Board of Directors will approve and administer all grants to non-employee directors. Our Compensation Committee may delegate its authority under the Equity Plan to a subcommittee. Our Compensation Committee currently consists of Messrs. DeAngelo (chairman), Grzedzinski and Sullivan, each of whom is a non-employee and outside director of the Corporation. Our Compensation Committee will have the sole authority to (i) determine the individuals to whom grants will be made under the Equity Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting, (iv) amend the terms of any previously issued grant, and (v) deal with any other matters arising under the Equity Plan.

Eligible Participants. All of our employees and the employees of our subsidiaries, including employees who are officers or members of our Board of Directors, and members of our Board of Directors who are not employees, are eligible to participate in the Equity Plan. Consultants and advisors who perform services for us or any of our subsidiaries are also eligible to participate in the Equity Plan, subject to certain conditions set forth in the Equity Plan. The employees, non-employee directors and consultants and advisors who receive grants under the Equity Plan are collectively referred to herein as "grantees". As of August 28, 2009, approximately 174 employees and 10 non-employee directors (including four non-employee directors of Marlin Business Bank) were eligible to receive grants under the Equity Plan. As of August 28, 2009, no consultants or advisors were eligible to receive grants under the Equity Plan.

On August 28, 2009, the closing price of a share of our common stock on the Nasdaq was $7.84.

Types of Grants.

Options. Our Compensation Committee may grant to a grantee options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options that are not intended to qualify as incentive stock options, or any combination of incentive stock options and nonqualified stock options. Options become exercisable according to the terms and conditions determined by our Compensation Committee and set forth in the grant instrument. Our Compensation Committee may accelerate the exercisability of any or all outstanding options at any time for any reason.

The exercise price per share subject to an option will be determined by our Compensation Committee and will be equal to or greater than the last reported sale price of our shares of common stock on the date of grant. Our Compensation Committee also determines the term of each option, up to a maximum ten-year term. If the grantee of an incentive stock option is a person who holds more than ten percent of the total combined voting power of all classes of our outstanding shares, the term may not exceed five years from the date of grant and the exercise price cannot be less than 110% of the last reported sale price of the shares of common stock on the date of grant.

Options may be exercised while the grantee is employed by, or providing service to, us or within a specified period of time after termination of such service or employment. Grantees may pay the exercise price of an option: (i) in cash, (ii) with the approval of our Compensation Committee, by delivering to us shares of common stock owned by the grantee and having a fair market value on the date of exercise equal to part or all of the exercise price of the option or by attestation to ownership of such shares, (iii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (iv) by such other method approved by our Compensation Committee.

Stock Awards. Our Compensation Committee may issue or transfer shares of common stock to a grantee under a stock award upon such terms as our Compensation Committee deems appropriate. Our Compensation Committee may require that grantees pay consideration for the stock awards and may establish conditions under which restrictions on stock awards lapse over a period of time or according to such other criteria as our Compensation Committee determines appropriate. Our Compensation Committee will determine the number of shares of common stock to be issued or transferred pursuant to a stock award and the restrictions applicable to such shares. Unless our Compensation Committee determines otherwise, during the restriction period, the grantee will have the right to vote the shares of common stock subject to the stock award and to receive any dividends or other distributions paid on such shares, subject to any restrictions determined appropriate by our Compensation Committee.

SARs. Our Compensation Committee may grant SARs to a grantee separately or in tandem with any option. The base amount of each SAR will be established by our Compensation Committee at the time the SAR is granted and, unless our Compensation Committee determines otherwise, the base amount of each SAR will equal the per share exercise price of the related option or, if there is no related option, the last reported sale price of our common stock on the date of the grant of the SAR. Upon exercise of a SAR, the grantee will receive an amount equal to the excess of the last reported sale price of our common stock on the date of exercise over the base amount of the SAR set forth in the grant instrument. Such payment to the grantee will be in cash, in our common stock or a combination of cash and common stock, as determined by our Compensation Committee. Our Compensation Committee will also determine the period when SARs vest and become exercisable and whether SARs will be granted in connection with, or independently of, any options. Our Compensation Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may be exercised while the grantee is employed by, or providing service to, us or within a specified period of time after termination of such service or employment.

Stock Units. Our Compensation Committee may grant units representing one or more shares of common stock to a grantee upon such terms as our Compensation Committee deems appropriate. Each stock unit will represent the right of the grantee to receive an amount based on the value of a share of common stock, if specified conditions are met, or under other circumstances. Our Compensation Committee determines the number of stock units that will be granted, the requirements applicable to the stock units and any other terms and conditions of the stock unit. Payments with respect to stock units will be paid to the grantee in cash, our common stock or a combination of cash and common stock, as determined by our Compensation Committee.

Dividend Equivalents. Our Compensation Committee may include in a grant instrument with respect to any grant a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time the grant is outstanding and unexercised, on the shares of our common stock covered by the grant as if such shares were then outstanding. Our Compensation Committee determines whether dividend equivalents will be paid currently or credited to a bookkeeping account as a dollar amount or in the form of stock units. The terms and conditions of dividend equivalents are determined by our Compensation Committee.

Other Equity Awards. Our Compensation Committee may grant other equity-based awards (other than options, SARs, stock awards, stock units or dividend equivalents) that are based on, measured by or payable in our common stock to any grantee, on such terms and conditions as our Compensation Committee will determine. These other equity-based awards may be awarded subject to the achievement of performance goals or other conditions and are payable in cash, our common stock or any combination of cash and common stock. The terms and conditions for these other equity-based awards will be determined by our Compensation Committee.

Qualified Performance-Based Compensation. Our Compensation Committee may determine that stock awards, stock units, dividend equivalents and other equity-based awards granted to an employee will be considered "qualified performance-based compensation" under section 162(m) of the Internal Revenue Code. When stock awards, stock units, dividend equivalents and other equity-based awards that are to be considered "qualified performance-based compensation" are granted, our Compensation Committee will establish in writing (i) the objective performance goals that must be met, (ii) the performance period during which the performance goals must be met, (iii) the threshold, target and maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that our Compensation Committee deems appropriate and consistent with the Equity Plan and Section 162(m) of the Internal Revenue Code, including the employment requirements and payment terms. The performance goals may relate to the employee's business unit or our performance or the performance of our subsidiaries as a whole, or any combination of the foregoing. Our Compensation Committee will use objectively determinable performance goals based on one or more of the following criteria: total shareholder return; total shareholder return as compared to total shareholder return of comparable companies or a publicly available index; net income; pretax earnings; earnings before interest expense and taxes (EBIT); earnings before interest expense, taxes, depreciation and amortization (EBITDA); earnings per share; return on equity; return on assets; revenues; asset growth; operating ratios; access to and availability of funding; or asset quality.

Our Compensation Committee will establish the performance goals in writing either before the beginning of the performance period or during a period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other date as may be required or permitted under applicable regulations under section 162(m) of the Internal Revenue Code. The performance goals will satisfy the requirements for "qualified performance-based compensation," including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. Our Compensation Committee will not have discretion to increase the amount of compensation that is payable upon achievement of the designated performance goals.

If dividend equivalents are granted as "qualified performance-based compensation," the maximum amount of dividend equivalents that may be credited to the grantee's account in a calendar year is $250,000.

Our Compensation Committee will certify and announce the results for each performance period to all grantees promptly following the announcement of our financial results for the performance period. If and to the extent that our Compensation Committee does not certify that the performance goals have been met, the grants of stock awards, stock units, dividend equivalents or other equity-based awards for the performance period will be forfeited or will not be made, as applicable. Any grants that are to be paid as a result of achievement of performance goals will be paid as specified in the grant instrument.

Deferrals. Our Compensation Committee may permit or require a grantee to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to such grantee in connection with any grant under the Equity Plan. If any such deferral election is permitted or required, our Compensation Committee will establish rules and procedures for such deferrals, consistent with the applicable requirements of section 409A of the Internal Revenue Code.

Change of Control. Upon a change of control, (i) we will provide to each grantee with outstanding grants written notice of such change of control, (ii) all outstanding options and SARs will automatically accelerate and become fully exercisable, (iii) the restrictions and conditions on all outstanding stock awards will immediately lapse, and (iv) all grantees holding stock units, dividend equivalents and other equity-based awards will receive a payment in settlement of such stock units, dividend equivalents and other equity-based awards in an amount determined by our Compensation Committee.

Assumption of Grants. Upon a change of control where we are not the surviving corporation (or survive only as a subsidiary of another corporation), unless our Compensation Committee determines otherwise, all outstanding options and SARs that are not exercised will be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

Other Alternatives. Notwithstanding the foregoing, in the event of a change of control, unless the grantee's employment agreement, if any, with us provides otherwise, our Compensation Committee may take one or both of the following actions with respect to any or all outstanding options and SARs: our Compensation Committee may (i) require that grantees surrender their outstanding options and SARs in exchange for a payment by us, in cash or our common stock as determined by our Compensation Committee, in an amount equal to the amount by which the then fair market value of the shares of our common stock subject to the grantee's unexercised options and SARs exceeds the exercise price of the options or the base amount of the SARs, as applicable, or (ii) after giving grantees an opportunity to exercise their outstanding options and SARs, terminate any or all unexercised options and SARs at such time as our Compensation Committee deems appropriate. Such surrender or termination will take place as of the date of the change of control or such other date as our Compensation Committee may specify.

One-Time Option Exchange. The Equity Plan provides that no previously granted option may be repriced, replaced or regranted through cancellation or by lowering the option exercise price, without approval of our shareholders. Our shareholders are being asked to consider and approve, pursuant to Proposal 3, an amendment to the Equity Plan that would, upon approval of our shareholders, allow our Compensation Committee to provide for, and we may implement, a one-time-only option exchange offer, pursuant to which certain outstanding options could, at the election of the grantee, be tendered to us for cancellation in exchange for the issuance of a lesser amount of options with a lower exercise price. See Proposal 3 for a more detailed discussion of this Proposal.

Amendment and Termination. Our Board of Directors may amend or terminate the Equity Plan at any time; provided, however, that our Board of Directors will not amend the Equity Plan without shareholder approval if such approval is required in order to comply with the Internal Revenue Code or applicable laws or to comply with applicable stock exchange requirements. The Equity Plan will terminate on the day immediately preceding the tenth anniversary of its effective date, unless the Equity Plan is terminated earlier by our Board of Directors or is extended by our Board of Directors with the approval of our shareholders.

Federal Income Tax Consequences of Grants Under the Equity Plan. The federal income tax consequences of grants under the Equity Plan will depend on the type of grant. The following description provides only a general description of the application of federal income tax laws to grants under the Equity Plan. This discussion is intended for the information of shareholders considering how to vote at the Annual Meeting and not as tax guidance to grantees, as the consequences may vary with the types of grants made, the identity of the grantees and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local or foreign tax laws.

From the grantee's standpoint, as a general rule, ordinary income will be recognized at the time of delivery of shares of common stock or payment of cash under the Equity Plan. Future appreciation on shares of common stock held beyond the ordinary income recognition event will be taxable as capital gain when the shares of common stock are sold. As a general rule, we will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and we will not be entitled to any tax deduction with respect to capital gain income recognized by the grantee.

Exceptions to these general rules arise under the following circumstances:

- If shares of common stock, when delivered, are subject to a substantial risk of forfeiture by reason of any employment or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses, unless the grantee makes a special election to accelerate taxation under section 83(b) of the Internal Revenue Code.

- If an employee exercises an option that qualifies as an incentive stock option, no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares of common stock acquired upon exercise of the option are held until the later of (A) one year from the date of exercise and (B) two years from the date of grant. However, if the employee disposes of the shares acquired upon exercise of an incentive stock option before satisfying both holding period requirements, the employee will recognize ordinary income to the extent of the difference between the last reported sale price of the shares on the date of exercise (or the amount realized on the disposition, if less) and the exercise price, and we will be entitled to a tax deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income will be long-term or short-term capital gain, depending upon the length of time the employee held the shares before the disposition.

- A grant may be subject to a 20% penalty tax, in addition to ordinary income tax, at the time the grant becomes vested, plus interest, if the grant constitutes deferred compensation under section 409A of the Internal Revenue Code and the requirements of section 409A of the Internal Revenue Code are not satisfied.

Section 162(m) of the Internal Revenue Code generally disallows a publicly-held corporation's tax deduction for compensation paid to its chief executive officer and certain other most highly compensated officers in excess of $1 million in any year. Qualified performance-based compensation is excluded from the $1 million deductibility limit, and therefore remains fully deductible by the corporation that pays it. We intend that options and SARs granted under the Equity Plan will be qualified performance-based compensation. Stock units, stock awards, dividend equivalents, and other equity-based awards granted under the Equity Plan may be designated as qualified performance-based compensation if our Compensation Committee conditions such grants on the achievement of specific performance goals in accordance with the requirements of section 162(m) of the Internal Revenue Code.

Under the Equity Plan, we have the right to require that grantees pay to us an amount necessary for us to satisfy our federal, state or local tax withholding obligations with respect to grants. We may withhold from other amounts payable to a grantee an amount necessary to satisfy these obligations. Our Compensation Committee may permit a grantee to satisfy our withholding obligation with respect to grants paid in common stock by having shares withheld, at the time the grants become taxable, provided that the number of shares withheld does not exceed the individual's minimum applicable withholding tax rate for federal, state and local tax liabilities.

Equity Plan Benefits

Because awards to be granted in the future under the Equity Plan are at the discretion of our Compensation Committee, it is not possible to determine the benefits or the amounts to be received under the Equity Plan by our executive officers, employees or directors, except for the stock awards set forth in the following table. These grants represent the shares in excess of the current annual individual limit, which was derived by applying the equity compensation formula to the February 18, 2009 grant calculations for Messrs. Dyer and Pelose. These shares were not granted at that time because they would have exceeded the current annual individual limit. These shares will only be granted upon shareholder approval of the proposed amendment to the Equity Plan to increase the annual individual limit as set forth in this Proposal 2.

Name and Position	Stock Award
Daniel Dyer, Chief Executive Officer	86,400[1]
George D. Pelose, Chief Operating Officer and General Counsel	4,000[1]
Lynne C. Wilson, Senior Vice President and Chief Financial Officer	0
All Executive Officers as a Group (3 persons)	90,400
All Other Non-Executive Officers As a Group	0
Total	90,400

[1] Represents restricted performance shares where the restrictions will lapse over the three year period following the grant date if certain performance conditions are met.

Please refer to the description of grants made to our named executive officers in the last fiscal year described in the "Grants of Plan-Based Awards Table" in the Compensation Discussion and Analysis. Grants made to our non-employee directors in the last fiscal year are described in "Compensation of Directors" in the Compensation Discussion and Analysis. For further information regarding the potential benefits and amounts for participants in connection with the exchange program see Proposal 3. For further information regarding the proposed increase to the annual individual limit for the 2010 calendar year in connection with the exchange program, see Proposal 4.

Recommendation of the Board

Our Board of Directors recommends that the shareholders vote "FOR" the approval of the amendment to the Equity Plan to increase the maximum aggregate number of shares of our common stock that may be subject to grants made under the Equity Plan to any individual during any calendar year from 100,000 shares to 200,000 shares, and the Equity Plan as so amended. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Proposal 3:

To approve an amendment to the Equity Plan to allow a one-time stock option exchange program for our employees.

Introduction

Our Board of Directors has approved and recommended that our shareholders approve an amendment to the Equity Plan to allow for a one-time stock option exchange program for our employees. As the proposed amendment to the Equity Plan has already been approved by our Board of Directors on August 12, 2009, this amendment will automatically become effective upon approval by our shareholders. Shareholder approval of this amendment is being sought in order to meet the Nasdaq listing requirements and to satisfy the requirements under the Equity Plan which restricts option repricings without prior shareholder approval.

If implemented, the exchange program would allow us to cancel certain stock options currently held by our employees, including our named executive officers, in exchange for the grant of a lesser amount of stock options with lower exercise prices and a new vesting schedule and term. We will use exchange ratios that will result in a fair value of the replacement options to be granted that will be approximately equal to the fair value of the options that are surrendered. The 52-week high trading price of our common stock, measured as of the date of the Annual Meeting, will serve as a threshold for options eligible to be exchanged. This threshold is being used to ensure that only outstanding stock options that are substantially "underwater" (i.e., the exercise prices of the stock options are greater than our current stock price) are eligible for the exchange program. Members of our Board of Directors who are not our employees will not be eligible to participate in the exchange program. If our shareholders approve this amendment to the Equity Plan to allow the exchange program, our Board of Directors intends to commence the exchange program within six months following the Annual Meeting. Under the exchange program, our employees will be offered the right to exchange eligible options for replacement options, but will not have any obligation to do so. If our shareholders do not approve this amendment, the exchange program will not take place.

Overview of Stock Option Exchange Program

During the last few years, our stock price has experienced a significant decline due to the current global financial and economic crisis. We have taken a number of actions to transform and reinvigorate our business and improve our performance. However, our efforts have not yet had a significant impact on our stock price, which remains at a relatively low level. Consequently, our employees hold a significant number of stock options with exercise prices that greatly exceed both our current stock price and the average market price of our stock over the prior 12 months. We cannot provide any assurances that our efforts to transform and reinvigorate our business and improve our performance will ultimately result in any significant increases in our stock price in the near-term.

These underwater options no longer provide the long-term incentive or retention objectives that they were intended to provide or achieve, and our employees currently consider these underwater options as having little or no value. Continuing to retain these options delivers minimal retention or incentive value to our employees and provides limited opportunity to recapture value from the associated compensation expense unless these options are surrendered or cancelled.

Our Board of Directors believes the exchange program is an important component in our strategy to align employee and shareholder interests through our equity compensation program and address the employee incentive and retention issues. The exchange program is important for us because it will permit us to:

- *Provide renewed incentives to our employees who participate in the exchange program.* As of August 28, 2009, approximately 77% of all our outstanding stock options were underwater. The weighted average exercise price of the eligible underwater options was $14.01 as compared to a $7.84 closing price of our common stock on August 28, 2009. As a result, these stock options do not currently provide meaningful retention or incentive value to our employees. The exchange program will enable us to enhance long-term shareholder value by providing greater assurance that we will be able to retain experienced and productive employees, by improving the morale of our employees generally, and by aligning the interests of our employees more fully with the interests of our shareholders.

- *Meaningfully reduce our total number of outstanding stock options, or "overhang," represented by outstanding options that have high exercise prices and may no longer provide adequate incentives to our employees.* The eligible underwater stock options currently create an equity award overhang to our shareholders of approximately 559,394 shares (based on an assumed 52-week high closing price of our common stock of $8.74). As of August 28, 2009, the total number of shares of our common stock outstanding was 12,600,178 shares. We believe that keeping these underwater options outstanding does not serve the interests of our shareholders and does not provide the benefits intended by our equity compensation program. By replacing the eligible options with a lesser number of options with a lower exercise price, we will decrease our overhang. The overhang represented by the options granted pursuant to the exchange program will reflect an appropriate balance between our goals for our equity compensation program and our interest in minimizing our overhang and the dilution of our shareholders' interests.

- *Recapture value from compensation costs that we already are incurring with respect to outstanding underwater stock options.* These options were granted at the then fair market value of our common stock. Under applicable accounting rules, we will have to recognize a total of approximately $1.4 million in compensation expense related to eligible underwater options that become vested over time, $1.1 million of which has already been expensed as of August 28, 2009, and $339,000 of which we will continue to be obligated to expense, even if these options are never exercised, because the majority remain underwater. In addition, in the event the maximum performance targets are achieved with respect to outstanding underwater options that become vested based on the achievement of certain designated performance goals, we will have to recognize an additional $1.0 million of compensation expense. It is not an efficient use of our resources to recognize compensation expense on options that are not perceived by our employees as providing value. By replacing options that have little or no retention or incentive value with options that will provide both retention and incentive value while not creating additional compensation expense (other than immaterial expense that might result from fluctuations in our stock price after the exchange ratios have been set but before the exchange actually occurs), we will be making efficient use of our resources.

If our shareholders do not approve the Equity Plan amendment authorizing the exchange program, eligible options will remain outstanding and in effect in accordance with their existing terms. We will continue to recognize compensation expense for these options, even though the options may have little or no retention or incentive value.

Summary of Material Terms

If our shareholders approve the amendment to our Equity Plan authorizing the exchange program, the material terms of the exchange program will include eligibility, exchange ratios to be applied to eligible options, new vesting schedules and a new term that will apply to the replacement options granted pursuant to the exchange program. These terms are summarized here and described in further detail below.

- The exchange program will be open to all employees, including our named executive officers, who are employed by us as of the start of the exchange program and remain employees with us through the date the exchange program ends. Eligible employees will be permitted to exchange all or none of the eligible options for replacement options on a grant-by-grant basis.

- Members of our Board of Directors who are not our employees, as well as non-employee directors of Marlin Business Bank, will not be eligible to participate in the exchange program.

- Eligible options will consist of those outstanding options that become vested based on the passage of time, as well as those outstanding options that become vested based on the level of achievement of designated performance goals, that have an exercise price per share greater than the 52-week high trading price of our common stock, measured as of the date of the Annual Meeting. The eligible options for time-based option awards consist of approximately 373,095 shares, and for performance-based option awards consist of approximately 186,299 shares; however, the actual number of shares subject to eligible options will not be known until the exchange offer.

- The exchange ratios of shares subject to eligible options surrendered in exchange for replacement options granted will be determined in a manner intended to result in the grant of replacement options that have a fair value approximately equal to the fair value of the eligible options they replace. The exchange ratios will be established shortly before the start of the exchange program and will depend on the original exercise price of the eligible option and the then-current fair value of the option (calculated using a binomial valuation model). The exchange program will not be a one-for-one exchange. Instead, participating employees will receive replacement options pursuant to various exchange ratios that will cover a lesser numbers of shares (with a lower exercise price) than are covered by the surrendered eligible options.

- Each replacement option will have an exercise price per share equal to the closing price of our common stock on the date of grant, and will have a new seven-year term.

- None of the replacement options will be vested on the date of grant of such replacement options. Instead, replacement options received on account of surrendered eligible options that become vested based on the passage of time will become vested in four equal annual installments from the date of grant, with the first 25% becoming vested on the first anniversary of the date of grant of the replacement option. Replacement options received on account of surrendered eligible options which become vested based on the level of achievement of certain performance-based goals will become vested on the later of the date of the certification of the applicable performance goals by the Compensation Committee or the third anniversary of the date of grant of the replacement option; provided, that the performance criteria (i.e., EPS growth targets) set forth in the original option will continue to apply to the replacement option for the remainder of the applicable performance period and the number of shares subject to the replacement option that actually become vested, if any, will depend on the level of achievement of the relevant performance goals. If the original performance criteria are not met at the minimum level with respect to the replacement options that are subject to performance-based vesting requirements, such options will not become vested and the shares subject to such options will be returned to the pool of shares available for future grants under the Equity Plan.

- Our Board of Directors intends to commence the exchange program within the six month period following the date of shareholder approval at the Annual Meeting. Our Board of Directors will determine the actual start date within that time period; provided, that the replacement options will be granted in the 2010 calendar year. If we do not commence the exchange program within such six month period, any future exchange or similar program will be a new one, requiring new shareholder approval before we can implement it.

While the terms of the exchange program are expected to be materially similar to the terms described in this proposal, our Board of Directors may change the terms of the exchange program in its sole discretion to take into account a change in circumstances, as described below, and may determine not to implement the exchange program even if shareholder approval is obtained.

Reasons for the Option Exchange Program

We believe that stock options are a critical tool to align our employees' interests with those of our shareholders and comprise an important compensation and incentive element for our employee compensation program. We have historically granted stock options to selected employees to incentivize, reward and motivate such employees' performance and to encourage them to continue their employment with us. We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business and satisfy client needs. Competition for these types of employees is intense, and many companies use equity incentives (including stock options) as a means of attracting, motivating and retaining their best employees. Our employees' compensation packages include a number of different components. However, equity compensation is one of the main components as it encourages our employees to work toward our success and provides a means by which our employees benefit from increasing our stock price. Much of our current business strategy involves multi-year initiatives designed to expand our markets and grow our revenues. In order to execute our strategy, it is imperative that we retain our employees.

In the face of the current economic crisis, our Board of Directors has determined that the grant of replacement options under the proposed option exchange program would be an important element of compensation for our management team. As a financing source for small businesses, our company requires substantial funding to operate, so the current unavailability of financing from capital market sources constrains our ability to grow. To help meet our own capital needs we established Marlin Business Bank as a wholly owned subsidiary. During its three year de novo period (which expires in March 2011), the size of Marlin Business Bank is limited by its original order from the Federal Deposit Insurance Corporation ("FDIC"). We have requested a modification to the FDIC order to permit us to inject additional capital into the bank so that we can increase its size prior to the expiration of the de novo period in March 2011. To date, the FDIC has not approved this request. Upon the expiration of the de novo growth limitations (either in March 2011 or earlier if approved by the FDIC), we expect to expand the use of Marlin Business Bank as a funding source for our business. While we await the lapse of de novo restrictions, our Board of Directors believes it is critical to retain and incentivize the current management team during this period through the grant of replacement stock options with exercise prices at current market values and multi-year vesting requirements.

The sharp decline in our stock price since early 2008 has left many of the outstanding stock options held by our employees largely valueless because the exercise price of those outstanding options far exceeds our current stock price. As of August 28, 2009, the eligible stock options have a weighted average exercise price of $14.01, which was 78% greater than the current market value of our common stock (as of August 28, 2009), and a weighted average remaining term of approximately 3.9 years. As of August 28, 2009, approximately 77% of all our outstanding stock options were underwater. In addition, more than 82% of our employees that hold stock options hold some stock options that have exercise prices that are greater than our $7.84 closing price on August 28, 2009. This means that a significant number of our stock options fail to provide the incentive and retention benefits they were designed to provide, as they are perceived to have little or no value to a majority of our employees.

We believe that the proposed exchange program will address these incentive and retention issues. In light of the four-year annual vesting schedule for time-based vesting options and continuation of the performance criteria and three-year cliff vesting schedule for performance-based vesting options and, in both cases, potential for future appreciation in value, the replacement options to be granted in the exchange program will serve as a powerful inducement to our employees to continue their employment with us and to provide dedicated service to us to help us achieve our growth objectives. The exchange program is designed to restore the incentive value of our equity award program by providing employees with an opportunity to exchange deeply underwater stock options for new stock options covering fewer shares, but with an exercise price based on the current, dramatically lower stock price, and requiring another four years (with respect to time-based vesting options) and at least another three years (with respect to performance-based vesting options) of future service in order to fully vest. In effect, the exchange program will enable us to realign the exercise prices of previously granted options with the current value of our common stock, so that these outstanding options once again become important tools to help motivate and retain our existing employees by maintaining the competitiveness of our compensation program.

The exchange program will allow us to recapture value from compensation costs that we already are incurring with respect to outstanding underwater stock options. These options were granted at the then fair market value of our common stock on the relevant date of grant. Under applicable accounting rules, we will continue to be obligated to recognize $339,000, as of August 28, 2009, in compensation expense related to eligible time-based vesting underwater stock options, even if these stock options are never exercised because the majority remain underwater. In addition, in the event the maximum performance targets are achieved with respect to outstanding performance-based vesting options, we will have to recognize an additional $1.0 million of compensation expense. We believe it is not an efficient use of our resources to recognize compensation expense on stock options that are not perceived by our employees as providing value. By replacing stock options that have little or no retention or incentive value with stock options that will provide both retention and incentive value while not creating substantial compensation expense, we will be making efficient use of our resources.

The exchange program will reduce the aggregate number of shares reserved for outstanding stock options immediately following the grant of the replacement options, thereby reducing present overhang, and shares subject to surrendered options will again become available for future grants, which should delay the need to seek shareholder approval for additional shares under the Equity Plan. By way of illustration, based on the assumptions described below, if all eligible options are exchanged, options to purchase approximately 559,394 shares will be surrendered and cancelled (although they will be returned to the grant pool available under the Equity Plan), while replacement options covering approximately 391,830 shares will be granted, resulting in a net reduction of options covering approximately 167,564 shares. The return of shares will constitute an efficient use of the shares available for future issuance. All eligible options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

Although members of our Board of Directors who are not our employees also hold options that are significantly underwater, our non-employee directors are not eligible to participate in the exchange program. This reduces any conflict of interest that would otherwise exist in our non-employee directors' approval of the exchange program.

Alternatives Considered

Our Board of Directors retained an independent compensation consultant, Thomas V. McCarthy, to assist it in evaluating available alternatives to determine how best to incentivize and retain key employees with significantly underwater stock options. In deciding to approve the exchange program, our Board of Directors considered a number of alternatives to incentivize and retain our employees, including:

- *Grant additional equity awards.* We considered special grants of additional stock options at current market prices or another form of equity award such as restricted stock. However, these additional grants would substantially increase our overhang, and the dilution to our shareholders.

- *Exchange options for cash.* We also considered implementing a program to exchange underwater options for cash payments. However, an exchange program for cash would increase our compensation expenses, reduce our cash flow from operations and would be less in line with our pay-for-performance compensation philosophy, which could adversely affect our business and operating results. In addition, we do not believe that such a program would have significant long-term retention value.

- *Exchange options for shares of restricted stock.* We also considered implementing a program to exchange underwater options for shares of restricted stock. However, in order to ensure that the exchange program is approximately expense-neutral from an accounting perspective, the exchange ratios for an options-for-restricted stock exchange program would need to be substantially higher than for an options-for-options exchange program (i.e., fewer replacement awards granted). Thus, we believe that employee participation in an options-for-restricted stock exchange program would be lower than with an options-for-options exchange program. In addition, we felt that the grant of the replacement options, with an exercise price equal to the fair market value of our common stock on the date of grant, would provide greater incentive for our employees to increase the value of our common stock and more directly align the interests of our employees with our shareholders.

- *Allow the existing stock options to remain outstanding.* Because so many of the stock options held by our employees are significantly underwater, our Board of Directors believed that employees holding stock options that are significantly underwater would not have the same incentives as employees holding stock options that were granted more recently with lower exercise prices. It could be difficult to retain employees with stock options that are significantly underwater and the failure to retain these employees could negatively impact our business.

Description of the Option Exchange Program

Implementing the Exchange Program. We have not commenced the exchange program and will not do so unless our shareholders approve this proposal. If we receive shareholder approval of the Equity Plan amendment permitting the exchange program, the exchange program will commence at a time determined by our Board of Directors, with terms expected to be materially similar to those described in this Proposal. If we receive the required shareholder approval for the Equity Plan amendment, the approval will be for a one-time exchange program. Even if our shareholders approve this Proposal, our Board of Directors may still later determine not to implement the exchange program. It is currently anticipated that the exchange program will commence within six months after the date of the shareholder approval and replacement options will be granted in the 2010 calendar year. However, if we do not commence the exchange program within such six month period, we will not commence an exchange or similar program without again seeking and receiving shareholder approval.

Upon commencement of the exchange program, we will provide employees holding eligible options with written materials (the "offer to exchange") explaining the precise terms and timing of the exchange program. Eligible employees would be given at least 20 business days (or such longer period as we may elect to keep the exchange program open) to elect to exchange all or none of their eligible options, on a grant-by-grant basis, for replacement options. After the offer to exchange is closed, we will cancel the eligible options surrendered for exchange, and our Compensation Committee will approve grants of replacement options to participating employees in accordance with the applicable exchange ratios. All such replacement options will be granted under the Equity Plan and would be subject to the terms of the Equity Plan.

At or before commencement of the exchange program, we will file the offer to exchange and other related documents with the SEC as part of a tender offer statement on Schedule TO. Employees, as well as shareholders and members of the public, will be able to access the offer to exchange and other documents we file with the SEC free of charge from the SEC's web site at www.sec.gov or on our Investor Relations web site at www.marlincorp.com.

If you are both a shareholder and an employee holding eligible options, please note that voting to approve the Equity Plan amendment authorizing the exchange program does not constitute an election to participate in the exchange program.

Eligible Options. To be eligible for exchange under the exchange program, an underwater option must not have a per share exercise price at or below the 52-week high trading price of our common stock as reported by the Nasdaq measured as of the date of the Annual Meeting.

Eligible Participants. The exchange program will be open to all employees, including our named executive officers, who hold eligible options. To be eligible, an individual must be employed by us on the date the offer to exchange commences and must remain employed by us through the date the replacement options are granted. The exchange program will not be open to members of our Board of Directors who are not our employees or to nonemployee directors of Marlin Business Bank. As of August 28, 2009, there were approximately 18 employees, including our three named executive officers, eligible to participate in the exchange program.

Participation by Executive Officers. Our Board of Directors believes it is in our and our shareholders' best interests to permit our executive officers to be eligible to participate in the exchange program because the replacement options granted in the exchange program will likely provide much stronger incentives to our executive officers than their existing underwater options to remain in our service during these challenging economic times and to take actions that drive revenue growth, profitability and our other business objectives, and thereby create shareholder value. Additionally, our executive officers may be subject to competing offers of employment with new attractive long-term incentive opportunities while their options to purchase our shares are underwater without any material retention or incentive value. The exchange program will require, with respect to eligible options that vest based on time, an additional four years of service in order to fully vest, and, with respect to eligible options that vest based on the achievement of performance goals, satisfaction of the same performance criteria and at least an additional three years of service in order to fully vest. Please see the table under "Plan Benefits Relating to the Option Exchange Program" for a list of outstanding stock options held by our executive officers that may be eligible for the exchange program.

Exchange Ratios. Exchange ratios will be designed to result in a fair value, for accounting purposes, of the replacement options that will be approximately equal to the fair value of the eligible options that are surrendered in the exchange (based on valuation assumptions made when the offer to exchange commences). These ratios will be designed to make the grant of replacement options accounting expense neutral. Our Board of Directors will determine the actual exchange ratios shortly before the start of the exchange program.

We will establish the exchange ratios by grouping together eligible options with similar exercise prices and assigning an appropriate exchange ratio to each grouping. We will base these exchange ratios on the fair value of the eligible options, calculated using a binomial valuation model, within the relevant grouping. The calculation of fair value using the binomial valuation model takes into account many variables, such as the volatility of our stock and the expected term of an option, including consideration of the ratio of stock price to the exercise price at which exercise is expected to occur. As a result, the exchange ratios may not necessarily increase as the exercise price of the option increases. Setting the exchange ratios in this manner is intended to result in the issuance of replacement options that have a fair value approximately equal to or less than the fair value of the surrendered eligible options they replace. This will eliminate any additional compensation cost that we must recognize on the replacement options, other than immaterial compensation expense that might result from fluctuations in our stock price after the exchange ratios have been set, but before the exchange actually occurs. For instance, eligible options with exercise prices from $8.75 — $9.99 per share might have an exchange ratio of 1.20 shares of the eligible option for each share of the replacement option to be received in exchange, while eligible options with exercise prices from $16.00 — $17.99 per share might have an exchange ratio of 1.65 shares of the eligible option for each share of the replacement option to be received in exchange.

Although we cannot determine the exchange ratios now, we can provide an example if we make certain assumptions regarding the start date of the offer to exchange, the fair value of the eligible options, and the market price of our common stock. For illustration purposes, assume we were to begin the exchange program on November 1, 2009, which would allow us to include in the exchange program a substantial percentage of our outstanding underwater options, and assume that the applicable 52-week high would be $8.74. As a result, options with an exercise price above $8.74 per share would be eligible for the exchange program. If, at the time we set the exchange ratios, the market price of our common stock was $8.00 per share, then based on the above method of determining the exchange ratio, the following exchange ratios would apply:

If the Exercise Price of an Eligible Option Is:	The Exchange Ratio Would Be (Eligible Option to Replacement Option):
$ 8.75 to $ 9.99	1.20-to-1
$10.00 to $13.99	1.35-to-1
$14.00 to $15.99	1.60-to-1
$16.00 to $17.99	1.65-to-1
$18.00 to $19.99	1.70-to-1
$20.00 to $21.99	1.80-to-1
$22.00 to $22.99	2.00-to-1

The foregoing exchange ratios are provided merely as an example of how we would determine the exchange ratios if we were commencing the exchange offer based on an $8.00 share price. We will apply the same methodology once these factors are decided closer to the time of commencement of the exchange program. The total number of replacement options a participating employee will receive with respect to a surrendered eligible option will be determined by converting the number of shares underlying the surrendered eligible option according to the applicable exchange ratio and rounding down to the nearest whole share. We will apply the exchange ratios on a grant-by-grant basis.

For purposes of example only, if a participating employee exchanged an eligible option for 100 shares (which vests based on the passage of time) with an exercise price of $10.00 per share and the exchange ratio was one share of replacement option for every 1.35 surrendered eligible option shares, the employee would receive a replacement option for 74 shares in exchange for the surrendered eligible option (100 divided by 1.35). If the employee also exchanged another eligible option (which vests based on the passage of time) for 200 shares with an exercise price of $21.00 per share and the exchange ratio was one share of replacement option for every 1.80 surrendered eligible option shares, the employee would receive a replacement option for 111 shares in exchange for the surrendered eligible option (200 divided by 1.80). The replacement option for the 74 and 111 shares, respectively, will vest in four equal annual installments from the date of grant, with the first 25% of the shares becoming vested on the first anniversary of the date of grant of the replacement option.

Assume for example that the employee further exchanged a third eligible option for 500 shares (which vests based on the level of satisfaction of designated performance criteria) with an exercise price of $22.00 per share and the exchange ratio was one share of replacement option for every 2.00 surrendered eligible option shares, the employee would receive a replacement option for 250 shares in exchange for the surrendered eligible option (500 divided by 2.00). The replacement option for 250 shares will continue to be subject to the performance criteria that governed the exchanged eligible option. As a consequence, if at the end of the performance period, the Compensation Committee certifies that 100% of the shares subject to the option become vested based on the level of achievement of the performance criteria, the employee would be eligible to exercise 250 shares on the later of the date on which the Compensation Committee certifies the level of achievement of the performance criteria or the third anniversary of the date of grant of the replacement option.

Continuing this example, if we assume that all eligible options (as of August 28, 2009) remain outstanding and the option holders remain eligible to participate, the following table summarizes information regarding the eligible options and the replacement options that would be granted in the exchange (rounding down in the event of fractional replacement options):

Exercise Prices of Eligible Options	Number of Shares Underlying Eligible Options	Weighted Average Exercise Price of Eligible Options	Weighted Average Remaining Contractual Term of Eligible Options (Years)	Exchange Ratio	Maximum Number of Shares Underlying Replacement Options That May be Granted
$ 8.75 to $ 9.99	199,009	$ 9.51	5.264	1.20-to-1	165,831
$10.00 to $13.99	106,645	$10.18	1.986	1.35-to-1	78,994
$14.00 to $15.99	37,484	$14.74	4.254	1.60-to-1	23,425
$16.00 to $17.99	39,366	$17.52	2.108	1.65-to-1	23,855
$18.00 to $19.99	55,538	$18.86	4.127	1.70-to-1	32,664
$20.00 to $21.99	115,278	$21.12	3.882	1.80-to-1	64,025
$22.00 to $22.99	6,074	$22.21	2.923	2.00-to-1	3,036
Total	559,394	$14.01	3.926		391,830

After the exchange, as presented in this example (assuming all eligible options are tendered and without including any grants after August 28, 2009), there will be 805,251 shares available for grant under the Equity Plan, and there will be 623,817 shares subject to outstanding options. These outstanding options would have a weighted average exercise price of $7.69 and a weighted average remaining term of 5.49 years.

Election to Participate. Participation in the exchange program will be voluntary. Eligible employees will be permitted to exchange all or none of the eligible options for replacement options on a grant-by-grant basis.

Exercise Price of Replacement Options. All replacement options will be granted with an exercise price equal to the closing price of our common stock on the replacement option grant date as reported by the Nasdaq.

Vesting of Replacement Options. The replacement options for surrendered eligible options subject to time-based vesting will vest in four equal annual installments from the date of grant, with the first 25% becoming vested on the first anniversary of the date of grant of the replacement option. The replacement options for surrendered eligible options subject to performance-based vesting will retain the same performance criteria that governed the surrendered eligible options that are subject to performance-based vesting, and the number of shares subject to the replacement adjustment, after taking into account the level of achievement of the performance criteria, will vest in full on the later of the date of the Compensation Committee's certification of the relevant performance criteria and the third anniversary of the date of grant of the replacement option.

Term of the Replacement Options. The replacement options will have a seven-year term.

Other Terms and Conditions of the Replacement Options. The other terms and conditions of the replacement options will be set forth in an option agreement to be entered into as of the replacement option date of grant. Any additional terms and conditions will be comparable to the other terms and conditions of the eligible options. All replacement options will be nonqualified stock options granted under the Equity Plan, regardless of the tax status of the eligible options surrendered for exchange.

Return of Eligible Options Surrendered. The eligible options surrendered for exchange will be cancelled and all shares of common stock that were subject to such surrendered options will again become available for future awards under the Equity Plan.

Accounting Treatment. Under Financial Accounting Standards Board Accounting Standards Codification 718-20-35-3, the exchange of options under the option exchange program is treated as an exchange of the original awards for new awards. Accordingly, we will recognize the unamortized compensation cost of the surrendered options, as well as the incremental compensation cost of the replacement options granted in the exchange program, ratably over the vesting period of the replacement options. The incremental compensation cost will be measured as the excess, if any, of the fair value of each replacement option granted to our employees in exchange for surrendered eligible options, measured as of the date the replacement options are granted, over the fair value of the surrendered eligible options in exchange for the replacement options, measured immediately prior to the cancellation. Because it is intended that the exchange ratios will be calculated to result in the fair value of surrendered eligible options being approximately equal to the fair value of the options replacing them, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the exchange program. In the event that any of the replacement options are forfeited prior to their vesting due to termination of employment, or because the performance goals are not achieved at the maximum level for replacement options that become vested based on the achievement of certain performance criteria, the incremental compensation cost for the forfeited replacement options will not be recognized.

U.S. Federal Income Tax Consequences. The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the exchange program. A more detailed summary of the applicable tax considerations to participating employees will be provided in the offer to exchange. We believe the exchange of eligible options for replacement options pursuant to the exchange program should be treated as a non-taxable exchange and neither we nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible options and the grant of replacement options. However, the tax consequences of the exchange program are not entirely certain, and the Internal Revenue Service is not precluded from adopting a contrary position. The law and regulations themselves are also subject to change. All holders of eligible options are urged to consult their own tax advisors regarding the tax treatment of participating in the exchange program under all applicable laws prior to participating in the exchange program.

Potential Modification to Terms to Comply with Governmental Requirements. The terms of the exchange program will be described in an offer to exchange that will be filed with the SEC. Although we do not anticipate that the SEC will require us to materially modify the exchange program's terms, it is possible that we will need to alter the terms of the exchange program to comply with comments from the SEC. Changes in the terms of the exchange program may also be required for tax purposes for participants in the United States as the tax treatment of the exchange program is not entirely certain. Our Board of Directors will retain the discretion to make any such necessary or desirable changes to the terms of the exchange program for purposes of complying with comments from the SEC or optimizing the U.S. federal tax consequences.

Plan Benefits Relating to the Option Exchange Program

Because participation in the exchange program is voluntary, the benefits or amounts that will be received by any participant, if this proposal is approved and the exchange program is implemented, are not currently determinable, since we are not able to predict who or how many participants will elect to participate, how many options will be surrendered for exchange or the number of replacement options that may be granted. Our named executive officers will be eligible to participate in the exchange program. Based on the assumptions described above, including an assumed $8.74 52-week high trading price of our common stock and a $8.00 share price, the maximum number of shares underlying outstanding options that would be cancelled would be 559,394 shares, and the maximum number of shares underlying new options that would be granted would be 391,830 shares. The table below lists all outstanding stock options as of August 28, 2009, held by our employees and named executive officers which may be eligible for the exchange program, based on the assumptions described above, if shareholder approval is obtained:

Name and Position	Aggregate Number of Eligible Options	Number of Eligible Time-Based Vesting Options	Number of Eligible Performance-Based Vesting Options	Weighted Average Exercise Price of Eligible Options	Number of Shares Underlying Replacement Options That May Be Granted[5]
Daniel Dyer, Chief Executive Officer	195,270	139,291[1]	55,979	$14.06	135,845
George D. Pelose, Chief Operating Officer and General Counsel	148,546	108,942[2]	39,604	$13.40	104,574
Lynne C. Wilson, Senior Vice President and Chief Financial Officer	35,810	14,943[3]	20,867	$14.20	25,784
All Executive Officers as a Group (3 persons)	379,626	263,176	116,450	$13.82	266,203
All Other Non-Executive Officers As a Group	179,768	109,919[4]	69,849	$14.42	125,627
Total	559,394	373,095	186,299	$14.01	391,830

1 Of the 139,291 time-based vesting options held by Mr. Dyer, 111,648 shares (or 80.2%) are currently fully vested, while the remaining 27,643 time-based vesting option shares have a weighted remaining vesting life of 1.22 years.

2 Of the 108,942 time-based vesting options held by Mr. Pelose, 88,845 shares (or 81.5%) are currently fully vested, while the remaining 20,097 time-based vesting option shares have a weighted remaining vesting life of 1.26 years.

3 Of the 14,943 time-based vesting options held by Ms. Wilson, 5,868 shares (or 39.3%) are currently fully vested, while the remaining 9,075 time-based vesting option shares have a weighted remaining vesting life of 1.38 years.

4 Of these 109,919 time-based vesting options held by all other Non-Executive Officers as a group, 69,043 shares (or 62.8%) are currently fully vested, while the remaining 40,876 time-based vesting option shares have a weighted remaining vesting life of 1.31 years.

5 The replacement options for time-based vesting eligible options will vest in four equal annual installments from the date of grant, with the first 25% of the shares becoming vested on the first anniversary of the date of grant of the replacement option. The replacement options for performance-based vesting options will be further adjusted to reflect the level of achievement of the original performance criteria and vest on the later of the date the Compensation Committee certifies the performance goals and the third anniversary of the date of grant of the replacement option. Any shares subject to a replacement option for performance-based eligible options that do not vest because the level of achievement of the performance goals is not achieved at the maximum level, as certified by the Compensation Committee, will be forfeited as of the date of the certification by the Compensation Committee of the performance goals for such replacement option.

Effect on Shareholders

We are unable to predict the precise impact of the exchange program on our shareholders because we are unable to predict how many or which employees will exchange their eligible options. The exchange program was designed in the aggregate to be expense-neutral to our shareholders while reducing the overhang. Based on the assumptions described above, including an assumed $8.74 52-week high trading price of our common stock and a $8.00 share price, if all eligible options are exchanged, options to purchase approximately 559,394 shares will be surrendered and cancelled, while replacement options covering approximately 391,830 shares will be granted resulting in a net reduction in the equity award overhang by approximately 167,564 shares. Following the exchange program, if all eligible options are exchanged, we will have approximately 623,817 shares subject to outstanding options, with a weighted average exercise price of $7.69 and a weighted average remaining term of 5.49 years. The total number of shares subject to outstanding equity awards under the Equity Plan, as of August 28, 2009, including the replacement options, would be approximately 1,514,764 shares. As of August 28, 2009, the total number of shares of our common stock outstanding was 12,600,178.

Text of Amendment to Equity Plan

In order to permit us to implement the one-time stock option exchange program in compliance with the Equity Plan and applicable Nasdaq listing rules, our Board of Directors approved an amendment to the Equity Plan, subject to approval of the amendment by our shareholders. We are seeking shareholder approval to amend the Equity Plan to allow for the exchange program. The amendment would add a new Section 19(f) to the Equity Plan and read in its entirety as follows:

> "(f) One-Time Option Exchange. Notwithstanding any other provision of the Plan to the contrary, upon approval of the Company's shareholders at its 2009 Annual Meeting of shareholders, the Board may provide for, and the Company may implement, a one-time-only option exchange offer for the Company's and its subsidiaries' Employees, including Employees who are officers or members of the Board pursuant to which certain outstanding Options to purchase shares of Company Stock could, at the election of the Grantee, be tendered to the Company for cancellation in exchange for the issuance of a new Option that will represent the ability to purchase, with a lower exercise price, a lesser number of shares of Company Stock as compared to the cancelled Options, provided that such one-time-only option exchange offer is commenced within six months following the date of such shareholder approval."

Summary of the Equity Plan

A summary of the material terms of the Equity Plan, as proposed to be amended, is set forth in Proposal 2. A copy of the proposed amendment to the Equity Plan to allow the one-time option exchange program is attached as Appendix B to this Proxy Statement.

Recommendation of the Board

Our Board of Directors recommends that the shareholders vote "FOR" the approval of the amendment to the Equity Plan to allow a one-time stock option exchange program for our employees. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Proposal 4:

To approve an amendment to the Equity Plan to increase the maximum aggregate number of shares of our common stock that may be subject to grants made under the Equity Plan to any individual during the 2010 calendar year to 300,000 shares if the option exchange program is approved, and the Equity Plan as so amended.

Introduction

On August 12, 2009, our Board of Directors adopted, subject to shareholder approval at the Annual Meeting, an amendment to the Equity Plan that would increase the maximum aggregate number of shares of our common stock that may be subject to grants made under the Equity Plan to any individual during the 2010 calendar year to 300,000 shares if our shareholders approve the one-time option exchange program as described under Proposal 3; provided that no more than 200,000 of these shares may be issued pursuant to grants to any individual outside the exchange program. Our Board of Directors has directed that the proposed amendment to the Equity Plan to increase the annual individual limit for the 2010 calendar year and the Equity Plan, and the Equity Plan as so amended, be submitted to our shareholders for their approval at the Annual Meeting. Shareholder approval is being sought so that the compensation attributable to grants under the Equity Plan may continue to qualify for an exemption from the deduction limitation under Section 162(m) of the Internal Revenue Code and in order to meet the Nasdaq listing requirements. If approved by our shareholders, the amendment to increase the annual individual limit for the 2010 calendar year will become effective as of the date of the Annual Meeting.

If our shareholders approve the one-time option exchange program as described under Proposal 3, our named executive officers who participate in the option exchange program will be receiving new replacement options in exchange for the cancellation of their eligible options. We anticipate that the new replacement options will be granted sometime in the first quarter of 2010. The new replacement options will be deemed new grants under the Equity Plan and will be counted against the annual individual limit under the Equity Plan. The grant of the new replacement options, coupled with the normal annual equity grants expected to be made in 2010 to our named executive officers pursuant to the formulaic approach recommended by Watson Wyatt, will likely result in the total number of shares granted to any one of our named executive officers to exceed the annual individual limit, as proposed to be increased under Proposal 2, under the Equity Plan for 2010. Accordingly, we are asking our shareholders to approve the amendment to the Equity Plan to increase the annual individual limit under the Equity Plan to 300,000 shares for the 2010 calendar year if our shareholders approve the one-time option exchange program; provided that no more than 200,000 of these shares may be issued pursuant to grants to any individual outside the exchange program. If this increase in shares is not approved by our shareholders, the total number of shares which may be granted to any one of our named executive officers in 2010, which would include the replacement options if the exchange program described in Proposal 3 is approved by our shareholders, will be limited to the annual individual limit under the Equity Plan as set forth in Proposal 2, if Proposal 2 is approved by our shareholders, and further limited if Proposal 2 is not approved by our shareholders. If the one-time option exchange program described in Proposal 3 is not approved by our shareholders at the Annual Meeting, we will not need to increase the annual individual limit to 300,000 shares for the 2010 calendar year.

Summary of the Equity Plan

A summary of the material terms of the Equity Plan, as proposed to be amended, is set forth in Proposal 2. A copy of the proposed amendment to the Equity Plan to increase the maximum aggregate number of shares of our common stock that may be subject to grants made under the Equity Plan to any individual during the 2010 calendar year to 300,000 shares if our shareholders approve the one-time option exchange program is attached as Appendix C to this Proxy Statement.

Equity Plan Benefits

Because awards to be granted in the future under the Equity Plan are at the discretion of our Compensation Committee, it is not possible to determine the benefits or the amounts to be received under the Equity Plan by our executive officers, employees or directors, for 2010 and, if the exchange program is approved as set forth in Proposal 3, it is not possible to determine the number of eligible options that will be exchanged for replacement options. Please refer to the table under "Plan Benefits Relating to the Option Exchange Program" under Proposal 3 for a list of all outstanding stock options as of August 28, 2009, held by our employees and named executive officers which may be eligible for the exchange program, based on the assumptions described in Proposal 3, if shareholder approval of Proposal 3 is obtained. Please also refer to the description of grants made to our named executive officers in the last fiscal year described in the "Grants of Plan-Based Awards Table" in the Compensation Discussion and Analysis. Grants made to our non-employee directors in the last fiscal year are described in "Compensation of Directors" in the Compensation Discussion and Analysis. For further information regarding the potential benefits and amounts for participants in connection with the exchange program, see Proposal 3.

Recommendation of the Board

Our Board of Directors recommends that the shareholders vote "FOR" the amendment to the Equity Plan to increase the maximum aggregate number of shares of our common stock that may be subject to grants made under the Equity Plan to any individual during the 2010 calendar year to 300,000 shares if our shareholders approve the one-time option exchange program, and the Equity Plan as so amended. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of August 31, 2009, by:

- each person or entity known by us to own beneficially more than 5% of our stock;
- each of our named executive officers in the Summary Compensation Table below;
- each of our directors and nominees; and
- all of our executive officers, directors and nominees as a group.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Executive Officers, Directors and Nominees		
Daniel P. Dyer[1,2]	485,994	3.86%
George D. Pelose[1,2]	378,334	3.0
Lynne C. Wilson[1,2]	86,433	*
John J. Calamari[3]	23,330	*
Lawrence J. DeAngelo[3]	31,317	*
Edward Grzedzinski[1,3]	17,054	*
Kevin J. McGinty[3]	76,557	*
James W. Wert[3]	74,167	*
Matthew J. Sullivan[1,3,4]	2,320,413	18.4
All executive officers, directors and nominees as a group (9 persons)[1,5]	3,493,599	27.7
5% Shareholders		
Peachtree Equity Investment Management, Inc.[6] 1170 Peachtree St., Ste. 1610 Atlanta, GA 30309	2,309,934	19.6
Columbia Wanger Asset Management, L.P.[7] 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,214,550	9.93
William Blair & Company, LLC[8] 222 W. Adams Street Chicago, IL 60606	1,046,465	8.56
Primus Venture Partners IV, Inc.[9] 5900 Landerbrook Dr., Ste. 200 Cleveland, OH 44124-4020	823,713	6.7
Red Mountain Capital Management, Inc.[10] 10100 Santa Monica Blvd, Ste. 925 Los Angeles, CA 90067	654,128	5.2

* Represents less than 1%.

1 Does not include options vesting more than 60 days after August 31, 2009, held by Mr. Dyer (83,622), Mr. Pelose (59,701), Ms. Wilson (29,942), Mr. Grzedzinski (1,250), and Mr. Sullivan (3,750). Does include, where applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan, as amended.

[2] Includes options for Mr. Dyer (160,648), Mr. Pelose (135,895) and Ms. Wilson (5,868) to purchase shares that are currently exercisable or will become exercisable within 60 days following August 31, 2009.

[3] Includes options for Mr. Calamari (13,857), Mr. DeAngelo (13,857), Mr. Grzedzinski (9,946), Mr. McGinty (45,048), Mr. Sullivan (4,954), and Mr. Wert (25,303) to purchase shares that are currently exercisable or will become exercisable within 60 days following August 31, 2009.

[4] Includes 2,000 unrestricted shares owned directly by Mr. Sullivan and 3,525 restricted shares awarded to Mr. Sullivan in connection with Board appointment and membership in accordance with the Corporation's Director compensation program described above in "Directors' Compensation". The remaining 2,309,934 shares are reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

[5] Includes options to purchase 415,376 shares that are currently exercisable or will become exercisable within 60 days following August 31, 2009.

[6] The shares reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

[7] The shares reported as beneficially owned by Columbia Wanger Asset Management, L.P. ("Columbia") are reported as of December 31, 2008, based on a Schedule 13G/A filed by Columbia on February 6, 2009. Columbia is the beneficial owner of 1,214,550 shares and these shares include shares held by Columbia Acorn Trust (CAT), a Massachusetts business trust that is advised by the reporting person and that holds 9.73% of the shares of issuer.

[8] The shares reported as beneficially owned by William Blair & Company, L.L.C ("Blair") are reported as of December 31, 2008, based on a Schedule 13G/A filed by Blair on January 12, 2009.

[9] The shares reported as beneficially owned by Primus Venture Partners IV, Inc. are based on an amendment to a Schedule 13G/A filed jointly by Primus Capital Fund IV Limited Partnership ("PCF IV LP"), Primus Venture Partners IV Limited Partnership ("PVP IV LP") and Primus Venture Partners IV, Inc. ("PVP IV Inc.") with the SEC on January 30, 2009. Each such reporting person has reported that, as of December 31, 2008, they held shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares as follows: (i) PCF IV LP has shared power to vote and to dispose of 790,764 shares currently held by PCF IV LP; (ii) PVP IV LP, as the sole general partner of PCF IV LP, may be deemed to have shared power to vote and to dispose of 790,764 shares currently held by PCF IV LP. In addition, PVP IV LP is also the sole general partner of Primus Executive Fund Limited Partnership ("PEF LP") and, in such capacity, may be deemed to have shared power to vote and dispose of the 32,949 shares currently held by PEF LP; (iii) PVP IV Inc., as the sole general partner of PVP IV LP, may be deemed to have the shared power to vote and to dispose of 790,764 shares currently held by PCF IV LP and the 32,949 shares currently held by PEF LP. PVP IV Inc. has four shareholders and directors: Loyal W. Wilson, William C. Mulligan, Jonathan E. Dick and Steven Rothman. Each of PCF IV LP, PVP IV LP and PVP IV Inc. disclaims beneficial ownership of any shares beneficially owned by each other entity.

[10] The shares reported as beneficially owned by Red Mountain Capital Management, Inc. are reported as of June 5, 2009, based on a Schedule 13D jointly filed on June 15, 2009 by (i) Red Mountain Capital Partners LLC ("RMCP LLC"), (ii) Red Mountain Capital Partners II, L.P. ("RMCP II"), (iii) Red Mountain Capital Partners III, L.P. ("RMCP III"), (iv) RMCP GP LLC ("RMCP GP"), (v) Red Mountain Capital Management, Inc. ("RMCM"), and (vi) Willem Mesdag. RMCP III beneficially owns, in the aggregate, 24,241 shares of Common Stock, which represent approximately 0.2% of the outstanding Common Stock. RMCP III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 24,241 shares of Common Stock. The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 654,128 shares, which represent approximately 5.2% of the outstanding Common Stock. Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II and RMCP III. Other than shares of Common Stock beneficially owned by RMCP II or RMCP III, none of the Reporting Persons or Mr. Teets may be deemed to beneficially own any shares of Common Stock. Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

Compensation Discussion and Analysis

Compensation Overview

The Compensation Committee of the Board of Directors sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing the Corporation's annual incentive compensation plans;
- overseeing the Corporation's long-term equity-based compensation plan;
- approving all bonuses and awards under those plans; and
- annually approving and recommending to the Board all compensation decisions for executive officers, including those for the Chief Executive Officer ("CEO") and the other officers named in the Summary Compensation Table (the "Executive Officers").

The current Executive Officers of the Corporation are Daniel P. Dyer, George D. Pelose and Lynne C. Wilson. All of them were Executive Officers during 2008.

The Compensation Committee operates under a written charter (accessible on the investor relations page of the Corporation's website at www.marlincorp.com) and only independent directors serve on the Compensation Committee.

Compensation Philosophy. The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Corporation, and which aligns executives' interests with those of the shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The Compensation Committee evaluates both performance and compensation to ensure that the Corporation maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, the Compensation Committee believes executive compensation packages provided by the Corporation to its executives, including the Executive Officers, should include both cash and equity-based compensation that reward performance as measured against established goals.

Management's Role in the Compensation-Setting Process. The Compensation Committee makes all compensation decisions relating to the Executive Officers; however, management plays a significant role in the compensation-setting process, including:

- evaluating employee performance;
- establishing performance targets and objectives; and
- recommending salary and bonus levels and equity awards.

The CEO works with the Compensation Committee Chairman in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting. The CEO also participates in Compensation Committee meetings at the Chairman's request to provide:

- background information regarding the Corporation's strategic objectives;
- a tally sheet for each Executive Officer, setting forth total compensation and aggregate equity awards for each Executive Officer;
- an evaluation of the performance of the Corporation's officers, including the Executive Officers; and
- compensation and equity award recommendations as to the Corporation's officers, including the Executive Officers.

The Compensation Committee can exercise its discretion in modifying any recommended awards to the Corporation's officers, including the Executive Officers. At a Compensation Committee meeting held on January 21, 2009, the Committee approved the 2008 bonus recommendations put forth by the CEO.

External Consultants and Benchmarking. The Compensation Committee has utilized the services of an independent consulting firm, Watson Wyatt. In 2004, the Compensation Committee first engaged Watson Wyatt, to conduct a study of the Corporation's Executive Officer compensation programs and strategies (the "2004 Watson Study"). The 2004 Watson Study compared the Corporation's executive compensation levels with that of (i) a peer group comprised of companies with a business services and financing focus that are similar in size to the Corporation (the "peer group"), (ii) compensation details from various market surveys across several industries (together with the peer group, the "comparison group"), and (iii) broader financial services industry practices. The 2004 Watson Study selected a compensation peer group of companies consisting of eight publicly-traded companies in a similar industry and size with executive positions with responsibilities similar in breadth and scope as the Corporation. The peer group used in the initial benchmark analysis contained in the 2004 Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD).

The 2004 Watson Study concluded that the Corporation's Executive Officers are paid conservatively relative to the comparison group. The study noted that the Executive Officers' base salaries at the time of the report were generally below the 50th percentile of the comparison group, but the competitiveness of the Executive Officers' total annual cash compensation improved with above market bonus opportunities. The 2004 Watson Study further noted that the value of the existing long-term incentives granted to the executives (primarily in the form of stock options) was below market levels.

In response to the findings of the 2004 Watson Study and in keeping with our philosophy of providing strong incentives for superior performance, the Compensation Committee modified the structure of the Corporation's Executive Officer equity compensation program. Based on recommendations contained in the 2004 Watson Study, effective in 2005, the Compensation Committee modified the stock-based incentive award program for the Executive Officers to include the three separate components set forth below (i.e., stock option grants, restricted stock grants, and the management stock ownership program). The 2004 Watson Study suggested that this mix of stock-based awards will improve the competitiveness of the Corporation's long-term incentive plan for its Executive Officers and will better serve to align the overall interests of the Executive Officers with the Corporation's shareholders.

In October 2008, the Compensation Committee engaged Watson Wyatt to update the 2004 Watson Study regarding the Corporation's Executive Officer compensation programs and strategies (the "2008 Watson Study"). In response to the findings of the 2008 Watson Study, the Compensation Committee further modified the structure of the Corporation's Executive Officer compensation programs. Based on recommendations contained in the 2008 Watson Study, effective in 2009, the three components of the stock-based incentive award program for the Executive Officers will consist of performance share awards, time vesting restricted stock, and the MSOP. Based on the 2008 Watson Study, stock options will be eliminated from future grants and replaced with performance based restricted stock.

The annual equity grants made to the Executive Officers in 2008 were done under the program structure recommended in the 2004 Watson Study. The modified structure for the annual equity grants recommended in the 2008 Watson Study becomes effective in 2009.

Compensation Components

As part of their studies, Watson Wyatt reviewed the Corporation's existing executive compensation structure and assisted in the development of executive compensation programs that (a) are competitive among companies in similar growth and development stages to attract and retain talented management, (b) provide incentives that focus on the critical needs of the business on an annual and continuing basis, and (c) reward management commensurate with the creation of shareholder and market value.

The 2004 Watson Study included an initial benchmark analysis of the Corporation's executive compensation program, comparing it to (i) the peer group, (ii) the comparison group, and (iii) broader financial services industry practices. The peer group used in the initial benchmark analysis in the 2004 Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD). The Compensation Committee used this benchmark data to set the Executive Officers' compensation levels in 2004. On an ongoing basis, the Compensation Committee reviews a variety of factors in assessing and setting overall executive compensation levels, including references to this peer group and the market surveys, broader financial services industry practices, tally sheets, executive performance, and the 2008 Watson Study.

The components of compensation paid to the Executive Officers in 2008 were as follows:

- *Base Salary.* The Compensation Committee establishes base salaries that it believes to be sufficient to attract and retain quality Executive Officers who can contribute to the long-term success of the Corporation. The Committee determines the Executive Officer's base salary through a thorough evaluation of a variety of factors, including the executive's responsibilities, tenure, job performance and prevailing levels of market compensation. The Compensation Committee reviews these salaries at least annually for consideration of increase based on merit and competitive market factors. The 2008 Watson Study provided the Compensation Committee with an updated competitive analysis regarding the base salaries of the Corporation's Executive Officers.

- *Bonus.* The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. The Compensation Committee sets threshold, target and maximum bonus levels for each goal. As part of the 2004 Watson Study, the Corporation sought to set the Executive Officers' total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 22.5% threshold, 45% target and 63% maximum. Based on the recommendations set forth in the 2008 Watson Study, the target bonus levels for Messrs. Dyer and Pelose were increased to 120% and 90%, respectively, effective in 2009.

  Prior to the beginning of each year, the Corporation sets target levels for the items of corporate performance that are to be measured that year for assessing the bonus opportunity for the Executive Officers. Some of the target levels are standard for each Executive Officer (such as corporate pre-tax income), and some are specific to that Executive Officer's primary area of responsibility (such as unit performance and individual development). The full matrix of performance measurements varies by Executive Officer and by year, as do the weightings of each item, which can range from 15%-75% of the total bonus opportunity. To achieve the target bonus payout associated with a performance measurement, the Executive Officer must achieve 100% of the plan for that performance measurement. If the Executive Officer does not achieve 100% of the planned performance measurements for that year, he/she can still achieve the threshold bonus payout if the performance level exceeds certain minimum requirements (for example, threshold payout for the pre-tax income component in 2008 required pre-tax income to be at least 13.5% greater than the prior year's figure). Maximum bonus payout can be achieved if the Executive Officer exceeds the planned levels for the performance measurements (for example, in 2008, achieving greater than 104.5% of that year's planned pre-tax income measurement would have resulted in maximum payout for that weighted component). Each Executive Officer has a portion of his or her bonus opportunity measured against individual roles (MBOs) and performance. The weighting of the individual performance component varies by Executive Officer and by year, and may range from 15%-75% of the Executive Officer's total bonus opportunity. Individual performance goals typically include performance on specific projects or initiatives assigned to the Executive Officer as well as overall professional development.

- *Equity-Based Incentive Awards.* The Compensation Committee believes that share ownership provided by equity-based compensation emphasizes and reinforces the mutuality of interest among the Executive Officers and shareholders. After each fiscal year, the Compensation Committee reviews and approves stock-based awards for the Executive Officers based primarily on the Corporation's results for the year and the executive's individual contribution to those results. The stock-based incentive awards adopted pursuant to the 2004 Watson Study include three separate formulaic components: (1) stock option grants, (2) restricted stock grants, and (3) a management stock ownership program ("MSOP"). Options are awarded at the NASDAQ closing price of the Corporation's common stock on the date of the grant.

- *Other Benefits.* The Executive Officers participate in employee benefits plans generally available to all of the Corporation's employees, including medical and health plans and 401(k) and ESPP programs. In addition, Messrs. Dyer and Pelose received reimbursement of life and disability insurance premiums pursuant to their employment agreements, and each of the Executive Officers receive reimbursement for physical examinations.

Components of Equity-Based Incentive Awards

As mentioned above, the formulaic equity-based incentive awards adopted pursuant to the 2004 Watson Study include three separate components: (1) stock option grants, (2) restricted stock grants, and (3) the MSOP.

- *Stock Option Grants.* The stock option grants are divided between Time Vested options and Performance Based options. The Time Vested options have a term of seven years and vest 25% per year for the first four years from the grant date. The Performance Based options have a term of seven years and vest four years from the grant date. The number of Performance Based option shares that vest on such date is determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows:

Four-Year EPS Compounded Average Growth Rate	% of Grant that Shall Vest in Four Years
Less than 13.5%	0%
13.5%-14.99%	33.33%
15.0%-16.49%	66.66%
16.5% or greater	100.00%

- *Restricted Stock Grants.* The restrictions on the restricted stock grants lapse after seven years, but are subject to accelerated performance vesting. Vesting of the restricted stock shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting compounded average net income growth of 15% or greater for a period of four consecutive fiscal years after the grant date (using the Corporation's reported net income for the most recently concluded fiscal year as the initial measurement point).

- *Management Stock Ownership Program.* The MSOP provides for a matching grant of restricted stock to a participant who owns common stock of the Corporation (subject to a maximum matching grant value determined by the Compensation Committee). The restrictions on the matching MSOP restricted shares lapse after ten years, but are subject to accelerated vesting. Vesting of the matching MSOP restricted shares shall immediately accelerate (and all restrictions shall lapse) after three years if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

Ownership Guidelines

In an effort to ensure that the Executive Officers and other officers and managers of the Corporation maintain sufficient equity ownership so that their thinking and actions are aligned with the interests of our shareholders, the Corporation adopted in 2006 management ownership guidelines, which apply to all participants in the equity-based incentive award program. The ownership guidelines are summarized below:

- Ownership that counts toward the guidelines is (i) all unrestricted stock of the Corporation owned outright by the participant and (ii) the net value of vested, unexercised options.
- The ownership guideline is measured as a percentage of the participant's base salary.
- Participants are divided into three tiers with different guidelines. The ownership requirements for each tier over three years are set forth below:

		Equity Ownership Guidelines (% of Salary)		
Tier	Participants	Year 1	Year 2	Year 3
I	Senior Management	100%	150%	200%
II	Officers	50%	75%	100%
III	Managers	25%	30%	35%

- Compliance will be reviewed at least annually.

If an equity incentive program participant sells shares of the Corporation while such participant is not in compliance with the ownership guidelines, the Compensation Committee will take this into account prior to making additional equity awards to such participant.

As of January 9, 2009, none of the Executive Officers were in compliance with the ownership guidelines.

Employment Agreements

In November 2003, the Corporation entered into employment agreements with Messrs. Dyer and Pelose, amended in December 2008, the terms of which are substantially similar to each other. The employment agreements establish minimum salary and target bonus levels for the executives. The agreements require the executives to devote substantially all of their business time to their employment duties. Each agreement had an initial two year term that automatically extends on each anniversary of the effective date of the agreement for successive one-year terms unless either party to the agreement provides 90 days' notice to the other party that he does not wish to renew the agreement. The agreements currently run through November 2010.

The Corporation may terminate the employment agreements for or without cause, and the executive may terminate his employment agreement with or without good reason. The employment agreements terminate automatically upon a change in control. The employment agreements provide for severance in the case of termination without cause, resignation for good reason, termination upon non-renewal of agreement, and termination on account of change in control. The employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions under the Code. Upon termination of the employment agreement, the executive will be subject to certain protective non-competition and non-solicitation covenants. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Compensation for Executive Officers in 2008

Base Salary. Effective October 1, 2008, based on the recommendations set forth in the 2008 Watson Study, the Compensation Committee increased Mr. Dyer's base salary to $390,000 from $320,000 and Mr. Pelose's base salary to $325,000 from $295,000. The Executive Officers are currently entitled to the following base salaries: Mr. Dyer, $390,000, Mr. Pelose, $325,000, and Ms. Wilson, $252,937; however, effective February 9, 2009, Messrs. Dyer and Pelose voluntarily agreed to reduce their salaries by 5% for an unspecified period of time in light of the difficult economic environment. For purposes of the 2008 bonus calculations, the base salaries in effect prior to the October 2008 increases were used, which were: Mr. Dyer, $320,000, Mr. Pelose, $295,000, and Ms. Wilson, $252,937.

Annual Bonuses. In 2008, the Executive Officers were eligible for annual bonuses at the following threshold, target and maximum bonus levels (as a percentage of base salaries): Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 22.5% threshold, 45% target and 63% maximum. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. Each year, the Compensation Committee reviews and approves goals for each Executive Officer, and in 2008 those goals consisted of a corporate goal (i.e., growth in pre-tax income) and specific individual goals. In 2008, the corporate goal weighting was 50% of each Executive Officer's bonus opportunity, and the individual goal weighting represented the remaining 50% of the bonus opportunity.

In 2008, the corporate goal for each Executive Officer was based on the achievement of a certain level of pre-tax income. Achieving 2008 pre-tax income that was at least 13.5% above the pre-tax income for 2007 would yield the threshold payout for that component of the bonus calculation, achieving the planned pre-tax income for 2008 would yield the target payout for that component, and achieving 104.5% of the planned pre-tax income for 2007 would yield the maximum payout for that component. The Corporation's pre-tax income in 2008 did not meet the threshold payout level, so the Executive Officers received no bonus payout with respect to this half of their bonus opportunity.

In 2008, the individual goals for the Executive Officers included the following: Mr. Dyer — converting to a bank holding company structure, leading our efforts to insure adequate liquidity, and formulating and acting upon long-term growth strategies; Mr. Pelose — converting to a bank holding company structure, recruiting and developing the management talent in credit and collections, enhancing collections tactics, and overseeing the risk management function; and Ms. Wilson — improving efficiencies through the use of technology, streamlining the monthly close process, improving the property tax and financial analysis & planning functions, and improving the Audit Committee quarterly review process. In 2008, the Compensation Committee determined that Mr. Dyer achieved 85% of his individual goals, Mr. Pelose achieved 85% of his individual goals, and Ms. Wilson achieved 70% of her individual goals.

The weighted calculation of the bonus payable to each executive in 2008 is as follows: Mr. Dyer — corporate goal (50% weighting times 0% achievement) plus individual goal (50% weighting times 85% achievement) equals 42.5% payout of the target bonus of $272,000, or $115,600; Mr. Pelose — corporate goal (50% weighting times 0% achievement) plus individual goal (50% weighting times 85% achievement) equals 42.5% payout of the target bonus of $221,250, or $94,031; and Ms. Wilson — corporate goal (50% weighting times 0% achievement) plus individual goal (50% weighting times 70% achievement) equals 35% payout of the target bonus of $113,805, or $39,832. The table below shows the aggregate 2008 bonus opportunity at the threshold, target and maximum levels and the actual bonus achieved:

	2008 Annual Bonus Opportunity			Actual Bonus Achieved for 2008
	Threshold	**Target**	**Maximum**	
Daniel P. Dyer	$136,000	$272,000	$476,000	$115,600
George D. Pelose	$110,625	$221,250	$320,812	$ 94,031
Lynne C. Wilson	$ 56,902	$113,805	$160,625	$ 39,832

Annual Equity-Based Incentives. In connection with the Corporation's annual equity-based incentive program adopted based on the recommendations in the 2004 Watson Study, on February 29, 2008, the Compensation Committee reviewed and approved stock-based awards for the Executive Officers based on the Corporation's results for the year and the executive's individual contribution to those results. Grants made under the annual equity-based incentive plan to the Executive Officers in 2008 consisted of the following:

- *Time Vested Options:* These non-qualified stock options were granted by the Compensation Committee on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest 25% per year for the first four years from the grant date. In 2008, the Corporation granted the following amount of Time Vested options to the Executive Officers: Mr. Dyer — 22,642; Mr. Pelose — 17,394; and Ms. Wilson — 8,948.

- *Performance Based Options:* These non-qualified stock options were granted by the Compensation Committee on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. In 2008, the Corporation granted the following amount of Performance Based options to the Executive Officers: Mr. Dyer — 31,034; Mr. Pelose — 23,842; and Ms. Wilson — 12,265. The number of Performance Based option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows:

Four-Year EPS Compounded Average Growth Rate	% of Grant that Shall Vest in Four Years
Less than 13.5%	0%
13.5%-14.99%	33.33%
15.0%-16.49%	66.66%
16.5% or greater	100.00%

- *Restricted Stock Awards:* No bi-annual restricted stock awards were made to the Executive Officers in 2008 (given that the last bi-annual award was made in 2007 and the next bi-annual award is scheduled for 2009).

- *Matching Grant of MSOP Restricted Stock:* Pursuant to the Corporation's MSOP plan, the Compensation Committee made matching grants of restricted stock to the Executive Officers. The restrictions on the MSOP restricted stock will lapse ten years from the date of grant; however, if the Executive Officer continuously maintains ownership of an equal number of common shares for three years, the vesting on the matching shares shall accelerate and fully vest at the end of such three year period. In 2008, the Corporation granted the following matching shares of restricted stock to the Executive Officers: Mr. Dyer — 6,050; Mr. Pelose — 4,648; and Ms. Wilson — 2,391.

Restricted Stock Grants. On June 30, 2008, the Compensation Committee awarded Ms. Wilson 12,500 shares of restricted stock. On December 15, 2008 the Compensation Committee awarded 40,000 shares of restricted stock to Mr. Dyer and 50,000 shares of restricted stock to Mr. Pelose. On January 2, 2009, the Compensation Committee awarded an additional 20,000 shares of restricted stock to Mr. Dyer. These special grants of restricted shares were made by the Compensation Committee to further align the interests of the Executive Officers with those of the shareholders. These restricted shares shall cliff vest three years from the grant date.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement for the Corporation's 2009 Annual Meeting of Shareholders and included in the Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2008.

This report is submitted by the members of the Compensation Committee of the Board of Directors:

Lawrence J. DeAngelo (Chairman)
Edward Grzedzinski
Matthew J. Sullivan

Compensation Committee Interlocks and Insider Participation

The members of the Corporation's Compensation Committee are named above. None of these individuals has ever been an officer or employee or the Corporation or any of its subsidiaries and no "compensation committee interlocks" existed during 2008.

Compensation and Plan Information

Summary Compensation Table

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to the Corporation in all capacities during fiscal years 2008, 2007 and 2006 by the Corporation's Chief Executive Officer, Chief Financial Officer and the other individual who was an executive officer during fiscal year 2008. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Daniel Dyer	2008	$334,808	—	$142,770	$111,562	$115,600	$11,441	$716,181
Chief Executive Officer	2007	$320,000	—	$111,318	$ 71,752	$ 47,600	$13,591	$564,261
	2006	$302,077	—	$244,893	$124,942	$ 72,750	$12,391	$757,053
George D. Pelose.	2008	$301,346	—	$346,107	$ 65,482	$ 94,031	$11,187	$818,153
Chief Operating	2007	$290,154	—	$190,373	$ 55,381	$ 44,250	$ 6,636	$586,794
Officer and General Counsel	2006	$270,048	—	$360,847	$ 85,501	$105,497	$ 8,787	$830,680
Lynne C. Wilson	2008	$252,937	—	$ 85,389	$ 16,970	$ 39,832	$ 6,485	$401,613
Senior Vice President and	2007	$245,812	—	$ 52,672	$ 5,691	$ 24,147	$ 2,451	$330,773
Chief Financial Officer[1]	2006	$129,712	$31,250	$ 55,520	$ 7,780	$ 66,129	$ 3,219	$293,610

1 Ms. Wilson's employment with the Corporation commenced on June 5, 2006. She received a $31,250 starting bonus upon the commencement of her employment.

2 Figures represent the cash portion of the bonuses earned for that year (but paid in first quarter of the following year). For fiscal 2007, the Compensation Committee approved the bonuses for the Executive Officers that were recommended by the CEO, with one exception: rather than paying the entire bonus amounts in cash, the Compensation Committee decided to pay approximately one-half in cash (which is reflected in the Non-Equity Incentive Plan Compensation column for 2007) and the remainder in restricted stock awards (Mr. Dyer — 5,000 shares; Mr. Pelose — 4,648 shares; and Ms. Wilson — 2,245 shares) at a per share price equal to $9.52, which was the closing price of the Corporation's common stock on that date.

3 Includes contributions made by the Corporation to the 401(k) plan on behalf of the Executive Officers, and, except with respect to Ms. Wilson, reimbursement of life and disability insurance premiums pursuant to their employment agreements. The 2008 figures for Mr. Pelose and Ms. Wilson and the 2007 figure for Mr. Dyer include reimbursement of the cost of a physical examination. Contributions made by the Corporation to the 401(k) plan in 2008 were $3,450 for Mr. Dyer, $3,450 for Mr. Pelose and $3,135 for Ms. Wilson. Reimbursement of life and disability insurance premiums in 2008 were $7,991 for Mr. Dyer and $4,387 for Mr. Pelose.

Current Compensation — Grants of Plan-Based Awards Table

The following Grants of Plan-Based Awards table provides additional information about stock and option awards and equity incentive plan awards granted to our Executive Officers during the year ended December 31, 2008. The Corporation does not have any non-equity incentive award plans and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the "Compensation for Executive Officers in 2008 — Equity-Based Incentives."

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Under-Lying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#)	Maximum (#)				
Daniel P. Dyer	02/29/2008	—	—	—	5,000	—	—	$ 47,600
	02/29/2008	—	—	—	6,050	—	—	$ 57,596
	02/29/2008	10,345	20,689	31,034	—	—	$9.52	$107,998
	02/29/2008	—	—	—	—	22,642	$9.52	$ 72,002
	12/15/2008	—	—	—	40,000	—	—	$119,200
George D. Pelose	02/29/2008	—	—	—	4,648	—	—	$ 44,249
	02/29/2008	—	—	—	4,648	—	—	$ 44,249
	02/29/2008	7,947	15,895	23,842	—	—	$9.52	$ 82,970
	02/29/2008	—	—	—	—	17,394	$9.52	$ 55,314
	12/15/2008	—	—	—	50,000	—	—	$149,000
Lynne C. Wilson	02/29/2008	—	—	—	2,245	—	—	$ 21,372
	02/29/2008	—	—	—	2,391	—	—	$ 22,762
	02/29/2008	4,088	8,177	12,265	—	—	$9.52	$ 42,682
	02/29/2008	—	—	—	—	8,948	$9.52	$ 28,455
	06/30/2008	—	—	—	12,500	—	—	$ 86,625

Outstanding Equity Awards at Fiscal Year-End 2008

The following table summarizes the equity awards we have made to our Executive Officers which are outstanding as of December 31, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Daniel P. Dyer	28,000	—	—	$ 4.23	4/03/2010	—	—	—	—
	51,240	—	—	$10.18	10/4/2011	—	—	—	—
	14,000	—	—	$ 3.39	1/17/2012	—	—	—	—
	7,000	—	—	$ 3.39	1/13/2013	—	—	—	—
	6,650	—	—	$10.18	1/13/2013	—	—	—	—
	13,000	7,000[1]	—	$18.80	1/29/2014	—	—	—	—
	16,071	5,358[2]	—	$17.52	1/11/2012	—	—	—	—
	4,008	4,008[3]	—	$21.60	3/28/2013	—	—	—	—
	—	—	12,026[4]	$21.60	3/28/2013	—	—	—	—
	2,328	6,986[5]	—	$20.77	3/16/2014	—	—	—	—
	—	—	12,919[6]	$20.77	3/16/2014	—	—	—	—
	—	22,642[7]	—	$ 9.52	2/28/2015	—	—	—	—
	—	—	31,034[8]	$ 9.52	2/28/2015	—	—	—	—
	—	—	—	—	—	2,760[9]	$ 7,204	—	—
	—	—	—	—	—	9,000[10]	$ 23,490	—	—
	—	—	—	—	—	2,495[11]	$ 6,512	—	—
	—	—	—	—	—	8,320[12]	$ 21,715	—	—
	—	—	—	—	—	2,773[13]	$ 7,238	—	—
	—	—	—	—	—	5,000[14]	$ 13,050	—	—
	—	—	—	—	—	6,050[15]	$ 15,791	—	—
	—	—	—	—	—	40,000[16]	$104,400	—	—
George D. Pelose	5,050	—	—	$ 5.01	7/27/2010	—	—	—	—
	7,000	—	—	$ 3.39	8/22/2011	—	—	—	—
	42,700	—	—	$10.18	10/4/2011	—	—	—	—
	28,000	—	—	$ 3.39	1/17/2012	—	—	—	—
	7,000	—	—	$ 3.39	1/13/2013	—	—	—	—
	6,055	—	—	$10.18	1/13/2013	—	—	—	—
	10,000	—	—	$14.00	11/11/2013	—	—	—	—
	8,125	4,375[1]	—	$18.80	1/29/2014	—	—	—	—
	6,934	2,312[2]	—	$17.52	1/11/2012	—	—	—	—
	1,945	1,946[3]	—	$21.60	3/28/2013	—	—	—	—
	—	—	5,838[17]	$21.60	3/28/2013	—	—	—	—
	1,789	5,367[5]	—	$20.77	3/16/2014	—	—	—	—
	—	—	9,924[18]	$20.77	3/16/2014	—	—	—	—
	—	17,394[7]	—	$ 9.52	2/28/2015	—	—	—	—
	—	—	23,842[27]	$ 9.52	2/28/2015	—	—	—	—
	—	—	—	—	—	712[9]	$ 1,858	—	—
	—	—	—	—	—	3,883[10]	$ 10,135	—	—
	—	—	—	—	—	1,211[11]	$ 3,161	—	—
	—	—	—	—	—	23,100[19]	$ 60,291	—	—
	—	—	—	—	—	—	—	25,500[20]	$66,555
	—	—	—	—	—	6,391[12]	$ 16,681	—	—
	—	—	—	—	—	2,130[13]	$ 5,559	—	—
	—	—	—	—	—	4,648[14]	$ 12,131	—	—
	—	—	—	—	—	4,648[15]	$ 12,131	—	—
	—	—	—	—	—	50,000[16]	$130,500	—	—

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Lynne C. Wilson.	1,269	1,269[21]	—	$21.32	6/5/2013	—	—	—	—
	—	—	3,808[22]	$21.32	6/5/2013	—	—	—	—
	864	2,593[5]	—	$20.77	3/16/2014	—	—	—	—
	—	—	4,794[23]	$20.77	3/16/2014	—	—	—	—
	—	8,948[7]	—	$ 9.52	2/28/2015	—	—	—	—
	—	—	12,265[28]	$ 9.52	2/28/2015	—	—	—	—
	—	—	—	—	—	9,100[24]	$ 23,751	—	—
	—	—	—	—	—	1,932[25]	$ 5,043	—	—
	—	—	—	—	—	—	—	6,825[26]	$17,813
	—	—	—	—	—	3,087[12]	$ 8,057	—	—
	—	—	—	—	—	1,029[13]	$ 2,686	—	—
	—	—	—	—	—	2,245[14]	$ 5,859	—	—
	—	—	—	—	—	2,391[15]	$ 6,241	—	—
	—	—	—	—	—	12,500[29]	$ 32,625	—	—

1 The expiration date of the options is ten years after the grant date. The options granted will vest and become exercisable over an eight year period at the following annual increments: 2.5% in first year; 5.0% in second year; 7.5% in third year; 10.0% in fourth year; 15.0% in fifth year; and 20.0% in each of the sixth, seventh and eighth years. On March 9, 2007 the Corporation reported GAAP net income greater than $17.0 million for a fiscal year, accelerating vesting of the options so that the remaining amount of unexercised shares from the seventh and eighth years of the vesting schedule became immediately exercisable.

2 Stock options vest at the rate of 25% per year, with vesting dates for the remaining 25% at 1/11/2009.

3 Stock options vest at the rate of 25% per year, with vesting dates for the remaining 50% at 3/28/2009; and 3/28/2010.

4 The Performance Based non-qualified stock options were granted on March 28, 2006 at a strike price equal to $21.60 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,008; at 15.0%-16.49%, 8,017; at 16.5% or greater, 12,026.

5 Stock options vest at the rate of 25% per year, with vesting dates for the remaining 75% at 3/16/2009; 3/16/2010; and 3/16/2011.

6 The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,306; at 15.0%-16.49%, 8,612; at 16.5% or greater, 12,919.

7 Stock options vest at the rate of 25% per year, with vesting dates of 2/28/2009; 2/28/2010; 2/28/2011; and 2/28/2012.

8 The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal

years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 10,345; at 15.0%-16.49%, 20,689; at 16.5% or greater, 31,034.

9 The shares were granted on March 9, 2004, and vest ten years from the grant date.

10 Represents grant of restricted shares made on January 11, 2005 (the grant date stock price was $17.52). The restrictions on these shares shall lapse on January 11, 2012. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2004 as the initial measurement point).

11 Represents matching grant of restricted stock under MSOP made on March 28, 2006 (the grant date stock price was $21.60). The restrictions on these matching restricted shares shall lapse on March 28, 2016. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 28, 2009) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

12 Represents grant of restricted shares made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these shares shall lapse on March 16, 2014. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2006 as the initial measurement point).

13 Represents matching grant of restricted stock under MSOP made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these matching restricted shares shall lapse on March 16, 2017. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 16, 2010) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

14 Represents grant of restricted shares granted in lieu of a portion of the Executive Officer's cash bonus. The restrictions on these shares shall lapse on February 28, 2009.

15 Represents matching grant of restricted stock under MSOP made on February 29, 2008 (the grant date stock price was $9.52). The restrictions on these matching restricted shares shall lapse on February 28, 2018. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on February 28, 2011) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

16 Represents grant of restricted shares made on December 15, 2008 (the grant date stock price was $2.98). The restrictions on these shares shall lapse on December 15, 2011.

17 The Performance Based non-qualified stock options were granted on March 28, 2006 at a strike price equal to $21.60 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,946; at 15.0%-16.49%, 3,892; at 16.5% or greater, 5,838.

18 The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 3,308; at 15.0%-16.49%, 6,616; at 16.5% or greater, 9,924.

19 Represents an original grant of 33,000 of restricted shares granted on May 19, 2006, that vested 15% on May 19, 2007 and 15% on May 19, 2008 and that will vest 70% on May 19, 2009.

20 Shares of performance based restricted stock granted on May 19, 2006, whereby all or a portion of these shares may vest three years after the issuance date depending on the diluted EPS compound average growth rate over such three year period (i.e., the number of shares that vest could be 0; 8,500; 17,000; or 25,500).

[21] Stock options vest at the rate of 25% per year, with vesting dates for the remaining 50% at 6/5/2009; and 6/5/2010.

[22] The Performance Based non-qualified stock options were granted on June 5, 2006 at a strike price equal to $21.32 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,269; at 15.0%-16.49%, at 2,539; at 16.5% or greater, 3,808.

[23] The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,598; at 15.0%-16.49%, 3,196; at 16.5% or greater, 4,794.

[24] Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2010.

[25] Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2013. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2005 as the initial measurement point).

[26] Shares of restricted stock granted on June 5, 2006, whereby all or a portion of these shares may vest four years after the issuance date depending on the diluted EPS compound average growth rate over such four year period (i.e., the number of shares that vest could be 0; 2,275; 4,550; or 6,825).

[27] The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 7,947; at 15.0%-16.49%, 15,895; at 16.5% or greater, 23,842.

[28] The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,088; at 15.0%-16.49%, 8,177; at 16.5% or greater, 12,265.

[29] Represents grant of restricted shares made on June 30, 2008 (the grant date stock price was $6.93). The restrictions on these shares shall lapse on June 30, 2011.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Daniel P. Dyer	—	—	2,833	$27,452
George D. Pelose	—	—	6,244	$45,011
Lynne C. Wilson	—	—	—	—

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses, as of December 31, 2008, the number of outstanding options and other rights granted by the Corporation to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Other Rights (a)	Weighted Average Exercise Price of Outstanding Options and Other Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Shareholders			
2003 Equity Compensation Plan, as amended	885,459	$12.32	982,146
2003 Employee Stock Purchase Plan	None	n/a	70,999
Equity Compensation Plans Not Approved by Shareholders	None	n/a	None
Totals	885,459	$12.32	1,053,145

Potential Payments upon Termination of Employment or Change in Control

The following tables show potential payments to Messrs. Dyer and Pelose upon termination of employment, including without limitation a change in control, assuming a December 31, 2008 termination date. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $2.61 closing price per share of our common stock on December 31, 2008 and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $2.61 per share closing price of our common stock on December 31, 2008.

A description of the applicable provisions of the employment agreements for Messrs. Dyer and Pelose follows the tables.

Daniel P. Dyer

Benefit Type	Change in Control, Non-Renewal by Corporation, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payments	$1,173,984	—	—
Stock Options	—	—	—
Restricted Stock	$ 199,399	—	$199,399
Excise Tax Gross-Ups	—	—	—

George D. Pelose

Benefit Type	Change in Control, Non-Renewal by Corporation, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payment	$979,259	—	—
Stock Options	—	—	—
Restricted Stock	$319,002	—	$319,002
Excise Tax Gross-Ups	—	—	—

The Corporation has employment agreements with Messrs. Dyer and Pelose, which run through November 2010.

The Corporation may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: 1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; 2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; 3) material breach by the executive of certain protective covenants (as described below); or 4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The Corporation may terminate the executive's employment upon non-renewal of the employment agreement. Upon non-renewal of the employment agreement, the executive's employment with the Corporation will terminate as of the last day of the agreement term, provided that the executive was willing and able to execute a new contract providing terms and conditions substantially similar to those in the employment agreement and to continue providing services under the employment agreement.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice providing the Corporation with the opportunity to remedy the good reason. Good reason means the occurrence of any one or more of the following, without the consent of the executive: (a) a material diminution in the executive's authority, duties or responsibilities; (b) the Corporation requires that the executive report to an officer or employee of the Corporation instead of reporting directly to the Corporation's Chief Executive Officer, in the case of Mr. Pelose, and Board of Directors, in the case of Mr. Dyer; (c) a material diminution in the executive's base compensation, which, for purposes of the employment agreement, means the executive's base salary and target incentive bonus percentage in effect immediately prior to the action taken to diminish the executive's base salary or target incentive bonus percentage; (d) a material change in the geographic location at which the executive must perform services, which shall include a change to a location that is more than twenty-five (25) miles from the location at which the executive performs services under the employment agreement as of December 31, 2008; or (e) any other action or inaction that constitutes a material breach by the Corporation under the employment agreement.

If a change in control (as defined in the employment agreements) occurs during the term of the employment agreements, then the executive's employment with the Corporation shall automatically terminate without cause as of the date of the change of control.

Pursuant to the terms of their employment agreements, if the employment of Messrs. Dyer or Pelose ends for any reason, the Corporation will pay accrued salary, bonuses and incentive payments already determined and other existing obligations. In addition, in the event of a termination of employment due to either termination by the Corporation without cause, the resignation by the executive for good reason, non-renewal by the Corporation or a change in control, the executive will receive a lump sum payment equal to: (i) two times current base salary; (ii) two times the average incentive bonus earned for the preceding two fiscal years; (iii) two years of medical and dental benefits for the executive and his family, based on the current monthly COBRA premium plus an increase to cover taxes; (iv) two years of life and long-term disability insurance coverage, based on the current annual premiums, plus an increase to cover taxes; and (v) any incentive bonus earned but not yet paid. The lump sum amount is payable within thirty (30) days following the termination date (provided the executive executes and does not revoke a standard release of employment claims). In the event that the executive's employment is terminated on account of the executive's death or disability, termination by the Corporation without cause, the resignation by the executive for good reason, non-renewal by the Corporation or a change in control, then all of the options, restricted stock and other stock incentives granted to the executive will become fully vested, and the executive will have up to two years in which to exercise all vested options. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Corporation will be required to gross up the executive's payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Notwithstanding the provisions described above, the employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions under the Code, and therefore may require a payment delay of severance benefits or reimbursements to be paid to the executive.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If the Corporation terminates the executive's employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with the Corporation and from soliciting its customers for an 18-month period; provided that such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Ms. Wilson does not have an employment agreement, but pursuant to the terms of the Corporation's 2003 Equity Compensation Plan, as amended (the "Equity Plan"), upon a change of control (as defined in the Equity Plan), all outstanding options shall immediately vest and become exercisable, and the restrictions and conditions on all outstanding restricted stock awards shall immediately lapse. Based on this, in the event of a change of control (as defined in the Equity Plan), assuming a December 31, 2008 change of control date, the benefit to Ms. Wilson would be $102,075 in restricted stock and $0 in options. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $2.61 closing price per share of our common stock on December 31, 2008 and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $2.61 per share closing price of our common stock on December 31, 2008.

Directors' Compensation

The non-employee independent members of the Board of Directors receive a $30,000 annual retainer (payable in quarterly installments) for their service on the Board of Directors. Non-employee independent members of the Board of Directors are granted an Option to purchase 5,000 shares of the Corporation's common stock upon their initial appointment or election to the Board. These Options vest in four equal annual installments. In addition, non-employee independent members of the Board of Directors receive annual grants under the Corporation's 2003 Equity Compensation Plan, as amended, of (i) restricted stock yielding a present value of $27,000 at the Stock Award grant date and (ii) Options yielding a present value of $9,000 at the grant date (using an option pricing model). The annual restricted Stock Awards vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee independent director's termination of Board service. The annual Option grants cliff vest one year from the grant date. The per share exercise price of all Options granted to non-employee independent members of the Board of Directors is equal to the fair market value per share on the date the Option is granted.

The chairman of the Audit Committee receives additional compensation of $10,000 per year, the chairman of the Compensation Committee receives additional compensation of $4,000 per year, and the chairman of the Nominating Committee receives additional compensation of $2,000 per year. These fees are paid in quarterly installments.

In 2008, the Lead Independent Director received additional compensation of $25,000 per year, paid in quarterly installments.

On March 31, 2009, the Board of Directors elected Mr. McGinty to the role of Chairman of the Board and eliminated the position of Lead Independent Director. In connection therewith, the Board of Directors also approved the following total compensation to be paid to the non-employee Chairman of the Board of the Corporation: (i) $100,000 total annual retainer (payable in quarterly installments), (ii) an annual option grant yielding a present value of $10,250 and (iii) an annual restricted stock grant yielding a present value of $30,750. The annual option grant will have a seven year term and will cliff vest one year from the grant date, and the annual restricted stock grant will vest at the earlier of (a) seven years from the grant gate and (b) six months following the non-employee Chairman's termination of Board service. Effective April 13, 2009, Mr. McGinty voluntarily agreed to reduce his annual retainer by 20% for an unspecified period of time in light of the difficult economic environment.

The following table sets forth compensation from the Corporation for the non-employee independent members of the Board of Directors in 2008. The table does not include reimbursement of travel expenses related to attending Board, Committee and Corporation business meetings.

Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Kevin J. McGinty	$59,000	$9,970	$ 8,818	$77,788
John J. Calamari	$40,000	$9,970	$ 8,818	$58,788
James W. Wert	$30,000	$9,970	$ 8,818	$48,788
Lawrence J. DeAngelo	$32,000	$9,970	$ 8,818	$50,788
Edward Grzedzinski	$30,000	$9,970	$19,062	$59,032
Matthew J. Sullivan[1]	$22,500	$2,240	$ 7,525	$32,265

1 Mr. Sullivan was appointed to the Corporation's Board of Directors in April 2008.

Report of the Audit Committee

Management is responsible for the Corporation's internal financial controls and the financial reporting process. The Corporation's outside independent registered public accountants, Deloitte & Touche LLP, are responsible for performing an independent audit of the Corporation's consolidated financial statements and to express an opinion as to whether those financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Corporation, in conformity with generally accepted accounting principles in the United States ("GAAP"). The Audit Committee's responsibility is to monitor and oversee these processes. In addition, the Audit Committee meets at least quarterly with our management and outside independent registered public accountants to discuss our financial statements and earnings press releases prior to any public release or filing of the information.

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation for the year ended December 31, 2008, with the Corporation's management. The Audit Committee has discussed with the outside independent registered public accountants the matters required to be discussed by SAS 61 (Codification of Statements of Auditing Standards, AU § 380).

The outside independent registered public accountants provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the outside independent registered public accountants their independence and considered whether the non-audit services provided by the outside independent registered public accountants are compatible with maintaining their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

This report is submitted by the members of the Audit Committee of the Board of Directors:

John J. Calamari (Chairman)
James W. Wert
Kevin J. McGinty

Independent Registered Public Accountants

A representative of Deloitte & Touche LLP, the Corporation's independent registered public accountants, will be present at the Annual Meeting and will be given the opportunity to make a statement if desired. The representative will also be available to respond to appropriate questions.

The following sets forth the fees paid to the Corporation's independent registered public accountants for the last two fiscal years:

	2008	2007
Audit Fees	$1,009,707	$911,270
Audit-Related Fees	$ 35,000	$ 31,335
Tax Fees	$ 7,578	$ 19,500
All Other Fees	$ 0	$ 0
Total	$1,052,285	$962,105

Audit Fees. Consists of fees related to the performance of the audit or review of the Corporation's financial statements and internal control over financial reporting, including services in connection with assisting the Corporation in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. This category also includes annual agreed upon procedures relating to servicer reviews and the issuance of term asset-backed securitizations.

Audit-Related Fees. Consists of fees related to audits of the Corporation's 401(k) Plan by Deloitte & Touche LLP.

Tax Fees. Consists of assistance rendered in preparation of various state corporate tax returns and proxy disclosures.

The Audit Committee has the sole authority to consider and approve in advance any audit, audit-related and tax work to be performed for the Corporation by its independent registered public accountants.

Certain Relationships and Related Transactions

Under the Corporation's Code of Ethics and Business Conduct, the Audit Committee must review and approve transactions with "related persons" (directors, director nominees and executive officers or their immediate family members, or stockholders owning 5% or greater of the Corporation's outstanding stock) in which the amount exceeds $120,000 and in which the related person has a direct or indirect material interest. Under this policy, full written disclosure must be submitted in writing to the Corporation's General Counsel, who will submit it to the Audit Committee for review. The transaction must receive Audit Committee approval prior to the consummation of the transaction.

The Corporation obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Company or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company totaled $584,000 in 2008.

Joseph Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is a vice president in our treasury group and was paid compensation in excess of $120,000 for such services in 2008.

On March 11, 2008, the Corporation received approval from the Federal Deposit Insurance Corporation ("FDIC") for federal deposit insurance for its wholly-owned subsidiary, Marlin Business Bank, an industrial bank chartered by the State of Utah (the "Bank"), and approved the Bank to commence operations effective March 12, 2008. As a result of the approval, the Corporation became subject to the terms, conditions and obligations of a Letter Agreement, dated as of June 18, 2007 (the "Letter Agreement"), by and among the Corporation, Peachtree Equity Investment Management, Inc. ("Peachtree") and WCI (Private Equity) LLC ("WCI"). On March 26, 2007, the Corporation announced that it had received correspondence from the FDIC approving the application for federal deposit insurance for the Bank, subject to certain conditions set forth in the order issued by the FDIC, dated as of March 20, 2007 (the "Order"). The Order provided that the approval of the Corporation's Bank application was conditioned on Peachtree and WCI, whose sole manager is Peachtree, executing a passivity agreement with the FDIC to eliminate Peachtree and WCI's ability to control the Bank. Therefore, Peachtree, WCI and the FDIC entered into a Passivity Agreement, dated as of June 18, 2007 (the "Passivity Agreement"), which would be deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. In connection with the execution of the Passivity Agreement, the Corporation entered into the Letter Agreement, which is also deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. Therefore, the effective date for both the Passivity Agreement and the Letter Agreement is March 11, 2008. Under the terms of the Letter Agreement, the Corporation agreed to create one vacancy on the Corporation's Board of Directors by increasing the size of the Board from six to seven directors. The Corporation also agreed to take all necessary action to appoint one individual proposed by Peachtree and WCI as a member of the Board who will serve as a director until the expiration of the term at the Annual Meeting. In addition, the Corporation agreed to include an individual proposed by Peachtree and WCI on the Board's slate of nominees for election as a director of the Corporation and to use its best efforts to cause the election of such individual so long as Peachtree and WCI are subject to the terms and conditions of the Passivity Agreement.

Section 16(a) Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors, executive officers and shareholders who beneficially own more than 10% of the Corporation's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Corporation with the SEC. Based on a review of copies of the reports we received and on the statements of the reporting persons, to the best of the Corporation's knowledge, all required reports in 2008 were filed on time except that the Corporation, on behalf of John J. Calamari, Kevin J. McGinty, George D. Pelose, Matthew J. Sullivan, and James W. Wert, failed to timely file a Form 4 to report a change in ownership of common stock. The Corporation on the behalf of John J. Calamari failed to timely file a Form 4 to report a grant of restricted stock on June 2, 2008, as part of the Corporation's Director compensation plan. The Corporation filed the Form 4 for such grant, on behalf of John J. Calamari, on June 10, 2008. The Corporation on the behalf of Kevin J. McGinty failed to timely file a Form 4 to report the purchase of common stock on November 24, 2008. The Corporation filed the Form 4 for such grant on December 3, 2008 on behalf of Kevin J. McGinty. The Corporation on the behalf of George D. Pelose failed to timely file a Form 4 to report the delivery of shares to pay a tax liability associated with the vesting of certain shares of restricted stock on May 19, 2008. The Corporation filed the Form 4 for such delivery of shares on June 2, 2008 on behalf of George D. Pelose. The Corporation on the behalf of Matthew J. Sullivan failed to timely file a Form 4 to report the grant of options made pursuant to the Corporation's Director compensation plan on April 17, 2008. The Corporation filed the Form 4 for such grant on April 24, 2008 on behalf of Matthew J. Sullivan. The Corporation on the behalf of James W. Wert failed to timely file a Form 4 to report the exercise of options on February 15, 2008. The Corporation filed the Form 4 for such grant on March 10, 2008 on behalf of James W. Wert.

Shareholder Proposals

In order to be considered for inclusion in the Corporation's proxy statement for the annual meeting of shareholders to be held in 2010, all shareholder proposals must be submitted to the Corporate Secretary at the Corporation's office, 300 Fellowship Road, Mount Laurel, New Jersey, 08054 on or before December 31, 2009.

Additional Information

Any shareholder may obtain a copy of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008, including the financial statements and related schedules and exhibits, required to be filed with the SEC, without charge, by submitting a written request to the Corporate Secretary, Marlin Business Service Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. You may also view these documents on the investor relation's section of the Corporation's website at www.marlincorp.com.

Other Matters

The Board of Directors knows of no matters other than those discussed in this Proxy Statement that will be presented at the Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Mount Laurel, New Jersey
September 18, 2009

APPENDIX A

AMENDMENT 2009-1
to the
MARLIN BUSINESS SERVICES CORP.
2003 EQUITY COMPENSATION PLAN, AS AMENDED

WHEREAS, the Marlin Business Services Corp. (the "Company") maintains the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (the "Plan"), for the benefit of eligible employees of the Company and its subsidiaries, non-employee directors, consultants and advisors;

WHEREAS, since the adoption of the Plan, shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), have been issued to eligible participants consistent with the terms and conditions of the Plan; and

WHEREAS, the Board of Directors of the Company desires to amend the Plan to increase the maximum aggregate number of shares of the Corporation's stock that shall be subject to grants made under the Plan to any individual during any calendar year from 100,000 shares to 200,000 shares.

NOW, THEREFORE, in accordance with the foregoing, effective upon approval by the Company's shareholders at the 2009 Annual Meeting, the Plan is hereby amended as follows:

1. The last sentence of Section 3(a) of the Plan is hereby amended in its entirety to read as follows:

   "The maximum aggregate number of shares of Company Stock that shall be subject to Grants made under the Plan to any individual during any calendar year shall be 200,000 shares, subject to adjustment as described below."

2. In all respects not amended, the Plan is hereby ratified and confirmed.

IN WITNESS WHEREOF, to record the adoption of this Amendment 2009-1 to the Plan, the Company has caused the execution of this instrument on this day of , 2009.

Attest:	MARLIN BUSINESS SERVICES CORP.
______________________________	By: ______________________________
	Title:

APPENDIX B

AMENDMENT 2009-2
to the
MARLIN BUSINESS SERVICES CORP.
2003 EQUITY COMPENSATION PLAN, AS AMENDED

WHEREAS, the Marlin Business Services Corp. (the "Corporation") maintains the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (the "Plan"), for the benefit of eligible employees of the Corporation and its subsidiaries, non-employee directors, consultants and advisors;

WHEREAS, since the adoption of the Plan, shares of the Corporation's common stock, par value $0.01 per share, have been issued to eligible participants consistent with the terms and conditions of the Plan;

WHEREAS, a number of stock options granted under the Plan currently have an exercise price per share that exceeds the current fair market value of a share of common stock of the Corporation; and

WHEREAS, the Board of Directors of the Corporation desires to amend the Plan, subject to shareholder approval of the Company's shareholders, to allow a one-time stock option exchange program for employees of the Corporation.

NOW, THEREFORE, in accordance with the foregoing, effective upon approval by the Corporation's shareholders at the 2009 Annual Meeting, the Plan is hereby amended as follows:

1. A new Section 19(f) is hereby added to the Plan to read in its entirety as follows:

   "(f) One-Time Option Exchange. Notwithstanding any other provision of the Plan to the contrary, upon approval of the Company's shareholders at its 2009 Annual Meeting of shareholders, the Board may provide for, and the Company may implement, a one-time-only option exchange offer for the Company's and its subsidiaries' Employees, including Employees who are officers or members of the Board, pursuant to which certain outstanding Options to purchase shares of Company Stock could, at the election of the Grantee, be tendered to the Company for cancellation in exchange for the issuance of a new Option that will represent the ability to purchase, with a lower exercise price, a lesser number of shares of Company Stock as compared to the cancelled Options, provided that such one-time-only option exchange offer is commenced within six months following the date of such shareholder approval."

2. In all respects not amended, the Plan is hereby ratified and confirmed.

IN WITNESS WHEREOF, to record the adoption of this Amendment 2009-2 to the Plan, the Corporation has caused the execution of this instrument on this day of , 2009.

Attest: MARLIN BUSINESS SERVICES CORP.

____________________________ By: ____________________________

Title:

APPENDIX C

AMENDMENT 2009-3
to the
MARLIN BUSINESS SERVICES CORP.
2003 EQUITY COMPENSATION PLAN, AS AMENDED

WHEREAS, the Marlin Business Services Corp. (the "Company") maintains the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (the "Plan"), for the benefit of eligible employees of the Company and its subsidiaries, non-employee directors, consultants and advisors;

WHEREAS, since the adoption of the Plan, shares of the Company's Common Stock, par value $0.01 per share, have been issued to eligible participants consistent with the terms and conditions of the Plan; and

WHEREAS, the Board of Directors of the Company desires to amend the Plan to increase the maximum aggregate number of shares of the Corporation's stock that may be subject to grants made under the Plan to any individual during the 2010 calendar year to 300,000 shares if the shareholders approve a one-time option exchange program.

NOW, THEREFORE, in accordance with the foregoing, effective upon approval by the Company's shareholders at the 2009 Annual Meeting, the Plan is hereby amended as follows:

1. The last sentence of Section 3(a) of the Plan, as amended pursuant to Amendment 2009-1 to the Plan, is hereby amended in its entirety to read as follows:

   "The maximum aggregate number of shares of Company Stock that shall be subject to Grants made under the Plan to any individual during any calendar year shall be 200,000 shares, subject to adjustment as described below; provided, however, if the shareholders approve the one-time option exchange program at the 2009 Annual Meeting, the maximum aggregate number of shares of Company Stock that shall be subject to Grants made under the Plan to any individual during the 2010 calendar year shall be 300,000 shares, subject to adjustment as described below, provided that no more than 200,000 of these shares, subject to adjustment as described below, may be issued pursuant to grants to any individual outside the option exchange program."

2. In all respects not amended, the Plan is hereby ratified and confirmed.

IN WITNESS WHEREOF, to record the adoption of this Amendment 2009-3 to the Plan, the Company has caused the execution of this instrument on this day of , 2009.

Attest:	MARLIN BUSINESS SERVICES CORP.
______________________________	By: ______________________________
	Title:



Corporate Headquarters & Northeastern Division
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